As filed with the Securities and Exchange Commission on August 29, 2003
                                                      REGISTRATION NO. 333-_____
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       ----------------------------------
                             3D SYSTEMS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                  7372              95-4431352
         (State or Other        (Primary Standard     (I.R.S. Employer
         Jurisdiction of            Industrial         Identification
         Incorporation or      Classification Code         Number)
      Organization) Number)

                      ------------------------------------
                                26081 AVENUE HALL
                           VALENCIA, CALIFORNIA 91355
                                 (661) 295-5600
 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 CHARLES W. HULL
          INTERIM CHIEF EXECUTIVE OFFICER, EXECUTIVE VICE PRESIDENT AND
                            CHIEF TECHNOLOGY OFFICER
                             3D SYSTEMS CORPORATION
                                26081 AVENUE HALL
                           VALENCIA, CALIFORNIA 91355
                                 (661) 295-5600
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Services)
                      ------------------------------------
                                 WITH A COPY TO:

                              JULIE M. KAUFER, ESQ.
                              ARA A. BABAIAN, ESQ.
                       AKIN GUMP STRAUSS HAUER & FELD LLP
                       2029 CENTURY PARK EAST, SUITE 2400
                          LOS ANGELES, CALIFORNIA 90067
                            TELEPHONE: (310) 229-1000
                            FACSIMILE: (310) 229-1001

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED (1)          UNIT                 PRICE (2)         REGISTRATION FEE
---------------------------- ----------------- -------------------- ----------------------- -----------------
Common Stock, $0.001 par
value                           7,767,734             $7.50              $58,258,005            $4,714
============================ ================= ==================== ======================= ================

-----------

(1) This prospectus covers the offer and sale of (a) 1,792,366 shares of outstanding common stock, (b) 833,333 shares of common stock underlying our 7% convertible subordinated debentures, (c) 2,634,016 shares of common stock issuable upon conversion of shares of our Series B Convertible Preferred Stock, (d) 2,218,119 shares of common stock issuable as dividends on our Series B Convertible Preferred Stock (based on 95% of the closing price of the common stock on The Nasdaq National Market on August 26,
     2003), (e) 264,900 shares of common stock issuable upon exercise of warrants, (g) 25,000 shares of common stock reserved for issuance upon exercise of stock options and (h) an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act, that may be issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions affecting the shares to be offered by the selling stockholders.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and the low prices of registrant's common stock reported on The Nasdaq National Market on August 26, 2003.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED AUGUST 29, 2003

                                   PROSPECTUS

                                     [LOGO]

                             3D SYSTEMS CORPORATION

                        7,767,734 SHARES OF COMMON STOCK

     This prospectus relates to the resale of up to 7,767,734 shares of common stock by the selling stockholders named in this prospectus.

     The selling stockholders may offer for resale the shares covered by this prospectus from time to time directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     We will not receive any proceeds from the resale of our common stock by the selling stockholders.

     Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "TDSC." The last reported sale price of our common stock on August 28, 2003 was $7.80 per share.

     You should read this prospectus carefully before you invest.

     INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                  The date of this prospectus is _______, 2003.

                                TABLE OF CONTENTS

                                                                                         Page

Prospectus Summary........................................................................1
Risk Factors..............................................................................5
Forward-Looking Statements................................................................15
Use of Proceeds...........................................................................16
Market Price of Securities................................................................16
Dividend Policy...........................................................................16
Capitalization............................................................................17
Selected Consolidated Financial Data......................................................18
Management's Discussion and Analysis of Financial Condition and Results of Operations.....20
Business..................................................................................43
Management................................................................................56
Selling Stockholders......................................................................66
Plan of Distribution......................................................................71
Related Party Transactions................................................................73
Description of Capital Stock..............................................................75
Legal Matters.............................................................................78
Experts...................................................................................78
Change in Accountants.....................................................................78
Where You Can Find More Information.......................................................78
Index to Consolidated Financial Statements................................................F-1


     In this prospectus, when we to refer to 3D Systems Corporation and its consolidated subsidiaries we use the terms "we," "our" and "us" when we do not need to distinguish among these entities or their predecessors or when any distinction is clear from the context.

                               PROSPECTUS SUMMARY

     YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE ENTIRE PROSPECTUS, INCLUDING THE MORE DETAILED INFORMATION IN OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                             3D SYSTEMS CORPORATION

     We design, develop, manufacture, market and support, on an international basis, solid imaging systems and related materials. Solid imaging systems are designed to rapidly produce three-dimensional physical objects from digital data using computer aided design and manufacturing, or CAD/CAM, software utilities and related computer applications.

     Used worldwide to generate product concept models, functional prototypes, master patterns for tooling and end-use production parts for direct and indirect manufacturing, our solid imaging technologies change the way people design, develop and manufacture products. The systems utilize patented stereolithography, selective laser sintering, direct composite manufacturing and three-dimensional printing processes to fabricate physical objects using input from CAD/CAM software, or three-dimensional scanning and sculpting devices.

     Our customers include major corporations in a broad range of industries including service bureaus and manufacturers of automotive, aerospace, computer, electronic, consumer and medical products. Our customers use our solid imaging systems and solutions to:

     o    streamline part making, prototyping and manufacturing processes,

     o    verify product designs,

     o    create functional parts,

     o    generate production-quality samples or final parts,

     o    direct manufacture end-use parts, and

     o    create tooling used to manufacture end-use parts.

     We expect our Advanced Digital Manufacturing solutions, which we refer to as ADM, to become a key enabling technology for the customization of design and manufacturing using additive fabrication techniques, also called mass customization or rapid manufacturing. ADM will allow designers to reduce part count in the design process and to add custom features and complexity to designs not currently feasible with today's manufacturing techniques thus reducing part costs and assembly time. By using multiple technologies offered by us, existing designs can be manufactured without the costs and lead-time associated with hard tooling, and more complex designs will become easier to manufacture.

     An integrated package combining hardware, software, materials and process gives us one of the widest ranges of solid imaging solutions in the world. Our comprehensive range of products includes:

     o the MJM (multi-jet modeling) product line: our ThermoJet solid object printer is a network-ready printer, about the size of an office copier, which employs hot melt ink jet technology to build models in successive layers using our proprietary thermoplastic material,

     o the SLA (stereolithography apparatus) product line: the SLA systems use our proprietary stereolithography technology, which we refer to as SL, an additive solid imaging process which uses a laser beam to expose and solidify successive layers of photosensitive resin until the desired object is formed to precise specifications in epoxy or acrylic resin,

     o the SLS (selective laser sintering) product line: the SLS systems utilize a process called laser sintering, which we refer to as LS, which uses laser energy to sinter powdered material to create solid objects from powdered materials, and

     o the DCM (direct composite manufacturing) product line: the OptoForm system is an advanced digital manufacturing system, which combines the precision of stereolithography with dense materials comprising both a photosensitive epoxy polymer and a range of reinforcing fillers including thermoplastics, metals, and ceramics, or a combination of these paste materials.

     We produce, market and distribute consumable materials used in all solid imaging systems we offer. Our growing installed base of systems requires an ongoing supply of materials as well as service support and provides us with an ongoing revenue stream. In April 2002, we introduced our Accura family of materials for use in our solid imaging systems. Since the introduction of our Accura materials, we have introduced and continue to engage in research regarding materials for our SLA and SLS systems.

     As of December 31, 2002, we held 359 patents relating to solid imaging, which include 152 in the United States, 146 in Europe, 17 in Japan and 44 in other foreign jurisdictions. We continue to develop new products and processes to expand the applications of solid imaging, and to develop improvements to our existing product lines.

     We were incorporated under the laws of Delaware. Our corporate headquarters are located at 26801 Avenue Hall, Valencia, California 91355. Our telephone number is (661) 295-5600.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary financial data for the years in the period ended December 31, 2002, 2001 and 2000 have been derived from our audited financial statements. The summary financial data for the six months ended June 27, 2003 and June 28, 2002 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year's operations.

     The summary financial data as of and for the years ended December 31, 2001 and 2000 and the six months ended June 28, 2002 have been restated. Unless otherwise expressly stated, all financial information in this prospectus is presented inclusive of the changes made to the financial data for these periods. The reconciliation of previously reported amounts to the amounts currently reported for the years ended December 31, 2001 and 2000 is presented in Note 24 of the Notes to the Consolidated Financial Statements and in Note 14 of the Condensed Consolidated Financial Statements for the six months ended June 27, 2003 and June 28, 2002.

     You should read the following information together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.


                                                 SIX MONTHS ENDED               YEARS ENDED DECEMBER 31,
                                          -------------------------------   --------------------------------
                                                         JUNE 28, 2002                   2001          2000
                                          JUNE 27, 2003  (AS RESTATED)     2002     (AS RESTATED)  (AS RESTATED)
                                          -------------  ------------- ------------ -------------- ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Sales:
    Products (1)                          $     32,746   $    38,371  $    81,039  $    84,558      $  79,857
    Services (2)                                17,141        17,686       34,922       34,182         29,429
                                          -------------  ------------- ------------ -------------- ------------
      Total sales                               49,887        56,057      115,961      118,740        109,286
                                          -------------  ------------- ------------ -------------- ------------
Cost of sales:
    Products (1)                                18,044        21,741       43,398       42,278         34,969
    Services (2)                                13,569        13,197       25,942       24,961         21,729
                                          -------------  ------------- ------------ -------------- ------------
      Total cost of sales                       31,613        34,938       69,340       67,239         56,698
                                          -------------  ------------- ------------ -------------- ------------
Gross profit                                    18,274        21,119       46,621       51,501         52,588
                                          -------------  ------------- ------------ -------------- ------------
Operating expenses:
    Selling, general and administrative         20,375        23,944       48,331       42,807         32,710
    Research and development                     5,163         8,635       15,366       11,010          7,814
    Severance and other restructuring
      costs                                        251         1,617        4,354          ---            ---
                                          -------------  ------------- ------------ -------------- ------------
      Total operating expenses                  25,789        34,196       68,051       53,817         40,524
                                          -------------  ------------- ------------ -------------- ------------
(Loss) income from operations                   (7,515)      (13,077)     (21,430)      (2,316)        12,064
Interest and other (expense) income, net         1,887         1,368       (2,991)      (1,033)           115
Gain on arbitration settlement                     ---        18,464       18,464          ---            ---
                                          -------------  ------------- ------------ -------------- ------------
(Loss) income before provision for
  income taxes                                  (9,402)        4,019       (5,957)      (3,349)        12,179
Provision for (benefit from) income taxes        1,031           953        8,909         (992)         4,309
                                          -------------  ------------- ------------ -------------- ------------
Net (loss) income                              (10,433)        3,066      (14,866)      (2,357)         7,870
                                          -------------  ------------- ------------ -------------- ------------
Preferred stock dividend                           198           ---          ---          ---            ---
                                          -------------  ------------- ------------ -------------- ------------
Net (loss) income available to common
  shareholders per share                  $    (10,631)   $    3,066   $  (14,866)  $   (2,357)    $    7,870
                                          =============  ============= ============ ============== ============
Shares used to calculate basic net
  (loss) income available to common
  shareholders per share                        12,730        12,986       12,837       12,579         11,851
                                          -------------  ------------- ------------ -------------- ------------
Basic net (loss) income available to
  common shareholders per share           $      (0.84)   $     0.24   $    (1.16)  $    (0.19)    $     0.66
                                          =============  ============= ============ ============== ============
Shares used to calculate diluted net
  (loss) income available to common
  shareholders per share                        12,730        14,445       12,837       12,579         12,889
                                          -------------  ------------- ------------ -------------- ------------
Diluted net (loss) income available to
  common shareholders per share           $      (0.84)   $     0.21   $    (1.16)  $    (0.19)    $     0.61)
                                          =============  ============ ============ =============== ============


                                                            AT DECEMBER 31,
                                                       --------------------------
                                               AT                        2001
                                         JUNE 27, 2003     2002      (AS RESTATED)
                                         -------------  ---------   ---------------
BALANCE SHEET DATA:
        Working (deficit) capital        $    (1,334)  $  (8,608)    $  16,008
        Total assets                         127,245     132,233       164,942
        Current portion of long-term
          debt                                   155      10,500        3,135
        Long-term liabilities,
          excluding current portion           17,383      17,487       33,179
        Redeemable preferred stock            15,158         ---          ---
        Stockholders' equity                  50,890      59,866       78,429

------------
(1) Includes systems and related equipment, material, software and other component parts as well as rentals of equipment.

(2) Includes maintenance services provided by our technology centers and training services.



                                  RISK FACTORS

     BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD UNDERSTAND THE HIGH DEGREE OF RISK INVOLVED. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT. THE RISKS DISCUSSED BELOW ALSO INCLUDE FORWARD-LOOKING STATEMENTS AND OUR ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS.

FINANCE

OUR INDEPENDENT AUDITORS' REPORT EXPRESSES DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     At December 31, 2002, our independent auditors' report, dated June 20, 2003, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern. We experienced significant operating losses in the first and second quarters of 2003, each quarter of fiscal 2002 and in preceding years. At June 27, 2003, we had $8.6 million outstanding under our bank line with U.S. Bank and $4.0 million related to our industrial development bonds. In addition, we have potential liability payable in October 2003 of approximately $1.6 million in connection with our guarantee of the value of shares of our common stock underlying warrants issued in connection with an acquisition. We have failed to meet our financial covenants under our bank agreements and our reimbursement agreement relating to our municipal bond financing. U.S. Bank has waived our compliance with the financial covenants in our loan agreement with them through September 30, 2003 and subject to obtaining a commitment letter from a qualified lending institution by September 30, 2003 to refinance all of our outstanding obligations with U.S. Bank, the waiver will be extended to the earlier of December 31, 2003, or the expiration date of the commitment letter. Wells Fargo Bank, N.A. has waived compliance with certain covenants, provided that we remain in compliance with all other provisions of the reimbursement agreement. The waiver extends through December 31, 2003, provided that if we do not obtain a letter of credit to replace Wells Fargo on or before December 31, 2003, we agree to retire $1.2 million of our industrial development bonds through the use of restricted cash. If we are unable to obtain a commitment letter as required under the U.S. Bank waiver, we will need to raise additional capital through debt or equity financing to pay off the bank loan or we will be in default.

     We are primarily reliant on cash generated from operations to meet our cash requirements. In order to preserve cash, we have been required to reduce expenditures for capital projects, research and development, and in our corporate infrastructure, any of which may have a material adverse affect on our future operations. Further reductions in our cash balances could require us to make more significant reductions in our operations, which would have a material adverse impact on our future operations. We cannot assure you that we can generate sufficient cash from operations and realize our anticipated cost savings in order to allow us to continue as a going concern. In the event we are unable to generate cash flow adequate to meet our operating needs and other financial obligations and achieve our estimated cost savings, or unable to enter into a commitment letter to refinance the U.S. Bank loan by September 30, 2003, we will need to aggressively seek additional debt or equity financing and other strategic alternatives. However, recent operating losses, our declining cash balances, our historical stock performance, the ongoing inquiries into certain matters relating to our revenue recognition, adverse rulings in certain patent litigation actions and the general economic downturn may make it difficult for us to attract equity investments or debt financing or strategic partners on terms that are deemed favorable to us or at all. If we are unable to obtain financing on terms acceptable to us or at all, we will not be able to accomplish any or all of our initiatives and could be forced to consider steps that would protect our assets against our creditors.

OUR DEBT LEVEL COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     As of June 27, 2003, our debt was $38.5 million, of which $8.7 million was current borrowings, $25.2 million related to convertible and preferred instruments and $4.0 million related to our industrial development bonds. This level of debt could have important consequences to you as a holder of shares. Below we have identified for you some of the material potential consequences resulting from this significant amount of debt:

     o We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

     o Our ability to adapt to changing market conditions may be hampered. We may be more vulnerable in a volatile market and at a competitive disadvantage to our competitors that have less debt.

     o Our operating flexibility is more limited due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends.

     o We are subject to the risks that interest rates and our interest expense will increase.

     o Our ability to plan for, or react to, changes in our business is more limited.

     Under certain circumstances, we may be able to incur additional indebtedness in the future. If we add new debt, the related risks that we now face could intensify.

OUR BALANCE SHEET CONTAINS SEVERAL CATEGORIES OF INTANGIBLE ASSETS THAT WE MAY BE REQUIRED TO WRITE-OFF OR WRITE-DOWN BASED ON IMPAIRMENT OF CERTAIN ASSETS AND OUR FUTURE PERFORMANCE, WHICH MAY ADVERSELY IMPACT OUR FUTURE EARNINGS AND OUR STOCK PRICE.

     As of June 27, 2003, we had $23.8 million of unamortized intangible assets, consisting of licenses, patents and other intellectual property and certain expenses that we amortize over time. Any material impairment to any of these items could reduce our net income and may adversely affect the trading price of our common stock. On August 20, 2003, in the patent infringement suit pending in the California federal court filed by EOS against DTM and 3D Systems, the trial court ruled that it was unable to construe one of the claim phrases of one of the patents which we had asserted against EOS in one of our patent infringement actions, which ruling is a factual predicate for a potential ruling by the trial court that the patent is invalid. In addition, in the same action, the court ruled that certain DTM laser sintering machines infringed one of the patents licensed by us to EOS. Consequently, we anticipate recognizing a charge to operations in the third quarter ending September 26, 2003 of approximately $1.1 million related to the write off of capitalized legal fees and other costs.

     At June 27, 2003, we had $44.7 million in goodwill capitalized on our balance sheet. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets," which requires, among other things, the discontinuance of the amortization of goodwill and certain other intangible assets that have indefinite useful lives, and the introduction of impairment testing in its place. Under SFAS No. 142, goodwill and some indefinite-lived intangibles will not be amortized into results of operations, but instead will be tested for impairment at least annually, with impairment being measured as the excess of the carrying value of the goodwill or intangible asset over its fair value. In addition, goodwill and intangible assets will be tested more often for impairment as circumstances warrant, and may result in write-downs of some of our goodwill and indefinite-lived intangibles. Accordingly, we could, from time to time, incur impairment charges, which will be recorded as operating expenses and will reduce our net income and adversely affect our operating results.

     At June 27, 2003, we had approximately $4.6 million related to a license fee prepaid in 1999 related to the solid object printer machine platform included under license and patent costs, net, in our financial statements. The amortization of this intangible is based on the number of solid object printer units sold. If future sales of the solid object printer machine platforms do not increase, then a more rapid rate of amortization of this balance will be required relative to the number of units sold.

WE ARE CARRYING A SIGNIFICANT AMOUNT OF MODEL-RELATED INVENTORY AND TOOLING COSTS FOR A SOLID OBJECT PRINTER MACHINE PLATFORM.

     At June 27, 2003, we had incurred, or had outstanding commitments of, approximately $2.1 million in inventory and tooling costs associated with the development and production of a new solid object printer machine platform. If we significantly write-down this inventory and tooling due to obsolescence, our results of operations could be materially adversely affected. Changes to the bill of material as a result of the design validation testing, or abandonment of the new platform because of adverse market studies, may render inventory and tooling obsolete. Additionally, we continue to carry inventory and have vendor commitments related to our existing solid object printer model totaling $1.1 million, which if not sold, could become obsolete.

THE MIX OF PRODUCTS WE SELL AFFECTS OUR OVERALL PROFIT MARGINS.

     We continuously expand our product offerings, including our materials, and work to increase the number of geographic markets in which we operate and the distribution channels we use in order to reach our various target markets and customers. This variety of products, markets and channels results in a range of gross margins and operating income which can cause substantial quarterly fluctuations depending on the mix of product shipments from quarter to quarter. We may experience significant quarterly fluctuations in gross margins or net income due to the impact of the mix of products, channels or geographic markets utilized from period to period. More recently, our mix of products sold has reflected increased sales of our lower-end systems, which have reduced gross margins as compared to the high-end SLA systems. If this trend continues over time, we may experience lower average gross margins and returns.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Products as complex as those we offer may contain undetected defects or errors when first introduced or as enhancements are released that, despite our testing, are not discovered until after the product has been installed and used by customers. This could result in delayed market acceptance of the product or damage to our reputation and business. We attempt to include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, the nature and extent of these limitations vary from customer to customer, and it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future. The sale and support of our products entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense to us, diversion of management time and attention, and damage to our business reputation and ability to retain existing customers or attract new customers.

OPERATIONS

POLITICAL AND ECONOMIC EVENTS AND THE UNCERTAINTY RESULTING FROM THEM MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     The terrorist attacks that took place in the United States on September 11, 2001, along with the U.S. military campaign against terrorism in Iraq, Afghanistan and elsewhere and continued violence in the Middle East have created many economic and political uncertainties, some of which may materially harm our business and revenues. The disruption of our business as a result of these events, including disruptions and deferrals of customer purchasing decisions, had an immediate adverse impact on our business. Since September 11, 2001, some economic commentators have indicated that spending on capital equipment of the type that we sell has been weaker than spending in the economy as a whole, and many of our customers are in industries that also are viewed as under-performing the overall economy, such as the automobile and telecommunication industries. The long-term effects of these events on our customers, the market for our common stock, the markets for our services and the U.S. economy as a whole are uncertain. The consequences of any additional terrorist attacks, or any expanded-armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business.

WE FACE SIGNIFICANT COMPETITION IN MANY ASPECTS OF OUR BUSINESS AND THIS COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.

     We compete for customers with a wide variety of producers of equipment for models, prototypes and other three-dimensional objects, ranging from traditional model makers and subtractive-type producers, such as suppliers of automated machining, or CNC, to a wide variety of additive solid imaging system manufacturers, as well as service bureaus that provide any or all of these types of technology, and producers of materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of competitive equipment, materials and services. In addition, we have not introduced any significant product advances in our SLA and SLS systems in this year or in 2002 or 2001, which has negatively affected our ability to compete in these markets. A continued reduction in our research and development efforts attributable to these systems, or any reduction in our research and development efforts generally, could affect our ability to compete effectively. Many of our competitors have financial, marketing, manufacturing, distribution and other resources substantially greater than ours. In many cases, the existence of these competitors extends the purchase decision time as customers investigate the alternative products and solutions. Under a settlement agreement with the U.S. Department of Justice relating to our merger with DTM, on June 6, 2002 we licensed to Sony Corporation certain of our patents for use in the manufacture and sale of stereolithography in North America (the United States, Canada and Mexico). Although stereolithography is a very small part of its activities, and Sony thus far only has been active in the Japanese/Asia Pacific region, Sony is an extremely large and sophisticated corporation with annual revenues in excess of $62.0 billion. We cannot be certain of the market impact of the license to Sony; however, we anticipate that Sony will be an aggressive competitor in all aspects of our stereolithography business.

     Our material revenue declined for the six months ended June 27, 2003, as compared to the six months ended June 28, 2002. This was due to the termination of our liquid resin research and development agreements with Vantico on April 22, 2002, under which we had jointly developed liquid photopolymers with Vantico and served as the exclusive worldwide distributor (except in Japan) of these materials. On September 20, 2001, we acquired RPC, an independent supplier of stereolithography resins located in Switzerland, and many customers have converted from Vantico material to our RPC resins. However, our management team does not have substantial experience in the materials development and manufacturing business. In addition, the manufacture of materials business increases some of the existing risks we face and poses new risks to us. For example, we must comply with all applicable environmental laws, rules and regulations associated with large scale manufacturing of resins in Switzerland. Our compliance with these laws may increase our cost of production and reduce our margins and any failure to comply with these laws may result in legal or regulatory action instituted against us, substantial monetary fines or other damages.

     We also face significant competition in the supply of nylon powdered materials for laser sintering equipment. In North America, this competition is the subject of a patent infringement suit against EOS GmbH of Planegg, Germany.

     We also expect future competition may arise from the development of allied or related techniques, both additive and subtractive, for equipment and materials that are not encompassed by our patents, from the issuance of patents to other companies that inhibit our ability to develop certain products and from the improvement to existing material and equipment technologies. We have determined to follow a strategy of continuing product development and aggressive patent prosecution to protect our position to the extent practicable. We cannot assure you that we will be able to maintain our current position in the field or continue to compete successfully against current and future sources of competition.

IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGE AND INTRODUCE NEW PRODUCTS, WE MAY LOSE REVENUE AND MARKET SHARE.

     We are affected by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new standards and practices, any of which could render our existing products and proprietary technology and systems obsolete. We believe that our future success will depend on our ability to deliver products that meet changing technology and customer needs. We believe sales of our SLA and SLS systems have declined in part because we have not introduced any significant advances in these produces this year or in 2002 or 2001. To remain competitive, we must continually enhance and improve the functionality and features of our products, services and technologies. Our success will depend, in part, on our ability to:

     o    obtain leading technologies useful in our business,

     o    enhance our existing products,

     o develop new products and technologies that address the increasingly sophisticated and varied needs of prospective customers, particularly in the area of material functionality,

     o respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis, and

     o    recruit and retain key technology employees.

WE HAVE INCURRED AND MAY CONTINUE TO INCUR SUBSTANTIAL EXPENSE PROTECTING OUR PATENTS AND PROPRIETARY RIGHTS, WHICH WE BELIEVE ARE CRITICAL TO OUR SUCCESS.

     We regard our copyrights, service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our success. Third parties may infringe or misappropriate our proprietary rights, and we intend to pursue enforcement and defense of our patents and other proprietary rights. We have incurred, and may continue to incur, significant expenses in preserving our proprietary rights, and these costs could have a material adverse effect on our results of operations, liquidity and financial condition and could cause significant fluctuations in our operating results from quarter to quarter.

     As of December 31, 2002, we held 359 patents, which include 152 in the United States, 146 in Europe, 17 in Japan, and 44 in other foreign jurisdictions. At that date, we also had 176 pending patent applications: 52 in the United States, 53 in Japan, 48 in European countries and 23 in other foreign countries. As we discover new developments and components to our technology, we intend to apply for additional patents. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products and services are made available. We cannot assure you that the pending patent applications will be granted or that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, our competitors may independently develop or initiate technologies that are substantially similar or superior to ours. We cannot be certain that we will be able to maintain a meaningful technological advantage over our competitors.

     We currently are involved in several patent infringement actions, both as plaintiff and as defendant. At June 27, 2003, we had capitalized $8.9 million in legal costs related to various litigation. On August 20, 2003, in the patent infringement suit pending in the California federal court filed by EOS against DTM and 3D Systems, the trial court ruled that it was unable to construe one of the claim phrases of one of the patents which we had asserted against EOS in one of our patent infringement actions, which ruling is a factual predicate for a potential ruling by the trial court that the patent is invalid. In addition, in the same action, the court ruled that certain DTM laser sintering machines infringed one of the patents exclusively licensed by us to EOS. Consequently, we anticipate recognizing a charge to operations in the third quarter ending September 26, 2003 of approximately $1.1 million related to the write off of capitalized legal fees and other costs. In addition, if our other patent litigation is not settled favorably, we would need to write off additional legal costs, which would have a significant negative impact on our financial results. Our ability to fully protect and exploit our patents and proprietary rights could be adversely impacted by the level of expense required for intellectual property litigation.

WE, AS SUCCESSOR TO DTM, CURRENTLY ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION, THE OUTCOME OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT US.

     On August 24, 2001, we completed our acquisition of DTM. As the successor to DTM, we face direct competition for selective laser sintering equipment and materials outside the United States from EOS. Prior to our acquisition, DTM had been involved in significant litigation with EOS in France, Germany, Italy, Japan and the

United States with regard to its proprietary rights to selective laser sintering technology. EOS also has challenged the validity of patents related to laser sintering in the European Patent Office and the Japanese Patent Office. In addition, EOS filed a patent infringement suit against DTM in federal court in California alleging that DTM infringed certain U.S. patents that we license to EOS.

     On August 20, 2003, the trial court in the California patent infringement suit granted EOS' motion for summary judgment that certain DTM laser sintering machines infringed one claim of one of the patents licensed by us to EOS. Any damages attributable to the infringement cannot at this time be predicted and will depend on other issues still to be determined at trial. EOS asserts that damages will be approximately $40.0 million, and has asserted a claim of willful infringement which provides for treble damages at the discretion of the trial court. In light of the court's findings, we anticipate recognizing a charge to operations in the third quarter ending September 26, 2003 of approximately $1.1 million related to the write off of capitalized legal fees and other costs. The ultimate outcome of the determination of damages could have a material adverse impact on our operations.

     Our inability to resolve the remaining claims or to prevail in any related litigation could result in additional findings of infringement of our licensed patents. Additionally, one EOS patent is asserted which, if found valid and infringed, could preclude the continued development and sale of certain of our laser sintering products that incorporate the intellectual property that is the subject of the patent. We may become obligated to pay substantial monetary damages for past infringement. Regardless of the outcome of these actions, we will continue to incur significant related expenses and costs that could have a material adverse effect on our business and operations. Furthermore, these actions could involve a substantial diversion of the time of some members of management. The failure to preserve our laser sintering intellectual property rights and the costs associated with these actions could have a material adverse effect on our results of operations, liquidity and financial condition and could cause significant fluctuations in operating results from quarter to quarter.

THE INQUIRY INITIATED BY THE SEC MAY LEAD TO CHARGES OR PENALTIES AND MAY ADVERSELY AFFECT OUR BUSINESS.

     If any government inquiry or other investigation leads to charges against us, we likely will be harmed by negative publicity, the costs of litigation, the diversion of management time and other negative effects, even if we ultimately prevail. The SEC has inquired into matters pertaining to our revenue recognition practices. Our Audit Committee has met, and cooperated fully, with the SEC. We have not been notified that the SEC has initiated a formal investigation. This matter is pending and continues to require management attention and resources. Any adverse finding by the SEC may lead to significant fines and penalties and limitations on our activities and may harm our relationships with existing customers and impair our ability to attract new customers. The filing of our restated financial statements will not necessarily resolve the SEC inquiry.

OUR ABILITY TO RETAIN EXISTING CUSTOMERS, AND ATTRACT NEW CUSTOMERS, MAY BE IMPAIRED AS A RESULT OF QUESTIONS RAISED BY OUR REVENUE RECOGNITION ISSUES.

     Our previous improper recognition of revenue with regard to certain sales transactions, the ensuing audit committee investigation and the adjustments to previously filed financial statements could seriously harm our relationships with existing customers and impair our ability to attract new customers. Customers who purchase our products make a significant long-term commitment to the use of our technology. Our products often become an integral part of each customer's facility and our customers look to us to provide continuing support, enhancements and new versions of our products. Because of the long-term nature of a commitment in some of our products, customers often are concerned about the stability of their suppliers. Purchasing decisions by potential and existing customers have been and may continue to be postponed, we believe in part due to our previous improper recognition of revenue and the ensuing audit committee investigation. The failure to timely file our Annual Report on Form 10-K for fiscal 2002 and Quarterly Report on Form 10-Q for the first quarter of fiscal 2003 and the adjustments to our previously filed financial statements may cause existing and potential customers concern over our stability and these concerns may cause us to lose sales. Any loss in sales could adversely affect our results of operations, further deepening concern among current and potential customers. If potential and existing customers lose confidence in us, our competitive position in our industry may be seriously harmed and our revenues could further decline.

WE HAVE EXPERIENCED SIGNIFICANT TURNOVER IN PERSONNEL, INCLUDING SENIOR EXECUTIVES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We have experienced substantial turnover in our employees, including senior members of our executive, finance, accounting and sales departments and currently are operating under an interim chief executive officer and chief financial officer. This turnover is a result of several factors, including the duration and outcome of our audit committee investigation, reductions in our workforce and the closure of our Austin facility. The departure of senior management, including the resignation of Brian Service from the position of Chief Executive Officer, and other key personnel may cause delays in completing our business initiatives and adversely impact the organization's institutional knowledge regarding key policies, significant contracts and agreements, and other key facts. Many of these departed employees had significant experience with our market, as well as relationships with many of our existing and potential sources of financing, large stockholders, customers, suppliers, employees and strategic partners. It will take substantial time for new employees to develop an in-depth understanding of our market and to form significant relationships with our customers and partners. In addition, the reductions in workforce may lead to reduced employee morale and productivity, increased attrition and difficulty retaining existing employees and recruiting future employees, and a perception of instability, any of which could harm our business and operating results.

WE DEPEND ON A SINGLE OR LIMITED NUMBER OF SUPPLIERS FOR SPECIFIED COMPONENTS. IF THESE RELATIONSHIPS TERMINATE, OUR BUSINESS MAY BE DISRUPTED WHILE WE LOCATE AN ALTERNATIVE SUPPLIER.

     We subcontract for the manufacture of material laser sintering components, powdered sintering materials and accessories from a single-source third-party supplier. There are several potential suppliers of the material components, parts and subassemblies for our stereolithography products. However, we currently use only one or a limited number of suppliers for several of the critical components, parts and subassemblies, including our lasers, materials and certain ink jet components. Our reliance on a single or limited number of vendors involves many risks including:

     o    shortages of some key components,

     o    product performance shortfalls, and

     o reduced control over delivery schedules, manufacturing capabilities, quality and costs.

     If any of our suppliers suffers business disruptions or financial difficulties, or if there is any significant change in the condition of our relationship with the supplier, our costs of goods sold may increase or we may be unable to obtain these key components for our products. In either event, our revenues, results of operations, liquidity and financial condition would be adversely affected. While we believe we can obtain most of the components necessary for our products from other manufacturers, any unanticipated change in the source of our supplies, or unanticipated supply limitations, could adversely affect our ability to meet our product orders.

WE FACE RISKS ASSOCIATED WITH CONDUCTING BUSINESS INTERNATIONALLY AND IF WE DO NOT MANAGE THESE RISKS, OUR RESULTS OF OPERATIONS MAY SUFFER.

     A material portion of our sales is to customers in foreign countries. There are many risks inherent in our international business activities that, unless managed properly, may adversely affect our profitability, including our ability to collect amounts due from customers. Our foreign operations could be adversely affected by:

     o    unexpected changes in regulatory requirements,

     o    export controls, tariffs and other barriers,

     o    social and political risks,

     o    fluctuations in currency exchange rates,

     o seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe,

     o    reduced protection for intellectual property rights in some countries,

     o    difficulties in staffing and managing foreign operations,

     o    taxation, and

     o other factors, depending on the country in which an opportunity arises.

OUR COMMON STOCK IS TRADING ON THE NASDAQ NATIONAL MARKET UNDER AN EXCEPTION FROM THE CONTINUED LISTING REQUIREMENTS.

     If we fail to timely file any periodic report due by December 31, 2003, Nasdaq will delist our common stock and, as a consequence, fewer investors, especially institutional investors, will be willing to invest in our company, our stock price will decline, and it will be difficult to raise money on terms acceptable to us, or at all.

     If Nasdaq delists our common stock, it could become subject to the "Penny Stock" rules of the SEC. Penny stocks generally are equity securities with a price of less than $5.00 per share that are not registered on a national securities exchange or quoted on the Nasdaq system. Broker-dealers dealing in our common stock then would be subject to additional burdens which may discourage them from effecting transactions in our common stock, which could make it difficult for investors to sell their shares and, consequently, limit the liquidity of our common stock.

     In addition, if Nasdaq delists our common stock, we expect that some or all of the following circumstances will occur, which likely will cause a further decline in our trading price and make it more difficult to raise funds:

     o    there will be less liquidity in our common stock,

     o there will be fewer institutional and other investors that will consider investing in our common stock,

     o    there will be fewer market makers in our common stock,

     o there will be less information available concerning the trading prices and volume of our common stock, and

     o there will be fewer broker-dealers willing to execute trades in shares of our common stock.

MANAGEMENT

OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED EXECUTIVES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     Our ability to develop and expand our products, business and markets and to manage our growth depends on the services of our executive team. We do not maintain any key life insurance coverage for any member of our executive team. Our success also depends on our ability to attract and retain additional key technical, management and other personnel. Competition for these professionals is intense. The loss of the services of any of our key executives or the failure to attract and retain other key personnel could impair the development of new products and have an adverse effect on our business, operating results and financial condition.

CAPITAL STRUCTURE

OUR OPERATING RESULTS VARY FROM QUARTER TO QUARTER, WHICH COULD IMPACT OUR STOCK PRICE.

     Our operating results fluctuate from quarter to quarter and may continue to fluctuate in the future. In some quarters, it is possible that results could be below expectations of analysts and investors. If so, the price of our common stock may decline.

     Many factors, some of which are beyond our control, may cause these fluctuations in operating results. These factors include:

     o    acceptance and reliability of new products in the market,

     o    size and timing of product shipments,

     o currency and economic fluctuations in foreign markets and other factors affecting international sales,

     o    price competition,

     o    delays in the introduction of new products,

     o    general worldwide economic conditions,

     o    changes in the mix of products and services sold,

     o    impact of ongoing litigation, and

     o    impact of changing technologies.

     In addition, certain of our components require an order lead time of three months or longer. Other components that currently are readily available may become more difficult to obtain in the future. We may experience delays in the receipt of some key components. To meet forecasted production levels, we may be required to commit to long lead time prior to receiving orders for our products. If our forecasts exceed actual orders, we may hold large inventories of slow moving or unusable parts, which could have an adverse effect on our cash flows, profitability and results of operations.

VOLATILITY OF STOCK PRICE.

     Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

     Historically, our stock price has been volatile. The prices of the common stock have ranged from $4.39 to $13.50 during the 52-week period ended June 27, 2003.

     Factors that may have a significant impact on the market price of our common stock include:

     o future announcements concerning our developments or those of our competitors, including the receipt of substantial orders for products,

     o    quality deficiencies in services or products,

     o    results of technological innovations,

     o    new commercial products,

     o    changes in recommendations of securities analysts,

     o    proprietary rights or product, patent or other litigation, and

     o    sales or purchase of substantial blocks of stock.

TAKEOVER DEFENSE PROVISIONS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Various provisions of our corporate governance documents and of Delaware law, together with our shareholders rights plan, may inhibit changes in control not approved by our Board of Directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover.

     Our Board of Directors is authorized to issue up to 5 million shares of preferred stock, of which approximately 3.6 million is outstanding or reserved for issuance. Our Board of Directors also is authorized to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of any preferred stock may adversely affect the rights of holders of common stock. Our ability to issue preferred stock gives us flexibility concerning possible acquisitions and financing, but it could make it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any preferred stock to be issued may have other rights, including economic rights, senior to the common stock, which could have a material adverse effect on the market value of the common stock. In addition, provisions of our Certificate of Incorporation, as amended, and Bylaws could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management.

     We are subject to Delaware laws that could have the effect of delaying, deterring or preventing a change in our control. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date that the person became an interested stockholder, unless certain conditions are met.

     In addition, we have adopted a Shareholders' Rights Plan. Under the Shareholders' Rights Plan, we distributed a dividend of one right for each outstanding share of our common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts.

THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF OUR 7% CONVERTIBLE SUBORDINATED DEBENTURES AND EXERCISE OF OUR SERIES B CONVERTIBLE PREFERRED STOCK COULD DILUTE YOUR OWNERSHIP AND NEGATIVELY IMPACT THE MARKET PRICE FOR OUR COMMON STOCK.

     The Series B Convertible Preferred Stock are convertible at any time into approximately 2,634,016 shares of common stock. Our subordinated debt is convertible at any time into approximately 833,333 shares of common stock. To the extent that all of the Series B Convertible Preferred Stock and 7% convertible subordinated debentures are converted, a significantly greater number of shares of our common stock will be outstanding and the interests of our existing stockholders may be diluted. Moreover, future sales of substantial amounts of our stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management Discussion and Analysis of Financial Condition and Results of Operations."

     If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus which would cause actual results to differ before making an investment decision. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders.

                           MARKET PRICE OF SECURITIES

     The following table sets forth, for the periods indicated, the range of high and low bid information per share of our common stock as quoted on The Nasdaq Stock Market's National Market. Our stock is traded under the symbol "TDSC."

                                                               Historic Prices
                                                        ---------------------------
             Year                   Period                    High           Low
        --------------- --------------------------------------------  -------------
             2003       First Quarter                       $ 10.15         $ 4.10
                        Second Quarter                         7.90           4.00
             2002       First Quarter                         15.90           9.16
                        Second Quarter                        15.80          10.80
                        Third Quarter                         13.55           5.75
                        Fourth Quarter                         8.51           4.98
             2001       First Quarter                         14.56           8.81
                        Second Quarter                        18.52           9.69
                        Third Quarter                         16.70          11.51
                        Fourth Quarter                        15.09           9.73


     As of August 15, 2003, the closing price of our common stock on The Nasdaq National Market was $8.60, and at that date, our outstanding common stock was held of record by approximately 429 stockholders.

                                 DIVIDEND POLICY

     We have not paid any dividends on our common stock and currently intend to retain any future earnings for use in our business. In addition, our loan documents place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Also, holders of our Series B Convertible Preferred Stock are entitled to receive, when, and if declared by our Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of 8% of the issuance price per share per annum, which may be increased to 10% under certain circumstances. Dividends are payable semi-annually, on the sixth month and the twelfth month anniversary of the date of issuance. The dividends are cumulative to the extent not declared and paid by our Board of Directors. No dividends may be paid on any shares of common stock or on shares of any other stock ranking junior to the Series B Convertible Preferred Stock, unless all accrued and unpaid dividends have first been declared and paid in full with respect to the Series B Convertible Preferred Stock.

     Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our Board of Directors and will depend on our earnings, operating and financial condition, capital requirements and other factors deemed relevant by our Board of Directors including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

                                 CAPITALIZATION

     The following table presents our capitalization as of June 27, 2003 (dollars in thousands):

       Current portion of long-term debt..................     $   155
       Long-term debt, less current portion...............       4,010
       Subordinated debt..................................      10,000
                                                            ------------
                                                                14,165
       Redeemable preferred stock, 8% convertible, $0.001
            par value; authorized 5,000,000 shares;
            issued and outstanding 2,634,016                    15,158
                                                            ------------
       Stockholders' equity:

           Common stock, $0.001 par value; authorized
               25,000,000 shares; issued and outstanding
               12,724,381 (1).............................          13
           Capital in excess of par value.................      85,100
           Notes receivable from officers for purchase of
           stock..........................................         (59)
           Preferred stock dividend                               (198)
           Accumulated deficit                                 (31,852)
           Accumulated other comprehensive loss...........      (2,114)
                                                            ------------
              Total stockholders' equity..................  $   50,890
                                                            ------------
              Total capitalization........................  $   80,213
                                                            ============
              ------------------

     (1) Share information is based on the number of shares outstanding as of June 27, 2003 and:

     o excludes 2,663,542 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans at a weighted average exercise price of $10.95 per share;

     o excludes 264,900 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $15.27 per share;

     o excludes 1,230,043 shares available for future issuance under our stock incentive plans;

     o excludes 833,333 shares issuable upon conversion of our 7% convertible subordinated debentures;

     o excludes 2,634,016 shares issuable upon conversion of 8% redeemable preferred stock;

     o excludes 25,000 shares of common stock issuable upon exercise of outstanding options for consulting services at an exercise price of $5.91; and

     o excludes 50,000 shares of common stock issuable upon exercise of outstanding options granted for consulting services at an exercise price of $17.39.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our audited financial statements. The selected condensed consolidated financial data as of and for the six months ended June 27, 2003 and June 28, 2002 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for those periods and as of those dates. You should read the selected consolidated financial data presented below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. Our audited consolidated financial statements as of December 31, 2001 and 2000 and our unaudited condensed consolidated financial statements as of and for the six months ended June 27, 2003 and June 28, 2002 are included in this prospectus.

     The selected financial data as of and for the years ended December 31, 2001 and 2000 and the six months ended June 28, 2002 have been restated. Unless otherwise expressly stated, all financial information in this prospectus is presented inclusive of the changes made to the financial data for these periods. The reconciliation of previously reported amounts to the amounts currently being reported for the years ended December 31, 2001 and 2000 is presented in
Note 24 in the Notes to Consolidated Financial Statements and in Note 14 in the Notes to Condensed Consolidated Financial Statements for the six months ended June 27, 2003 and June 28, 2002.

                                      SIX MONTHS ENDED                        YEARS ENDED DECEMBER 31,
                                --------------------------- ---------------------------------------------------------
                                              JUNE 28, 2002              2001          2000
                                JUNE 27, 2003 (AS RESTATED)  2002   (AS (RESTATED) (AS RESTATED)   1999        1998
                                ------------- ------------- -------  ------------   ------------ --------- ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Sales:
  Products (1)                    $   32,746 $   38,371  $  81,039   $  84,558   $    79,857     $ 66,806   $ 65,434
  Services (2)                        17,141     17,686     34,922      34,182        29,429       30,143     32,683
                                ------------- ------------- -------  ------------   ------------ --------- ----------
      Total sales                     49,887     56,057    115,961     118,740       109,286       96,949     98,117
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Cost of sales:
  Products(1)                         18,044     21,741     43,398      42,278        34,969       35,938     33,477
  Services(2)                         13,569     13,197     25,942      24,961        21,729       20,975     22,062
                                ------------- ------------- -------  ------------   ------------ --------- ----------
      Total cost of sales             31,613     34,938     69,340      67,239        56,698       56,913     55,539
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Gross profit                          18,274     21,119     46,621      51,501        52,588       40,036     42,578
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Operating expenses:
  Selling, general and
    administrative                    20,375     23,944     48,331      42,807        32,710       35,273     30,448
  Research and development             5,163      8,635     15,366      11,010         7,814        8,931      9,425
  Severance and other
    restructuring costs                  251      1,617      4,354         ---           ---        3,384        ---
                                ------------- ------------- -------  ------------   ------------ --------- ----------
      Total operating expenses        25,789     34,196     68,051      53,817        40,524       47,588     39,873
                                ------------- ------------- -------  ------------   ------------ --------- ----------
(Loss) income from operations         (7,515)   (13,077)   (21,430)     (2,316)       12,064       (7,552)     2,705
Interest and other (expense)
  income, net                          1,887      1,368     (2,991)     (1,033)          115           11        482
Gain on arbitration settlement           ---     18,464     18,464         ---           ---          ---        ---
                                ------------- ------------- -------  ------------   ------------ --------- ----------
(Loss) income before income taxes     (9,402)     4,019     (5,957)     (3,349)       12,179       (7,541)     3,187
Provision for (benefit from)
  income taxes                         1,031        953      8,909        (992)        4,309       (2,240)     1,055
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Net (loss) income                    (10,433)     3,066    (14,866)     (2,357)        7,870       (5,301)     2,132
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Preferred stock dividend                 198        ---        ---         ---           ---          ---        ---
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Net (loss) income available to
  common shareholders per share   $  (10,631) $   3,066   $(14,866)  $  (2,357)     $  7,870     $ (5,301)  $  2,132
                                ============= ============ ========= ===========    ============ =========  =========
Shares used to calculate basic
  net (loss)  income available to
  common shareholders per share       12,730     12,986     12,837      12,579        11,851       11,376     11,348
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Basic net (loss) income available
  to common shareholders per
  share                           $    (0.84) $    0.24    $ (1.16)  $   (0.19)     $   0.66  $     (0.47)  $   0.19
                                ============= ============ ========= ===========    ============ =========  =========

Shares used to calculate diluted
  net (loss) income available to
  common shareholders per share       12,730     14,445     12,837      12,579        12,889       11,376     11,594
                                ------------- ------------- -------  ------------   ------------ --------- ----------
Diluted net (loss) income
  available to common
  shareholders per share         $    (0.84)  $    0.21    $ (1.16)  $   (0.19)     $   0.61     $  (0.47)  $   0.18
                                ============= ============ ========= ===========    ============ =========  =========

                                                                        AT DECEMBER 31,
                                                     ------------------------------------------------------
                                        AT JUNE 28,
                            AT JUNE        2002                      2001          2000
                           27, 2003    (AS RESTATED)    2002     (AS RESTATED) (AS RESTATED)     1999         1998
                         -----------  -------------- ----------  ------------   ------------  ----------    ---------
BALANCE SHEET DATA:
  Working (deficit)
capital                   $  (1,334)   $ (15,415)   $ (8,608)    $  16,008        $ 44,275     $ 31,219     $ 38,305
  Total assets              127,245      156,203     132,233       164,942         109,623       90,658       95,103
  Current portion of
    long-term debt              155        3,517      10,500         3,135             120          110          100
  Long-term liabilities                                                              7,585        9,168        6,090
    excluding current
    portion                  17,383       32,464      17,487        33,179
  Redeemable preferred
    stock                    15,158          ---         ---           ---             ---          ---          ---
  Stockholders' equity       50,890       77,222      59,866        78,429          71,522       59,608       66,557
------------------
(1)     Includes systems and related equipment, material, software and other component parts as well as rentals of equipment.

(2) Includes maintenance services provided by our technology centers and training services.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

     The condensed consolidated financial statements for the six months ended June 28, 2002 and the consolidated financial statements as of and for the years ended December 31, 2001 and 2000 included in this prospectus have been restated. All applicable financial information presented in this discussion has been restated to take into account the effects of the restatements described in the accompanying Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 appearing in Note 24 and the accompanying Notes to Condensed Consolidated Financial Statements for the six months ended June 27, 2003 and June 28, 2002 appearing in Note 14.

     The following discussion should be read in conjunction with our consolidated financial statements provided in this prospectus. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

     The forward-looking information set forth in this prospectus is as of the date of this filing, and we undertake no duty to update this information. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" of this prospectus.

RESTATEMENT

     Deloitte and Touche LLP, which we refer to in this prospectus as Deloitte, our independent auditor for the years ended December 31, 2002, 2001 and 2000, in connection with its audit of our consolidated financial statements for fiscal year 2002, identified 12 equipment sales transactions for which revenue had been recognized in the fourth quarter of 2002, which Deloitte believed should have been recognized in other periods. Deloitte brought these sales to the attention of management. Management immediately notified the Audit Committee of our Board of Directors.

     In response, the Audit Committee, which is comprised entirely of independent directors, immediately commenced an investigation into our equipment revenue recognition policies generally, and specifically with regard to the 12 equipment sales transactions identified by Deloitte, and other related or similar transactions. To assist it in this investigation, the Audit Committee retained Morgan Lewis & Bockius, LLP, which we refer to in this prospectus as Morgan Lewis, as independent counsel, and Morgan Lewis retained the accounting firm of BDO Seidman, LLP, which we refer to in this prospectus as BDO, to provide forensic accounting services in support of its work. The investigation included a review of our significant equipment sales transactions during the period from October 1, 2001 through December 31, 2002, to assess the revenue recognition policies applied to these transactions, whether these equipment sales transactions were departures from our stated revenue recognition policy and accounting principles generally accepted in the United States and the reasons for any departures.

     As a result of the investigation by the Audit Committee, we have restated our previously issued financial statements for the six months ended June 28, 2002 and the years ended December 31, 2001 and 2000. The restatements arose from the adjustments of certain income statement items which principally relate to the treatment and timing of revenue recognition of a small percentage of total equipment sales transactions. The effect of the adjustments for the six months ended June 28, 2002 is to increase our previously reported consolidated revenues from $56.0 million to $56.1 million, increase net income from $2.5 million to $3.1 million and increase diluted net income per share from $0.18 to $0.21, and for the year ended December 31, 2001, to decrease our previously reported fiscal 2001 consolidated revenues from $121.2 million to $118.7 million, increase net loss from $1.3 million to $2.4 million and increase diluted loss per share from $0.11 to $0.19. For the year ended December 31, 2000, the effect of these adjustments is to decrease our previously reported fiscal 2000 consolidated revenues from $109.7 million to $109.3 million, decrease net income from $8.1 million to $7.9 million and decrease diluted income per share from $0.63 to $0.61. At the direction of the Audit Committee, we have implemented changes to our financial organization and enhanced our internal controls in response to issues identified in the investigation and otherwise raised by the restatement. We are continuing to implement each of the changes recommended by the Audit Committee.

OVERVIEW

     We develop, manufacture and market worldwide solid imaging systems designed to reduce the time it takes to produce three-dimensional objects. Our products produce physical objects from the digital output of solid or surface data from computer aided design and manufacturing and related computer systems, and include SLA(R) systems, SLS(R) systems and ThermoJet(R) solid object printers.

     SLA systems use our proprietary stereolithography technology, which we refer to as SL, an additive solid imaging process which uses a laser beam to expose and solidify successive layers of photosensitive resin until the desired object is formed to precise specifications in epoxy or acrylic resin. SLS systems utilize a process called laser sintering, which we refer to as LS, which uses laser energy to sinter powdered material to create solid objects from powdered materials. LS and SL-produced parts can be used for concept models, engineering prototypes, patterns and masters for molds, consumable tooling, and short-run manufacturing of final product, among other applications. ThermoJet solid object printers employ hot melt ink jet technology to build models in successive layers using our proprietary thermoplastic material. These printers, about the size of an office copier, are network-ready and are designed for operation in engineering and design office environments. The ThermoJet printer output can be used as patterns and molds, and when combined with other secondary processes such as investment casting, can produce parts with representative end-use properties.

     Our customers include major corporations in a broad range of industries including service bureaus and manufacturers of automotive, aerospace, computer, electronic, consumer and medical products. Our revenues are generated by product and service sales. Product sales are comprised of sales of systems and related equipment, materials, software and other component parts, as well as rentals of systems. Service and warranty sales include revenues from a variety of on-site maintenance services and customer training.

     For the first six months of 2003, the continued general economic slowdown in capital equipment spending worldwide impacted both revenues and earnings. In the first six months of 2003, SLA system unit sales were down 14.7% and SLS system unit sales were down 36.0% from the same period in 2002. This had a significant impact on both revenue and overall gross margin.

     We recognize the importance of recurring revenue to moderate the impact that fluctuations in capital spending has on our high end equipment sales. The following table reflects recurring revenues (service and materials sales) and non-recurring revenues (system sales and related equipment) and those revenues as a percentage of total revenues for the periods indicated below (in thousands, except percentages):

                               SIX MONTHS ENDED                YEARS ENDED DECEMBER 31,
                            ---------------------    ----------------------------------------
                                          JUNE 28,
                             JUNE 27,       2002                      2001            2000
                               2003   (AS RESTATED)     2002     (AS RESTATED)   (AS RESTATED)
                            ----------  ---------    ----------  -------------  -------------
    Recurring sales       $    32,616  $  34,185    $   66,541   $    64,815    $    54,696
    Non-recurring sales        17,271     21,872        49,420        53,925         54,590
                            ----------  ---------    ----------  -------------  -------------
    Total sales           $    49,887  $  56,057    $  115,961   $   118,740    $   109,286
                            ==========  =========    ==========  =============  =============
    Recurring sales             65.4%      61.0%         57.4%         54.6%          50.0%
    Non-recurring sales         34.6%      39.0%         42.6%         45.4%          50.0%
                            ----------  ---------    ----------  -------------  -------------
    Total sales                100.0%     100.0%        100.0%        100.0%         100.0%
                            ==========  =========    ==========  =============  =============


     Since the second quarter of 2001, the market for our capital equipment has been impacted by overall economic conditions. Consequently, we reduced our cost structure by implementing an approximate 10% reduction in workforce worldwide in April 2002. After reviewing our results for the second quarter of 2002 and the long-term prospects for the worldwide economy, we took additional measures to realign our projected expenses with anticipated revenue levels. During the third quarter of 2002, we closed our existing facilities in Austin, Texas, and

Farmington Hills, Michigan, and reduced our workforce by an additional 20% or 109 employees. As a result of these activities, we recorded charges of $1.6 million and $2.7 million in the quarters ended June 28, 2002 and September 27, 2002, respectively. In addition, in April 2003, we reduced our workforce by 6.2%, or 27 employees in the United States, and in August 2003, by 3.9%, or 16 employees, worldwide, as a result of continued lower revenue levels. We recorded a $0.3 million charge for the April 2003 reduction in the second quarter of 2003, and we expect to record a charge of approximately $0.3 million for the August 2003 reduction in the third quarter of 2003.

     Sales into our Advanced Digital Manufacturing market, which we refer to in this prospectus as ADM, continue to increase including sales into aerospace, motorsports, jewelry, and hearing aids. Our ADM revenue was approximately $17.0 million or 34.0% of our overall revenue for the six months ended June 27, 2003 and $16.2 million or 28.9% of our total revenue for the six months ended June 28, 2002. We believe that the market demand for new ADM applications continues to grow.

     During 2002, we announced that we are developing four new materials for use in our SLS systems and the release of another series of resins for our SLA systems. New materials such as aluminum, hard steel, flame retardant nylon (for commercial aerospace applications) and a resin that mimics nylon material, are focused on meeting the opportunities available in ADM and will significantly expand the range of applications for which we can provide solid imaging solutions.

     On March 19, 2002, we reached a settlement agreement with Vantico relating to the termination of the Distribution Agreement and the Research and Development Agreement which required Vantico to pay us $22 million in cash or by delivery of 1.55 million shares of our common stock. On April 22, 2002, Vantico delivered the 1.55 million shares of our common stock to us. Under our distribution contract with Vantico, we were the exclusive worldwide distributor of Vantico photosensitive liquid resins for stereolithography. Our material revenue, excluding DTM related revenues, declined to $17.0 million for the year ended December 31, 2002 from $25.5 million for the year ended December 31, 2001, as a result of the termination of the distribution agreement and prices have fallen significantly as a result of increased competition. On September 20, 2001, we acquired RPC, an independent supplier of stereolithography resins which has enabled us to solicit customers to transition from Vantico material to RPC material. We believe that many customers have converted to our RPC resins and that we supply approximately 50% of the worldwide market for SL resins used in our SLA systems. Due to the termination of this agreement, we are increasing our focus on our internal resin conversion program and our overall materials business through RPC. We are moving forward with our retail materials strategy with our Accura(TM) materials which we launched on April 23, 2002.

     On July 9, 2002, the U.S. Department of Justice approved Sony Corporation as the licensee for certain of our technology, as provided for by the Final Judgment issued on April 17, 2002, by the U.S. District Court for the District of Columbia, relating to our acquisition of DTM Corporation. Under the terms of the license agreement, we have granted a license to Sony for certain of our North American patents and software copyrights for use only in the field of stereolithography within North America (consisting of the United States, Canada and Mexico) together with a list of our North American stereolithography customers, in exchange for a license fee of $900,000, which we received and recorded into revenue in August 2002. In addition, we recorded $450,000 in cost of sales associated with the license fee. This license applies only to those North American patents which we owned or licensed as of April 17, 2002, as well as any applied-for patents as of April 17, 2002, that cover technology marketed prior to April 17, 2002 for use in the field of stereolithography. The license does not apply to technology that we may develop in the future. The license is perpetual, assignable, transferable and non-exclusive, but there is no right to sublicense except as necessary to establish distribution and to outsource manufacturing.

     On August 24, 2001, we completed our acquisition of DTM in which we purchased all of the outstanding shares of common stock of DTM for approximately $45 million in cash. DTM's operations have been fully integrated into our existing business allowing us to realize synergies and cost savings. The acquisition allows us to offer our customers an expanded product line and increases our capabilities in the areas of advanced digital manufacturing and rapid tooling, which we identified as areas of significant opportunity for us for 2002 and beyond. See Note 10 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

     In February 2001, we acquired the stock and intellectual property of OptoForm SARL, which we refer to in this prospectus as Optoform. The OptoForm technology is capable of producing products with metal and ceramic properties. The aggregate purchase price was $2.6 million, of which $1.4 million was settled in cash at the time of closing and $1.2 million was paid in February 2002. The acquisition of OptoForm has allowed us to continue to expand our product offerings and increase our capabilities in the areas of advanced digital manufacturing and rapid tooling. See Note 10 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

     In September 2001, we acquired the stock of RPC Ltd., a manufacturer of sterolithography material. The aggregate purchase price was $5.5 million of which $2.2 million was settled in cash at the time of closing, $2.0 million was paid in 2002 and the balance is due September 2003. The balance is denominated in Swiss Francs and the carrying value as of December 31, 2002 was $1.6 million. See Note 10 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

             CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make critical accounting estimates that directly impact our condensed consolidated financial statements and related disclosures. Critical accounting estimates are estimates that meet two criteria: (1) the estimates require that we make assumptions about matters that are highly uncertain at the time the estimates are made; (2) there exist different estimates that could reasonably be used in the current period, or changes in the estimates used are reasonably likely to occur from period to period, both of which would have a material impact on the presentation of the financial condition or our results of our operations. On an on-going basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, income taxes, inventory, goodwill, intangible and other long-lived assets, contingencies and revenue recognition. We base our estimates and assumptions on historical experience and on various other assumptions we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     The following represent what management believes are the critical accounting policies most affected by significant management estimates and judgments. Management has discussed these critical accounting policies, the basis for their underlying assumptions and estimates and the nature of our related disclosures herein with the Audit Committee of our Board of Directors.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. Our estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, we evaluate specific accounts where we have information that the customer may have an inability to meet its financial obligations (for example, bankruptcy). In these cases, we use our judgment, based on available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a reserve is established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (for example, we experience higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount.

     We believe that our allowance for doubtful accounts is a critical accounting estimate because it is susceptible to change and dependent upon events that are remote in time and may or may not occur, and because the impact of recognizing additional allowance for doubtful accounts may be material to the assets reported on our balance sheet and our results of operations.

     INCOME TAXES. The provisions of SFAS No. 109, "Accounting for Income Taxes," require a valuation allowance when, based upon currently available information and other factors, it is more likely than not that all or a portion of the deferred tax asset will not be realized. SFAS No. 109 provides that an important factor in determining whether a deferred tax asset will be realized is whether there has been sufficient income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years. The existence of cumulative losses in recent years is an item of negative evidence that is particularly difficult to overcome. At June 27, 2003, the unadjusted net book value before valuation allowance of our deferred tax assets totaled approximately $23.4 million, which principally was comprised of net operating loss carry-forwards and other credits. During the six months ended June 27, 2003 and during our 2002 fourth quarter-end, we recorded valuation allowance of approximately $4.8 million and $12.9 million, respectively, against our net deferred tax assets, which was additional to the approximate $5.7 million allowance previously recorded. We intend to maintain a valuation allowance until sufficient evidence exists to support our reversal. Also, until an appropriate level of profitability is reached, we do not expect to recognize any domestic tax benefits in future periods.

     We believe that our determination to record a valuation allowance to reduce our deferred tax assets is a critical accounting estimate because it is based on an estimate of future taxable income in the United States, which is susceptible to change and dependent upon events that are remote in time and may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on our balance sheet and our results of operations. The determination of our income tax provision is complex due to operations in numerous tax jurisdictions outside the United States, which are subject to certain risks, which ordinarily would not be expected in the United States. Tax regimes in certain jurisdictions are subject to significant changes, which may be applied on a retroactive basis. If this were to occur, our tax expense could be materially different than the amounts reported. Furthermore, as explained in the preceding paragraph, in determining the valuation allowance related to deferred tax assets, we adopt the liability method as required by SFAS No. 109, "Accounting for Income Taxes." This method requires that we establish valuation allowance if, based on the weight of available evidence, in our judgment it is more likely than not that the deferred tax assets may not be realized.

     INVENTORY. Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. Our reserve for slow moving and obsolete inventory was $2.3 million and $1.9 million at June 27, 2003 and December 31, 2002, respectively. We evaluate the adequacy of these reserves quarterly. There were no inventories consigned to a sales agent at June 27, 2003, and inventories consigned to a sales agent at December 31, 2002 were $0.1 million. Our determination relating to the allowance for inventory obsolescence is subject to change because it is based on management's current estimates of required reserves and potential adjustments.

     We believe that the allowance for inventory obsolescence is a critical accounting estimate because it is susceptible to change and dependent upon events that are remote in time and may or may not occur, and because the impact of recognizing additional obsolescence reserves may be material to the assets reported on our balance sheet and results of operations.

     GOODWILL, INTANGIBLE AND OTHER LONG-LIVED ASSETS. We have applied Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," in our allocation of the purchase prices of DTM Corporation (DTM) and RPC Ltd.
(RPC). The annual impairment testing required by SFAS No. 142, "Goodwill and Other Intangible Assets," requires us to use our judgment and could require us to write-down the carrying value of our goodwill and other intangible assets in future periods. SFAS No. 142 requires companies to allocate their goodwill to identifiable reporting units, which then are tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to its carrying amount with any excess recorded as an impairment charge.

     Upon implementation of SFAS No. 142 in January 2002 and again in the fourth quarter of 2002, we concluded that the fair value of our reporting units exceeded their carrying value and accordingly, as of that date, there were no goodwill impairment issues. We are required to perform a valuation of our reporting unit annually, or upon significant changes in our business environment.

     We evaluate long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

     We believe that our determination not to recognize an impairment of goodwill, intangible or other long-lived assets is a critical accounting estimate because it is susceptible to change, dependent upon estimates of the fair value of our reporting units, and because the impact of recognizing an impairment may be material to the assets reported on our balance sheet and our results of operations.

     CONTINGENCIES. We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires us to use our judgment. At this time our contingencies are not estimable and have not been recorded; however, management believes the ultimate outcome of these actions will not have a material effect on our consolidated financial position, results of operations or cash flows.

     REVENUE RECOGNITION. Revenues from the sale of systems and related products are recognized upon shipment, provided that both title and risk of loss have passed to the customer and collection is reasonably assured. Some sales transactions are bundled and include equipment, software license, warranty, training and installation. We allocate and record revenue in these transactions based on vendor specific objective evidence that has been accumulated through historic operations. The process of allocating the revenue involves some management judgments. Revenues from services are recognized at the time of performance. We provide end users with maintenance under a warranty agreement for up to one year and defer a portion of the revenues at the time of sale based on the objective evidence for the value of these services. After the initial warranty period, we offer these customers optional maintenance contracts; revenue related to these contracts is deferred and recognized ratably over the period of the contract. Our warranty costs were $2.0 million and $2.5 million for the six months ended June 27, 2003 and June 28, 2002, respectively, and $4.6 million, $4.2 million and $3.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Our systems are sold with software products that are integral to the operation of the systems. These software products are not sold separately.

     Certain of our sales are made through a sales agent to customers where substantial uncertainty exists with respect to collection of the sales price. The substantial uncertainty is generally a result of the absence of a history of doing business with the customer and the uncertain political environment in the country in which the customer does business. For these sales, we record revenues based on the cost recovery method, which requires that the sales proceeds received are first applied to the carrying amount of the asset sold until the carrying amount has been recovered. Thereafter, all proceeds are recognized as gross profit.

     Credit is extended based on an evaluation of each customer's financial condition. To reduce credit risk in connection with systems sales, we may, depending upon the circumstances, require significant deposits prior to shipment and may retain a security interest in the system until fully paid. We often require international customers to furnish letters of credit.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 does not have a material impact on our results of operations or financial condition.

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN 45 also requires guarantors to disclose certain information for guarantees, beginning December 31, 2002. These financial statements contain the required disclosures.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amended SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard provides alternative methods of transition for a voluntary change to the fair market value based method for accounting for stock-based employee compensation. Additionally, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In compliance with SFAS No. 148, we elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation plan as defined by Accounting Principles Board ("APB") Opinion No. 25 and has made the applicable disclosures in the Notes to the Consolidated Financial Statements.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. We do not have any variable interest entities that must be consolidated.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 will become effective for financial instruments entered into or modified after May 31, 2003. We do not have any financial instruments to be accounted for under this pronouncement.

     In May 2003, the Emerging Issues Task Force of the FASB ("EITF"), issued EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" (Issue 00-21). Issue 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 does not have a material effect on the Company's results of operations or financial condition.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items from our statements of operations to total sales:

                                                        PERCENTAGE OF TOTAL SALES
                                      --------------------------------------------------------------
                                          SIX MONTHS ENDED            YEARS ENDED DECEMBER 31,
                                      -----------------------  -------------------------------------
                                                    JUNE 28, 2003               2001          2000
                                      JUNE 27, 2003 (AS RESTATED)   2002   (AS RESTATED)  (AS RESTATED)
                                      ------------- ------------  -------  -------------  -------------
Sales:
        Products                              65.6%       68.4%     69.9%        71.2%          73.1%
        Services                              34.4%       31.6%     30.1%        28.8%          26.9%
                                      ------------- ------------  -------  -------------  -------------
                Total sales                  100.0%      100.0%    100.0%       100.0%         100.0%
                                      ------------- ------------  -------  -------------  -------------
Cost of sales:
        Products                              36.2%       38.8%     37.4%        35.6%          32.0%
        Services                              27.2%       23.5%     22.4%        21.0%          19.9%
                                      ------------- ------------  -------  -------------  -------------
                Total cost of sales           63.4%       62.3%     59.8%        56.6%          51.9%
                                      ------------- ------------  -------  -------------  -------------
Gross profit                                  36.6%       37.7%     40.2%        43.4%          48.2%
Selling, general and administrative
  expenses                                    40.8%       42.7%     41.7%        36.1%          29.9%
Research and development expenses             10.3%       15.4%     13.3%         9.3%           7.2%
Severance and other restructuring costs        0.5%        2.9%      3.8%         ---             ---
                                      ------------- ------------  -------  -------------  -------------
(Loss) income from operations                (15.1)%     (23.3)%   (18.6)%       (2.0)%         11.1%
Interest and other (expense) income, net      (3.8)%      (2.4)%    (2.6)%       (0.9)%          0.1%
Gain on arbitration settlement                 ---        32.9%     15.9%         ---             ---
Provision for (benefit from) income taxes      2.1%        1.7%      7.7%        (0.8)%          3.9%
                                      ------------- ------------  -------  -------------  -------------
Net (loss) income                            (20.9)%       5.5%    (12.9)%       (2.1)%          7.2%
                                      ============= ============  =======  =============  =============
Cost of sales (as a percentage of
  related sales):
        Products                              55.1%       56.7%     53.6%        50.0%          43.8%
        Services                              79.2%       74.6%     74.3%        73.0%          73.8%
        Total cost of sales                   63.4%       62.3%     59.8%        56.6%          51.9%


     The following table sets forth, for the periods indicated, total sales attributable to each of our major products and services groups, and those sales as a percentage of total sales (in thousands, except percentages):

                                          SIX MONTHS ENDED       YEARS ENDED DECEMBER 31,
                                        --------------------  ---------------------------------------
                                                    JUNE 28,
                                         JUNE 27,     2002                   2001           2000
                                           2003   (AS RESTATED)   2002   (AS RESTATED) (AS RESTATED)
                                        --------- ------------  -------- ------------- -------------
Products:
SLA systems and related equipment        $ 10,082   $12,137    $ 29,186   $ 35,223      $ 44,803
SLS systems and related equipment           4,699     7,004      13,362      8,651           --
Solid object printers                         599     1,116       1,931      5,261         6,520
Materials                                  15,475    16,499      31,619     30,633        25,267
Other                                       1,891     1,615       4,941      4,790         3,267
                                        --------- ------------  -------- ------------- -------------
        Total products                     32,746    38,371      81,039     84,558        79,857
                                        --------- ------------  -------- ------------- -------------
Services:
Maintenance                                16,391    16,596      33,038     32,239         26,079
Other                                         750     1,090       1,884      1,943          3,350
                                        --------- ------------  -------- ------------- -------------
        Total services                     17,141    17,686      34,922     34,182         29,429
                                        --------- ------------  -------- ------------- -------------
             Total sales                 $ 49,887   $56,057   $ 115,961   $118,740      $ 109,286
                                        --------- ------------  -------- ------------- -------------
Products:
SLA systems and related equipment           20.2%     21.6%       25.2%      29.7%           41.0%
SLS systems and related equipment            9.4%     12.5%       11.5%       7.3%            --
Solid object printers                        1.2%      2.0%        1.7%       4.4%            6.0%
Materials                                   31.0%     29.4%       27.3%      25.8%           23.1%
Other                                        3.8%      2.9%        4.2%       4.0%            3.0%
                                        --------- ------------  -------- ------------- -------------
        Total products                      65.6%     68.4%       70.0%      71.2%           73.1%
                                        --------- ------------  -------- ------------- -------------
Services:
Maintenance                                 32.9%     29.7%       28.5%      27.2%           23.9%
Other                                        1.5%      1.9%        1.6%       1.6%            3.0%
                                        --------- ------------  -------- ------------- -------------
        Total services                      34.4%     31.6%       30.1%      28.8%           26.9%
                                        --------- ------------  -------- ------------- -------------
             Total sales                   100.0%    100.0%      100.0%     100.0%          100.0%
                                        ========= ============  ======== ============= =============


     Segments are reported by geographic sales regions. Our reportable segments include our administrative, sales, service, manufacturing and customer support operations in the United States and sales and service offices in the European Community (France, Germany, the United Kingdom, Italy and Switzerland) and in Asia (Japan, Hong Kong and Singapore).

     We evaluate performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 3 of the accompanying Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

     Summarized financial information concerning our reportable segments is shown in the following table (in thousands):

                                         SIX MONTHS ENDED                YEARS ENDED DECEMBER 31
                                  ------------------------------- ---------------------------------------
                                                   JUNE 28, 2002                    2001          2000
                                   JUNE 27, 2003   (AS RESTATED)       2002    (AS RESTATED) (AS RESTATED)
                                  ---------------  -------------- ------------  -----------  ------------
      Sales:
      U.S. operations                $    24,195      $   29,086    $  57,338    $  61,031     $  58,766
      European operations                 18,825          19,887       44,538       44,331        38,162
      Asia/Pacific operations              6,867           7,084       14,085       13,378        12,358
                                  ---------------  -------------- ------------  -----------  ------------
        Total sales                       49,887          56,057      115,961      118,740       109,286
      Cost of sales:
      U.S. operations                     16,744          17,189       37,668       31,265        23,656
      European operations                 11,288          14,229       24,673       29,001        25,699
      Asia/Pacific operations              3,581           3,520        6,999        6,973         7,343
                                  ---------------  -------------- ------------  -----------  ------------
        Total cost of sales               31,613          34,938       69,340       67,239        56,698
                                  ---------------  -------------- ------------  -----------  ------------
      Gross profit                   $    18,274      $   21,119    $  46,621    $  51,501     $  52,588
                                  ===============  ============== ============  ===========  ============


SIX MONTHS ENDED JUNE 27, 2003 COMPARED TO THE SIX MONTHS ENDED JUNE 28, 2002

     REVENUES. Revenues during the six months ended June 27, 2003, (the "first half of 2003") were $49.9 million, a decrease of 11.0%, from the $56.1 million recorded during the six months ended June 28, 2002 (the "first half of 2002"). The decrease in overall revenues was incurred for the most part in the first three months of 2003, and reflects a decline in capital spending due to poor economic conditions in the United States and the uncertainty surrounding the war with Iraq. In addition, we believe that sales of our SLA and SLS systems declined in part because we have not introduced any significant advances in these products this year or in 2002 or 2001. Furthermore, the issues associated with the completion of the fiscal year 2002 audit caused significant disruption to our organization, and required the attention of our executive and management staff for the better part of the first half of this year. We believe that the completion of the 2002 audit has enabled management to refocus its attention and efforts on our core business. In addition, we have implemented many of the recommendations of our Audit Committee and continue to implement the remaining recommendations.

     Product sales of $32.7 million were recorded in the first half of 2003, a decrease of 14.7%, compared to $38.4 million for the first half of 2002. The decrease was primarily in the U.S. operating segment, which experienced a decrease in revenue from $29.1 million to $24.2 million, or 16.8%. The decrease is directly related to the decline in unit sales of our SLA systems as customers delayed decisions with respect to capital expenditures. In addition, we believe that sales of our SLA and SLS systems declined in part because we have not introduced any significant advances in these products this year or in 2002 or 2001. Our Asia operating unit also experienced a decline in revenue from $7.1 million in the first half of 2002 to $6.9 million for the similar period in 2003, or 3.1%. The decline in sales for Asia is primarily due to service bureau purchases of systems in the first quarter of 2002, which are not expected to be repeated on an annual basis, partially offset by two large frame systems sales in the second quarter of 2003. Product sales in our Europe operating segment of $18.8 million in the first half of 2003 and $19.9 million for the first half of 2002 decreased approximately 5.3% as sales of systems declined.

     Total units sold for the six months ended June 27, 2003 and June 28, 2002 were 103 and 133, respectively. During the first half of 2003, we sold a total of 58 SLA systems, 16 SLS systems and 29 ThermoJet systems, as compared to 68 SLA systems, 25 SLS systems and 40 ThermoJet systems sold in the first half of 2002. The decrease in units sold is primarily due to the continued overall economic decline in capital spending by customers in the United States and Europe, the absence of significant advances in our SLA and SLS systems, and the distraction of management's attention caused by the accounting issues.

     System orders and sales may fluctuate on a quarterly basis as a result of a number of other factors, including world economic conditions, fluctuations in foreign currency exchange rates, acceptance of new products and the timing of product shipments. Due to the price of certain systems and the overall low unit volumes, the acceleration or delay of shipments of a small number of higher-end SLA systems from one period to another can significantly affect our results of operations for the quarters involved. We also continue to experience a shift in our sales mix from our large frame SLA systems to our small frame SLA systems.

     Materials revenue of $15.5 million was recorded in the first half of 2003, a 6.2% decrease from the $16.5 million recorded in the first half of 2002. The decrease in materials revenue primarily relates to fewer initial vat fill revenues resulting from a decrease in the number of systems sold in the first three months of 2003 partially offset by an increase in materials revenue in the second quarter. We continue to solicit customers to transition from Vantico material to RPC supplied material. We believe that many customers have converted to our RPC resins and that we supply approximately 50% of the worldwide market for SL resins used in our SLA systems.

     Service sales during the first half of 2003 totaled $17.1 million, a 3.4% decrease from the $17.7 million recorded in the first half of 2002. The decrease primarily reflects delays in customer decisions whether to renew maintenance contracts as well as a decline in system sales, and consequently a decline in warranty revenue. The decrease is partially offset by an increase in new maintenance contract revenue as a result of an increase in the overall number of systems in the marketplace.

     COST OF SALES. Cost of sales was $31.6 million or 63.4% of sales in the first half of 2003 and $34.9 million or 62.3% of sales in the first half of 2002.

     Product cost of sales as a percentage of product sales was 55.1% in the first half of 2003 and 56.7% in the first half of 2002. Product cost of sales as a percentage of product sales decreased primarily due to lower costs of sales on our resin materials, which we produce internally, offset slightly by a shift in the sales mix of our SLA systems from large frame systems to small frame systems.

     Cost of sales for U.S. operations decreased to $16.7 million in the first half of 2003 from $17.2 million in the first half of 2002. The monetary decrease in cost of sales is directly related to the decrease in sales. Cost of sales for U.S. operations as a percentage of U.S. sales increased to 69.2% in the first half of 2003 from 59.1% in the first half of 2002. The increase in cost of sales as a percent of sales in the United States relates to lower margins associated with the mix of SLS and SLA systems, and the mix of SLA models, sold, partially offset by better margins on materials sales. Cost of sales for our European operations decreased to $11.3 million or 60.0% of European sales in the first half of 2003 from $14.2 million or 71.5% of sales in the first half of 2002. The monetary decrease in the cost of sales in Europe is a result of lower machine sales. The decrease in cost of sales as a percentage of sales in Europe principally relates to higher margins on resin sales, partially offset by lower margins on service revenue during the first half of 2003. Our cost of sales for our Asia/Pacific operations increased to $3.6 million or 52.1% of Asia/Pacific sales in the first half of 2003 from $3.5 million or 49.7% of sales in the first half of 2002 primarily as a result of lower sales of SLA and SLS systems.

     Service cost of sales as a percentage of service sales was 79.2% in the first half of 2003 and 74.6% in the first half of 2002. The increase in the service cost of sales as a percentage of service sales is primarily attributable to an unusually high occurrence of replacement of lasers in our machines, which are covered by maintenance contracts, during the first three months of 2003. This number of laser replacements has decreased during the second quarter of 2003, as reflected in the decrease of the service cost of sales as a percentage of service sales from 84.8% in the first quarter of 2003 to 79.2% for the first half of 2003. Additionally, delayed decisions by customers whether to renew service contracts reduced our gross profit margins as certain of our service costs of sales are fixed and do not fluctuate in relation to service revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses totaled $20.4 million in the first half of 2003 and $23.9 million in the first half of 2002. This decrease was primarily a result of cost savings achieved due to a reduction in workforce and other restructuring activities during the second and third quarters of 2002 and the second quarter of 2003, partially offset by increased professional fees incurred in connection with the audit committee investigation and the completion of the 2002 audit.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in the first half of 2003 decreased to $5.2 million or 10.3% of sales compared to $8.6 million or 15.4% of sales in the first half of 2002. The decrease in research and development expenses is primarily due to closure of the research and development facility in Austin, Texas, and consolidation of this activity in other locations. Additionally, we reduced the workforce for research and development during the second and third quarters of 2002 and the second quarter of 2003. We continue the development work associated with the InVision(R) si2 3-D printer. We do not anticipate any revenue from the InVision(R) si2 3-D printer until we have successfully completed design validation testing, which we currently anticipate to be in the third quarter of 2003. Given the anticipated impact of cost reductions and closure of our Austin facility, we anticipate research and development expenses to be more in line with historical levels of approximately 9% of revenue by the end of fiscal 2003.

     LOSS FROM OPERATIONS. Operating loss for the first half of 2003 was $7.5 million compared to a loss of $13.1 million in the first half of 2002. This decrease in operating loss is attributable primarily to improved operating efficiencies during the second quarter of 2003. Our performance during the second quarter of 2003, in terms of our operating loss, reflects significant improvement over the first quarter of this 2003 and the second quarter of 2002.

     INTEREST AND OTHER EXPENSE, NET. Interest and other expense, net for the first half of 2003 was $1.9 million compared to interest and other expense, net of $1.4 million in the first half of 2002. The increased expense in the first half of 2003 reflects higher interest rates on our debt and additional loan costs for U.S. Bank as a result of obtaining the required waivers of default.

     PROVISION FOR INCOME TAXES. For the first half of 2003, our income tax provision was $1.0 million primarily for foreign operations, compared to $1.0 million in the first half of 2002, primarily for the Vantico settlement recorded in the first half of 2002.

2002 COMPARED TO 2001

     SALES. Sales in 2002 were $116.0 million, a decrease of 2.3% from the $118.7 million recorded in 2001. Sales for 2001 reflect the consolidated results of DTM as of August 17, 2001. The SLS product line of machines and materials resulting from the DTM acquisition contributed $27.9 million and $13.8 million in revenue in 2002 and 2001, respectively.

     Product sales of $81.0 million were recorded in 2002, a decrease of 4.2% compared to $84.6 million for 2001. Without the inclusion of the SLS product line (which includes materials from the SLS product line), product sales of $53.1 million would have been recorded for 2002, compared to $70.8 million for 2001. This decrease in product sales is due primarily to the decrease in our sales of ThermoJet solid object printers and related equipment of $3.3 million or 63.3%, a decrease in sales of our SLA systems and related equipment of $6.0 million or 17.1% and a decrease in materials revenue of $8.5 million, or 33.4%.

     In 2002, we sold a total of 139 SLA systems compared to 2001 in which we sold a total of 190 SLA systems. In addition, we sold 44 SLS systems in 2002, compared to 39 SLS systems in 2001. SLS unit sales from 2001 reflect the consolidated results of DTM as of August 17, 2001. The reduction in the number of units sold is a result of the economic slowdown worldwide during most of 2002.

     Without the inclusion of $14.6 million and $5.1 million in materials revenue from the SLS product line in 2002 and 2001, respectively, materials revenue of $17.0 million were recorded in 2002, a 33.4% decrease from the $25.5 million recorded in 2001. The decrease in materials revenue primarily relates to lower resin volumes as we continue to solicit customers to transition from Vantico material to our manufactured material. We believe that many customers have converted to our RPC resins and that we supply approximately 50% of the worldwide market for SL resins used in our SLA systems.

     System orders and resultant sales may fluctuate on a yearly basis as a result of a number of other factors, including world economic conditions, fluctuations in foreign currency exchange rates, acceptance of new products and the timing of product shipments. Due to the price of certain systems and the overall low unit volumes, the acceleration or delay of shipments of a small number of higher-end SLA systems from one period to another can significantly affect the results of operations for the periods involved.

     Service sales in 2002 totaled $34.9 million, an increase of 2.2% from $34.2 million in 2001. The increase primarily reflects an increase in maintenance contract revenue, coupled with the consolidation of service revenue from the DTM acquisition. The increase in maintenance contract revenue reflects a continued emphasis of providing a multitude of maintenance contract options to our customers and enhanced selling efforts in this area, coupled with an increase in the installed base of machines.

     Sales for our U.S. operating segment for 2002 and 2001 were $57.4 million and $61.0 million, respectively, a decrease of 6.1%. Sales for our European operating segment were $44.5 million, a slight increase from the $44.3 million recorded in 2001. Sales for our Asia/Pacific operating segment for 2002 were $14.1 million, an increase of 5.2% from the $13.4 million recorded in 2001 primarily due to an increase in service revenues. As noted above, the economic slowdown worldwide has impacted our overall sales for 2002. This was partially offset by the addition of DTM revenue for four months in 2001 and twelve months in 2002.

     COST OF SALES. Cost of sales increased to $69.3 million or 59.8% of sales in 2002 from $67.2 million or 56.6% of sales in 2001. Without the inclusion of the SLS product line, cost of sales were $55.7 million or 63.3% of sales in 2002 and $59.8 million or 56.9% in 2001.

     Product cost of sales as a percentage of product sales increased to 53.6% in 2002 from 50.0% in 2001. Without the inclusion of the SLS product line, product cost of sales as a percentage of product sales was 56.0% in 2002 and 49.2% in 2001. The increase as a percent of product sales in 2002 compared to 2001 is due primarily to a shift in the sales mix from higher-end SLA systems to our smaller systems, which have lower margins. The lower end systems appeal to a broader base of customers and we anticipate that the lost margin will be recovered over time by the increased sales volume.

     Service cost of sales as a percentage of service sales increased to 74.3% in fiscal year 2002 from 73.0% in 2001. The increase is due to an increase in fixed costs of our Education Centers, centers at which we train customers to use our products, and Technology Centers, attributable to the addition of the SLS product line.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses totaled $48.3 million in 2002 and $42.8 million for 2001. The increase primarily reflects additional expenses related to bad debt expense, directors and officers insurance, group medical benefits and professional fees. In addition, selling, general and administrative expenses for DTM are included for the full year in 2002 and four months in 2001 (from the acquisition date). These expenses are partially offset by head count related cost savings net of employee severance.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in 2002 increased to $15.4 million or 13.3% of revenue compared to $11.0 million or 9.3% of revenue in 2001. The increase in research and development expenses is primarily due to development costs related to the InVision Si2 three-dimensional printer and the decision to maintain our facility in Austin, Texas, acquired from DTM. Also included in 2002 was approximately $1.5 million of amortization related to technology acquired in the DTM acquisition. Due to our recent decrease in our workforce, including closing the facility in Austin, Texas, we anticipate future research and development expenses to be more in line with historical levels related to revenues.

     (LOSS) INCOME FROM OPERATIONS. Operating loss for 2002 was $21.4 million compared to $2.3 million in 2001 due to lower gross profits and higher operating expenses in 2002.

     GAIN ON ARBITRATION SETTLEMENT. Gain on arbitration settlement reflects an $18.5 million gain associated with the Vantico arbitration which was recorded in the first quarter of 2002. See Note 21 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

     INTEREST AND OTHER (EXPENSE) INCOME, NET. Interest and other expense, net for 2002 was $3.0 million compared to interest and other expense, net of $1.0 million in 2001. The increased expense in 2002 reflects a higher average debt balance and our higher average cost of capital during 2002.

     PROVISION FOR (BENEFIT FROM) INCOME TAXES. For 2002, our tax provision was $8.9 million or (149.6)% of the pre-tax loss, compared to a tax benefit of $1.0 million or 29.6% of the pre-tax loss in 2001. The 2002 tax provision included an increase of the valuation allowance of deferred tax assets in the amount of $12.9 million or (217.5)% of the pre-tax loss. As of December 31, 2002, we have a net deferred tax asset, before the valuation allowance adjustment, in the total amount of $18.7 million. See Note 18 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

2001 COMPARED TO 2000

     SALES. Sales in 2001 were $118.7 million, an increase of 8.6% from the $109.3 million recorded in 2000. Sales for 2001 reflect the consolidated results of DTM as of August 17, 2001. The SLS product line of machines and materials contributed $13.8 million in revenue in 2001.

     Product sales of $84.6 million were recorded in 2001, an increase of 5.9% compared to $79.9 million for 2000. The increase in product revenue is primarily due to the consolidation of the results of DTM, with sales from the SLS product line of $13.8 million. Without the consolidation of DTM, product sales of $70.8 million would have been recorded for 2001, compared to $79.9 million for 2000. This decrease in product sales is due primarily to the decrease in sales of SLA systems and related equipment of $9.6 million or 21.4%.

     The decrease in machine sales primarily resulted from decreased sales of the higher-end SLA systems, especially the SLA 7000 system, primarily due to a general economic decline in higher dollar capital equipment purchases by customers. In 2001, we sold a total of 37 SLA 7000 systems compared to 57 in 2000. Although sales of our higher-end SLA systems in 2001 were below the prior year, sales of our newly introduced Viper si2 SLA system exceeded expectations, with 71 units sold in 2001. The Viper si2 SLA system became generally available on July 12, 2001.

     Excluding the consolidation of $5.1 million in materials revenue from DTM, materials revenue of $25.5 million were recorded in 2001, a slight decrease from the $25.5 million recorded in 2000. The decrease in material revenue primarily reflects the sale of fewer large frame SLA units. We believe that the termination of our agreements with Vantico, coupled with our acquisition of RPC, also may have impacted materials revenue.

     System orders and resultant sales may fluctuate on a yearly basis as a result of a number of other factors, including world economic conditions, fluctuations in foreign currency exchange rates, acceptance of new products and the timing of product shipments. Due to the price of certain systems and the overall low unit volumes, the acceleration or delay of shipments of a small number of higher-end SLA systems from one period to another can significantly affect the results of operations for the periods involved.

     Service sales in 2001 totaled $34.2 million, an increase of 16.2% from $29.4 million in 2000. The increase primarily reflects an increase in maintenance contract revenue, coupled with the consolidation of service revenue from the DTM acquisition. The increase in maintenance contract revenue reflects a continued emphasis of providing a multitude of maintenance contract options to our customers and enhanced selling efforts in this area, coupled with an increase in the installed base of machines.

     COST OF SALES. Cost of sales increased to $67.2 million or 56.6% of sales in 2001 from $56.7 million or 51.9% of sales in 2000. Excluding the results of DTM, cost of sales were $59.9 million or 50.5% of sales in 2001.

     Product cost of sales as a percentage of product sales increased to 50.0% in 2001 from 43.8% in 2000. Without the consolidation of DTM, product cost of sales as a percentage of product sales was 48.5% in 2001. The increase as a percent of product sales in 2001 compared to 2000 is due primarily to a shift in the sales mix from higher-end SLA systems to our smaller systems.

     Service cost of sales as a percentage of service sales decreased to 73.0% in fiscal year 2001 from 73.8% in 2000. The decrease is due to a change in the mix of service sales from time and materials and other service revenues to maintenance contract revenues in 2001.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses totaled $42.8 million in 2001 and $32.7 million for 2000. The increase primarily reflects expenses from the DTM acquisition, acquisition related amortization costs, legal fees related to the Vantico arbitration, and bad debt write-offs in the fourth quarter of 2001. Additionally, the first six months of 2001 reflect an overall increase in personnel expenses and other costs as we continued to build infrastructure to support anticipated revenue growth.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in 2001 increased to $11.0 million compared to $7.8 million in 2000. Excluding the results of DTM, research and development expenses were $9.3 million in 2001, or 7.8% of sales compared with $7.8 million in 2000, or 7.2% of sales. The increase in research and development expenses is primarily due to development costs related to the InVision Si2 three-dimensional printer and the initial decision to maintain our facility in Austin, Texas. Due to our recent decrease in our workforce in 2001, we anticipate future research and development expenses to be more in line with historical levels related to revenues.

     (LOSS) INCOME FROM OPERATIONS. Operating loss for 2001 was $2.3 million compared to operating income of $12.1 million in 2000, due to reductions in gross profit and higher operating expenses in 2001 compared to 2000.

     INTEREST AND OTHER (EXPENSE) INCOME, NET. Interest and other expense, net for 2001 was $1.0 million compared to interest and other income, net of $0.1 million in 2000. The increased expense in 2001 reflects $1.0 million of interest expense and amortization of loan costs related to the new U.S. Bank term loan and revolving line of credit.

     PROVISION FOR (BENEFIT FROM) INCOME TAXES. For 2001, our tax provision was a benefit of $1.0 million or 29.6% of the pre-tax loss, compared to a tax charge of $4.3 million or 35.4% of the pre-tax income in 2000.

FOREIGN OPERATIONS

     International sales, primarily from Europe, accounted for 50.6%, 48.6% and 46.2%, of total sales in 2002, 2001 and 2000, respectively. For information with respect to allocation of sales among our foreign operations, see Note 19 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

RELATED PARTIES

     On May 5, 2003, we sold 2,634,016 shares of our Series B Convertible Preferred Stock, at a price of $6.00 per share, for aggregate consideration of $15.8 million. The preferred stock accrues dividends at 8% per share (subject to increase to 10%) and is convertible at any time into approximately 2,634,016 shares of common stock. The stock is redeemable at our option after the third anniversary date. We must redeem any shares of preferred stock outstanding on the tenth anniversary date. The redemption price is $6.00 per share plus accrued and unpaid dividends. Messrs. Loewenbaum, Service and Hull, the Chairman of our Board of Directors, then Chief Executive Officer and Chief Technology Officer, respectively, purchased an aggregate of $1.5 million of the Series B Convertible Preferred Stock. Additionally, Clark Partners I, L.P., a New York limited partnership, purchased $5.0 million of the Series B Convertible Preferred Stock. Kevin Moore, a member of our Board of Directors, is the president of the general partner of Clark Partners I, L.P. In connection with the offering, Houlihan Lokey Howard & Zukin rendered its opinion that the terms of the offering were fair to us from a financial point of view. A special committee of our Board of Directors, composed entirely of disinterested independent directors, approved the offer and sale of the Series B Convertible Preferred Stock and recommended the transaction to our Board of Directors. Our Board of Directors also approved the transaction, with interested Board members not participating in the vote.

     At June 27, 2003, we had a remaining note receivable totaling $45,232, including accrued interest, from Charles W. Hull, our director and executive officer, pursuant to the 1996 Stock Incentive Plan. The loan was used to purchase shares of our common stock at the fair market value on the date of purchase. The original amount of the note was $60,000. The note bears interest at a rate of 6% per annum and matures in 2003. Pursuant to the terms of the note, as a result of meeting certain profitability targets for fiscal 2000, $20,000 of the principal amount of the note was forgiven together with $3,671 of interest in 2000. The note receivable is shown on the balance sheet as a reduction of stockholders' equity. Pursuant to the terms of the note and related transaction documents, in July 2003, we retired Mr. Hull's note in exchange for 6,031 shares of our common stock.

     On August 8, 2003, Brian K. Service resigned from his position as our Chief Executive Officer and as a member of our Board of Directors. Mr. Service will receive aggregate payments of approximately $300,000 payable through January 2004. Mr. Service will continue as our employee for a 24-month term to assist with various clients and transactions, for which he will be paid $188,000.

     Effective August 8, 2003, Charles W. Hull, our co-founder, Chief Technical Officer and a director, was named Interim Chief Executive Officer.

LIQUIDITY AND CAPITAL RESOURCES

                                   AS OF AND FOR THE SIX MONTHS        AS OF AND FOR THE YEARS ENDED
                                              ENDED                               DECEMBER 31
                                  ------------------------------- ---------------------------------------
                                                   JUNE 28, 2002                     2001         2000
                                   JUNE 27, 2003   (AS RESTATED)       2002     (AS RESTATED) (AS RESTATED)
                                  ---------------  -------------- -------------  ------------ -------------
                                                                 (IN THOUSANDS)
Cash and cash equivalents               $  8,985      $  6,696     $    2,279    $    5,948     $   18,999
Working (deficit) capital                 (1,334)      (15,415)        (8,608)       16,008         44,275
Cash (used for) provided by operating
  activities                                (535)       (5,100)         1,314         6,649          5,126
Cash used for investing activities        (3,628)       (7,168)       (11,015)      (58,088)        (2,644)
Cash provided by financing activities     10,873        11,947          5,843        40,907          4,159


     We have increased our cash balances as of June 27, 2003 to $9.0 million, of which $1.3 million is restricted, from $2.3 million at December 31, 2002. The increase is due to the collections on accounts receivable of $10.3 million, net borrowings against our line of credit of $6.1 million and proceeds from a preferred stock issuance in the second quarter of 2003 of $15.2 million, net of issuance costs. This cash was consumed in operations by our net operating loss of $10.4 million, which is offset by non-cash expenses of $4.6 million for depreciation and amortization, to pay down accounts payable of $4.5 million and accrued liabilities of $1.5 million and recognition of deferred revenues of $1.7 million. Additionally, we used cash to repay $10.4 million of debt and $3.2 million for patent defense and legal fees.

     Net cash used in operating activities in the first six months of 2003 was $0.5 million, as a result of the net loss of $10.4 million, offset by collections on accounts receivable and payments of accounts payable. Our accounts receivable balances at June 27, 2003 and June 28, 2002 were $18.1 million and $30.2 million, respectively, net of allowance accounts. Collections on accounts receivable during the first half of 2003 and 2002 were $59.3 million and $62.1, respectively. We turned our average accounts receivable balance approximately 2.61 times and 1.77 times for the respective periods in 2003 and 2002. We continue to implement an aggressive strategy in collecting the outstanding balances and have successfully decreased our Days Sales Outstanding by approximately 27 days, from 85 days to 58 days. Foreign collections have improved significantly with average days outstanding decreasing from an average of 126 days to 85 days for foreign operations and from an average of 64 days to 42 days for domestic operations. We have also successfully reduced the balance and number of accounts in the over 90 day category by approximately 16% during the first half of 2003. The cash collected during the period was used to fund operations and to pay down accounts payable of $4.5 million and accrued liabilities of $1.4 million for sales commissions and royalties. Additionally, we made payments in excess of $1.0 million to outside professionals relating to the audit committee investigation and the completion of the 2002 audit.

     Our inventory balances at June 27, 2003 and June 28, 2002 were $12.9 million and 17.3 million, respectively, net of reserves for obsolete inventory and valuation reserves. Our inventory turn for the first half of 2003 was 4.9 times as compared to 3.8 times for the first half of 2002. We continue to build finished goods inventory based on forecasted sales, which allows us to meet our demand without experiencing long lead times for delivery.

     Net cash used in investing activities during the first six months of 2003 totaled $3.6 million. The cash used primarily relates to additions to licenses and patents of $3.2 million for legal defense and new patent filings. Equipment purchases of $0.4 million were primarily for machinery and equipment used in operations and replacement of aged computer equipment.

     Net cash provided by financing activities during the first six months of 2003 totaled $10.9 million and primarily reflects $15.8 million, net of issuance costs of $0.6 million, raised through the issuance of preferred stock and borrowings from the line of credit of $6.1 million. The cash generated from the issuance of stock was used to pay down the term loan of $9.6 million with U. S. Bank. The remaining cash will be used to support operations and satisfy current obligations.

     Net cash provided by operating activities in the year ended December 31, 2002 of $1.3 million primarily results from the decrease in the accounts receivable balance of $11.5 million and the decrease of inventories of $7.1 million partially offset by a net loss of $14.9 million which included a non-cash gain from the Vantico settlement of $20.3 million, a non-cash charge of $12.9 million resulting from an increase in the valuation allowance for deferred income taxes and non-cash charges for depreciation and amortization of $9.9 million. Furthermore, cash provided by operations was decreased due to a decrease in accounts payable of $2.6 million. Net cash provided by operating activities for the year ended December 31, 2001 of $6.6 million primarily results from depreciation and amortization of $7.7 million and a decrease of lease receivables of $2.9 million, reflecting the sale of $2.7 million of lease receivables. The increases in operating expenses were partially offset by a decrease of accrued liabilities of $2.3 million. Net cash provided by operating activities for the year ended December 31, 2000, was $5.1 million comprised primarily of net income of $8.1 million, depreciation and amortization expense of $6.2 million, tax benefit related to stock option exercises of $2.0 million, increases in accounts payable of $2.5 million and deferred revenues of $4.8 million. This was partially offset by increases in accounts receivable of $6.3 million, lease receivables of $2.0 million, inventory of $7.0 million, prepaid and other assets of $4.0 million and a decrease in deferred income taxes of $2.0 million other liabilities of $1.4 million.

     Net cash used for investing activities in the year ended December 31, 2002 of $11.0 million primarily relates to additions to licenses and patents of $4.7 million related to legal defense and new patent filings, additions to property and equipment of $3.2 million for machinery and equipment, the scheduled payments for the OptoForm acquisition of $1.2 million and $2.0 million in payments for the RPC acquisition. Net cash used for investing activities in the year ended December 31, 2001 of $58.1 million primarily relates to the investment in DTM of $49.6 million, additions to property and equipment of $3.3 million, the investment in RPC of $2.2 million and the investment in OptoForm SARL of $1.4 million. Net cash used for investing activities in the year ended December 31, 2000 totaled $2.6 million primarily for property and equipment relating particularly to demonstration equipment for new products, computers and manufacturing equipment required for expansion, license and patents costs, and software development costs.

     Net cash provided by financing activities in the year ended December 31, 2002 of $5.8 million primarily reflects $12.5 million in proceeds from the sale of stock and $44.6 million in additional borrowings partially offset by $52.5 million in debt repayment. Net cash provided by financing activities in the year ended December 31, 2001 totaled $40.9 million and primarily reflected net borrowings of $30.4 million related to the DTM acquisition, the sale of 617,000 shares of our common stock for $8.0 million and the exercise of stock options and issuance of stock of $2.4 million. Net cash provided by financing activities in the year ended December 31, 2000 totaling $4.2 million was the result of cash provided from the exercise of stock options net of long-term debt repayments.

GOING CONCERN

     The consolidated financial statements have been prepared assuming we will continue as a going concern. We incurred operating losses totaling $7.5 million and $31.9 million for the six months ended June 27, 2003 and the year ended December 31, 2002, respectively, and have an accumulated deficit of $31.7 million at June 27, 2003.

     These factors raise substantial doubt about our ability to continue as a going concern. As of June 27, 2003, we had cash balances of $9.0 million, of which $1.3 million was restricted, and $0.1 million was available under a bank line of credit to meet current obligations. In addition, we have potential liability payable in October 2003 of approximately $1.6 million in connection with our guarantee of the value of shares of our common stock underlying warrants issued in connection with an acquisition. We are obligated under our existing line of credit to have a commitment letter from a substitute lender by September 30, 2003. Failure to obtain a commitment letter from an acceptable lender will cause the amount under the line of credit to become immediately due. Management intends to obtain debt financing to replace the U.S. Bank financing and also is pursuing alternative financing sources, including a possible restructuring of our industrial development bonds to make collateral currently serving to secure repayment of the bonds available for additional borrowings. Additionally, management intends to pursue a program to increase margins and continue cost saving programs. However, we cannot assure you that we will succeed in accomplishing any or all of these initiatives.

     On August 20, 2003, in the patent infringement suit pending in the California federal court filed by EOS against DTM and 3D Systems, the trial court granted EOS' motion for summary judgment that certain DTM laser sintering machines infringed one claim of one of the patents licensed by us to EOS. Any damages attributable to the infringement cannot at this time be predicted and will depend on other issues still to be determined at trial. EOS asserts that damages will be approximately $40.0 million, and has asserted a claim of willful infringement, which provides for treble damages at the discretion of the court. In light of the court's findings, we anticipate recognizing a charge to operations in the third quarter ending September 26, 2003 of approximately $1.1 million related to the write off of capitalized legal fees and other costs. The ultimate outcome of the determination of damages could have a material adverse impact on our operations.

     We cannot assure you that over the next 12 months or thereafter we will generate funds from operations or that capital will be available from external sources such as debt or equity financings or other potential sources to fund future operating costs, debt service obligations, any damages that may be awarded in the EOS litigation and capital requirements. Our operations are not currently profitable. Our ability to continue operations is uncertain if we are not successful in obtaining outside funding. Management intends to continue raising additional capital to fund operations. The lack of additional capital resulting from the inability to generate cash flow from operations or raise equity or debt financing would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on our business. Further, we cannot assure you that any necessary funds, if available, will be available on attractive terms or that they will not have a significantly dilutive effect on our existing shareholders.

     The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should we be unable to continue as a going concern.

     On August 20, 1996, we completed a $4.9 million variable rate industrial development bond financing of our Colorado facility. Interest on the bonds is payable monthly (the interest rate at June 27, 2003 was 1.31%). Principal payments are payable in semi-annual installments through August 2016. The bonds are collateralized by an irrevocable letter of credit issued by Wells Fargo Bank, N.A. that is further collateralized by a standby letter of credit issued by U.S. Bank in the amount of $1.2 million. In order to further secure the reimbursement agreement, we executed a deed of trust, security agreement and assignment of rents, an assignment of rents and leases, and a related security agreement encumbering the Grand Junction facility and certain personal property and fixtures located at that facility. In addition, the Grand Junction facility is encumbered by a second deed of trust in favor of Mesa County Economic Development Council, Inc. securing $0.8 million in allowances granted to us pursuant to an Agreement dated October 4, 1995. At June 27, 2003, a total of $4.2 million was outstanding under the bonds. The terms of the letter of credit require us to maintain specific levels of minimum tangible net worth and fixed charge coverage ratio.

     On March 27, 2003, Wells Fargo sent a letter to us stating that we were in default of the fixed charge coverage ratio and minimum tangible net worth covenants of the reimbursement agreement relating to the letter of credit. The bank provided us until April 26, 2003, to cure these defaults.

     On May 2, 2003, Wells Fargo drew down a letter of credit in the amount of $1.2 million which was held as partial security under the reimbursement agreement relating to the letter of credit underlying the bonds and placed the cash in a restricted account. We obtained a waiver for the default from the Wells Fargo Bank, provided that we meet certain terms and conditions. We must remain in compliance with all other provisions of the reimbursement agreement for this letter of credit. If a replacement letter of credit is not obtained on or before December 31, 2003, we will agree to retire $1.2 million of the bonds using the restricted cash.

     On August 17, 2001, we entered into a loan agreement with U.S. Bank totaling $41.5 million, in order to finance the acquisition of DTM. The financing arrangement consisted of a $26.5 million three-year revolving credit facility and $15 million 66-month commercial term loan. At June 27, 2003, a total of $8.6 million was outstanding under the revolving credit facility. We repaid $9.6 million that was outstanding under the term loan on May 5, 2003. The interest rate at June 27, 2003 for the revolving credit facility and term loan was 7.5%. The interest rate is computed as either: (1) the prime rate plus a margin ranging from 0.25% to 4.0%, or (2) the 90-day adjusted LIBOR plus a margin ranging from 2.0% to 5.75%. Pursuant to the terms of the agreement, U.S. Bank has received a first priority security interest in our accounts receivable, inventories, equipment and general intangible assets.

     On May 1, 2003, we entered into "Waiver Agreement Number Two" with U.S. Bank whereby U.S. Bank waived all financial covenant violations at December 31, 2002 and March 31, 2003. The events of default caused by our failure to timely submit audited financial statements and failure to make the March 31, 2003 principal payment of $5.0 million also were waived. The agreement requires us to obtain additional equity investments of at least $9.6 million; to pay off the balance on the term loan of $9.6 million by May 5, 2003; to increase the applicable interest rate to prime plus 5.25%; and to pay a $0.2 million waiver fee and all related costs of drafting the waiver. U.S. Bank also agreed to waive our compliance with each financial covenant in the loan agreement through September 30, 2003. Provided we obtain a commitment letter from a qualified lending institution by September 30, 2003, to refinance all of the outstanding obligations with U.S. Bank, the waiver will be extended to the earlier of December 31, 2003, or the expiration date of the commitment letter. Through the date of this filing, we have complied with all aspects of Waiver Agreement Number Two including the receipt of equity investments of $9.6 million and the $9.6 million principal repayment of the term loan.

     On May 5, 2003, we sold 2,634,016 shares of our Series B Convertible Preferred Stock at a price of $6.00 per share for aggregate consideration of $15.8 million. The preferred stock accrues dividends at 8% per share and is convertible at any time into approximately 2,634,016 shares of common stock. The stock is redeemable at our option at any time after the third anniversary date. We must redeem any shares of preferred stock outstanding on the tenth anniversary date. The redemption price is equal to $6.00 per share plus accrued and unpaid dividends. Net proceeds to us from this transaction were $15.2 million. We applied $9.6 million of these proceeds to pay down our term loan and used the remainder for working capital.

     We lease certain facilities under non-cancelable operating leases expiring through December 2006. The leases are generally on a net-rent basis, whereby we pay taxes, maintenance and insurance. Leases that expire are expected to be renewed or replaced by leases on other properties. Rental expense for the six months ended June 27, 2003 and June 28, 2002 aggregated $1.3 million for each period.

     The future contractual payments at December 31, 2002 are as follows:



                                                                              LATER
CONTRACTUAL OBLIGATIONS     2003       2004      2005      2006      2007     YEARS      TOTAL
                          --------  ---------  --------  --------  -------   --------  ---------
Line of credit            $  2,450  $    ---   $  ---   $   ---   $  ---     $  ---    $  2,450

Term loan (a)               10,350       ---      ---       ---      ---        ---      10,350

Industrial development
  bond                         150       165      180       200      220       3,325      4,240

Subordinated debt              ---       ---      ---    10,000      ---        ---      10,000

                          --------  ---------  --------  --------  -------   --------  ---------
Operating leases             2,949     2,599    1,723     1,518      738        ---       9,527
                          ========  =========  ========  ========  =======   ========  =========
Total                     $ 15,899  $  2,764  $ 1,903   $11,718   $  958     $ 3,325 $   36,567

-----------------------

(a)  On May 5, 2003, we completely repaid this term loan.



     In addition to the foregoing contractual commitments in connection with the acquisition of RPC, we have guaranteed the value of an aggregate of 264,900 shares of common stock underlying warrants issued to the former RPC shareholders. If the fair market value of our common stock is less than $25.27 on September 19, 2003, then each warrant holder has the right to receive, in exchange for the warrant, an amount equal to CHF 8.25 (approximately $6.30 at June 20, 2003) multiplied by the total number of shares of common stock then underlying the warrant. The value of this commitment at the acquisition date was $1.3 million and was included in the purchase price of RPC. See Note 10 of Notes to Consolidated Financial Statements for the year ended December 31, 2002. Our aggregate potential liability at June 27, 2003 was approximately $1.6 million. Payment in cash is due within 30 days of exercise of the guaranty right by the warrant holder.

     In order to preserve cash, we have been required to reduce expenditures for capital projects, research and development, and in our corporate infrastructure, any of which may have a material adverse effect on our future operations. Further reductions in our cash balances could require us to make more significant cuts in our operations, which would have a material adverse impact on our future operations. We cannot assure you that we can achieve adequate savings from these reductions over a short enough period of time in order to allow us to continue as a going concern.

     In the event we are unable to generate cash flow and achieve our estimated cost savings, we will need to aggressively seek additional debt or equity financing and other strategic alternatives. However, recent operating losses, our declining cash balances, our historical stock performance, the ongoing inquiries into certain matters relating to our revenue recognition and the general economic downturn may make it difficult for us to attract equity investments or debt financing or strategic partners on terms that are deemed favorable to us. If our financial condition continues to worsen and we are unable to attract equity or debt financing or other strategic transactions, we could be forced to consider steps that would protect our assets against our creditors.

QUARTERLY RESULTS

     The following tables set forth selected unaudited quarterly results for the ten quarters commencing January 1, 2001 and ending June 27, 2003. The quarterly financial data as of each period presented below have been derived from our unaudited condensed consolidated financial statements for those periods. Results for these interim periods are not necessarily indicative of our results for a full year's operations. The quarterly financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

     In dollars (in thousands, except per share amounts):

                   2003 QUARTER ENDED            2002 QUARTER ENDED                 2001 QUARTER ENDED
                   ---------------------------------------------------------------------------------------------------
                    JUN. 27   MAR. 28   DEC. 31   SEP. 27   JUN. 28   MAR. 29   DEC. 31   SEP. 28   JUN. 29   MAR. 30
                                                (RESTATED)(RESTATED)(RESTATED)(RESTATED)(RESTATED)(RESTATED)(RESTATED)
                   ---------------------------------------------------------------------------------------------------
 Total sales       $26,871    $23,017   $31,990   $27,914  $28,543   $27,514   $36,320   $31,407   $24,948   $26,065
 Gross profit....   10,781      7,495    13,590    11,910   10,799    10,320    15,449    13,448    10,766    11,838
 Total operating
   expenses......   12,534     13,256    16,281    17,572   19,298    14,898    18,192    12,792    11,730    11,103
 (Loss) income
   from
   operations....   (1,753)    (5,761)   (2,691)   (5,662)  (8,499)   (4,578)   (2,743)      656      (964)      735
 Provision for
   (benefit
   from) income
   taxes.........      815        216    12,035    (4,079)  (3,539)    4,492    (1,596)      130      (126)      600
 Net (loss)
   income........   (3,561)    (6,871)  (15,720)   (2,212)  (5,628)    8,694    (2,160)      166      (564)      201
 Net (loss)
   income
   available to
   common
   shareholders..   (3,759)    (6,871)  (15,720)   (2,212)  (5,628)    8,694    (2,160)      166      (564)      201
 Basic net
   (loss) income
   available to
   common
   shareholders
   per share.....    (0.30)     (0.54)    (1.24)    (0.17)   (0.44)     0.66    (0.17)      0.01      (0.05)     0.02
Diluted net
   (loss) income
   available to
   common
   shareholders
   per share.....    (0.30)     (0.54)    (1.24)    (0.17)   (0.44)     0.59    (0.17)      0.01      (0.05)     0.02


     The interim financial statements for the quarterly periods ended March 29, June 28 and September 27, 2002 have been restated from amounts previously reported in our Quarterly Reports on Form 10-Q.

     The interim financial statements for the quarterly periods ended March 30, June 29 and September 28, 2001 have been restated from amounts previously reported in our Quarterly Reports on Form 10-Q.

     Income tax expense for the fourth quarter of 2002 includes an increase in the valuation allowance of deferred tax assets in the amount of $12.9 million.

     In the first quarter of 2002, we recorded an $20.3 million gain associated with the Vantico arbitration.

     In the second quarter of 2003, we accrued dividends of $0.2 million on our redeemable preferred stock.

     We incurred additional expenses related to the DTM acquisition, legal fees related to the Vantico arbitration and had debt write-offs in the fourth quarter of 2001.

     Per share amounts for each of the quarterly periods presented do not necessarily add up to the total presented for the year because each amount is independently calculated.

        We present our quarterly results on a 13-week basis ending the last Friday of each quarter and report our annual financial information through the calendar year ended December 31.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to the impact of interest rate changes and foreign currency fluctuations.

     INTEREST RATE RISK. Our exposure to market rate risk for changes in interest rates relates primarily to our cash investments and long-term debt. We invest our excess cash in money market funds or other high quality investments. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

     Investments in floating rate interest-earning instruments carry a degree of interest rate risk. Floating rate securities may produce less income than expected if interest rates fall. Due in part to this factor, our future investment income may fall short of expectations due to changes in interest rates.

     We are exposed to interest rate risk on our revolving credit facility and term loan with U.S. Bank, which have variable interest rates. At June 27, 2003, we had a total of $8.6 million outstanding under our revolving credit facility. We repaid $9.6 million outstanding on our term loan on May 5, 2003. The interest rate at June 27, 2003 for the revolving credit facility and the term loan was 7.5%. The revolving credit facility expires in 2003.

     We have an industrial development bond on our Colorado facility, which has an outstanding balance of $4.2 million. We will make annual principal payments of $150,000, $165,000, $180,000, $200,000, $220,000, for the years ending 2003,
2004, 2005, 2006, 2007, respectively, and $3,325,000 thereafter. The bond has a variable interest rate and the interest rate at June 27, 2003 was 1.31%. An increase or decrease in the variable interest rate of 1.00% would increase or decrease our annual interest expense by $42,000. We have not entered into any hedging contracts to protect ourselves against future changes in interest rates, which could negatively impact the amount of interest we are required to pay. However, we do not feel that this risk is significant and we do not plan to attempt to hedge to mitigate this risk in the foreseeable future.

     The carrying amount, principal maturity and estimated fair value of long-term debt exposure as of December 31, 2002 are as follows:

                     CARRYING
                      AMOUNT                      PAYMENTS                        LATER       FAIR
                       2002       2003    2004      2005       2006       2007    YEARS       VALUE
                    ---------  -------- -------  ---------  ----------  --------- -------   ---------
Line of credit      $  2,450   $ 2,450 $   --- $     --- $      --- $     ---  $    --- $    2,450

Interest rate           7.5%
Term loan (a)       $ 10,350   $10,350 $   --- $     --- $      --- $     ---  $    --- $   10,350
Interest rate          6.42%
Industry
    Development
    Bond            $  4,240   $   150 $   165 $     180 $      200 $     220  $  3,325 $    4,240
Interest rate          1.31%
Subordinated debt   $ 10,000   $   --- $   --- $     --- $   10,000 $     ---  $    --- $    8,560
Interest rate          7.0%

----------
(a)  On May 5, 2003, we completely repaid this term loan.


     FOREIGN CURRENCY RISK. International revenues accounted for approximately 51.5% of our total revenue for the period ended June 27, 2003 International sales are made primarily from our foreign sales subsidiaries in their respective countries and are denominated in U.S. dollars or the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

     Our international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

     Our exposure to foreign exchange rate fluctuations arises in part from inter-company accounts in which costs incurred in the United States are charged to our foreign sales subsidiaries. These inter-company accounts are typically denominated in U.S. dollars. We also are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The realized effect of foreign exchange rate fluctuations in 2002 resulted in a $0.3 million gain.

     As of June 27, 2003, we had foreign operations that are sensitive to foreign currency exchange rates, including non-functional currency denominated receivables and payables. Foreign operations amount exposed in foreign currency when subjected to a 10% change in the value of the functional currency versus the non-functional currency produces an approximate $1.8 million translation adjustment in our balance sheet as of June 27, 2003.

     We use derivative instruments to manage exposure to foreign currency risk. We manage selected exposures through financial market transactions in the form of foreign exchange forward and put option contracts. We do not enter into derivative contracts for speculative purposes. We do not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net (loss) income. We have no put option contracts in place on June 27, 2003.

                                    BUSINESS

GENERAL

     We design, develop, manufacture, market and support, on an international basis, solid imaging systems and related materials. Solid imaging systems are designed to rapidly produce three-dimensional physical objects from digital data using computer aided design and manufacturing, or CAD/CAM, software utilities and related computer applications.

     Used worldwide to generate product concept models, functional prototypes, master patterns for tooling and end-use production parts for direct and indirect manufacturing, our solid imaging technologies change the way people design, develop and manufacture products. The systems utilize patented stereolithography, selective laser sintering, direct composite manufacturing and three-dimensional printing processes to fabricate physical objects using input from CAD/CAM software, or three-dimensional scanning and sculpting devices.

     Our customers use our solid imaging systems and solutions to:

     o    Streamline part making, prototyping and manufacturing processes
     o    Verify product designs
     o    Create functional parts
     o    Generate production-quality samples or final parts
     o    Direct manufacture end-use parts
     o    Create tooling used to manufacture end-use parts.

     We expect our Advanced Digital Manufacturing (ADMSM) solutions to become a key enabling technology for the customization of design and manufacturing using additive fabrication techniques, also called mass customization or rapid manufacturing. ADM will allow designers to reduce part count in the design process and to add custom features and complexity to designs not currently feasible with today's manufacturing techniques thus reducing part costs and assembly time. By using multiple technologies offered by us, existing designs can be manufactured without the costs and lead-time associated with hard tooling, and more complex designs will become easier to manufacture.

     An integrated package combining hardware, software, materials and process gives us one of the widest ranges of solid imaging solutions in the world. Our comprehensive range of products includes; the MJM (multi-jet modeling) product line, the SLA(R) (stereolithography apparatus) product line, the SLS(R) (selective laser sintering) product line, the DCM (direct composite manufacturing) product line, and the Accura(R) material line, which provides a broad range of prototype and manufacturing materials utilized by our MJM, SLA and SLS systems.

     We produce, market and distribute consumable materials used in all solid imaging systems we offer. Our growing installed base of systems requires an ongoing supply of materials as well as service support and provides us with an ongoing revenue stream. In April 2002, we introduced our Accura family of materials for use in our solid imaging systems. Since the introduction of our Accura materials, we have introduced and continue to engage in research regarding materials for our SLA and SLS systems.

     Our MJM systems use proprietary materials developed, manufactured and sold exclusively by us. Of our MJM systems we currently offer the ThermoJet(R) solid object printer. ThermoJet printers are about the size of office copiers and employ hot-melt ink jet technology to build three-dimensional models in successive layers using our proprietary thermoplastic materials. Designers, engineers and other users of CAD/CAM utilities can incorporate our printers into office networks as a shared resource, to rapidly produce models of products under development for design concept communication and validation. In addition, objects produced by our ThermoJet printers can be used as patterns and molds and, when combined with other secondary processes, such as investment casting, can produce parts with representative end-use properties.

     SLA systems use our proprietary stereolithography, which we refer to as SL technology, a solid imaging process that uses a laser beam to expose and solidify successive layers of a photosensitive liquid until the desired object is formed to precise specifications in epoxy or acrylic resin. SL-produced parts can be used for concept models, engineering prototypes, patterns and masters for molds, consumable tooling or short-run manufacturing of final products, among other applications. SL technology provides users with significant product development time-savings, cost reductions and improved quality, compared to traditional modeling, tooling and pattern-making techniques. In addition, with appropriate material functionality, SL technology can produce durable parts that can be used for ADM solutions.

     SLS systems are based on our proprietary selective laser sintering, or SLS(TM), process initially developed and patented by The University of Texas. The SLS(TM) process was further refined and patented by DTM Corporation. We acquired DTM on August 24, 2001 and now own these DTM patents. We also have an exclusive worldwide license from The University of Texas to practice SLS process under selected laser sintering patents owned by The University of Texas. This technology uses laser energy to melt and fuse, or sinter, powdered material to create a solid object. SLS systems are used to produce functional models for use in product development and design, and are increasingly used for the direct manufacture of small lot quantities of plastic or metal parts for use as final products by end-users in both the consumer and industrial markets. Use of our SLS systems can significantly reduce the time required for production from what otherwise could be months or weeks, to days or, in some cases, hours.

     We provide, either directly or through our network of authorized distributors, a variety of processing materials and on-site maintenance services for all of our solid imaging products. Our customers include major corporations throughout the world in a broad range of industries including manufacturers of automotive, aerospace, computer, electronic, consumer, telecommunication, appliance, footwear, toy, power tool, medical and dental products. We also sell to independent service bureaus that, for a fee, provide solid imaging services to their customers, and to government agencies and universities.

     As of December 31, 2002, we held 359 patents related to solid imaging: 152 in the United States, 146 in Europe, 17 in Japan, and 44 in other foreign countries. We continue to develop new products and processes to expand the applications of solid imaging, and to develop improvements to our existing product lines.

CORPORATE STRUCTURE

     We were incorporated in Delaware in 1993, and are the sole shareholder of 3D Canada Company, a Nova Scotia unlimited liability company, which we refer to as 3D Canada, and RPC, Ltd., a Swiss corporation. We jointly own 3D Holdings, LLC with 3D Canada. 3D Holdings, LLC is the sole shareholder of 3D Systems, Inc., a California corporation, which we refer to as 3D, Inc. 3D, Inc. directly, and through its direct and indirect subsidiaries, conducts substantially all of our business. 3D, Inc.'s direct subsidiaries include 3D Systems Europe Ltd., a United Kingdom company that we refer to as 3D Europe, which serves as the headquarters for the our European operations.

PRODUCTS AND SERVICES

     The following is a description of our products and their current uses. Each product can be used as a stand-alone resource and, as we work to improve process, material functionality, build-to-build and machine-to-machine uniformity, we anticipate increasing sales of multiple types of solid imaging equipment into single location for ADM applications.

Solid Imaging Systems

     o MJM SYSTEMS. The ThermoJet solid object printer is the second generation of multi-jet modeling systems to be offered by us. The ThermoJet printer is a network-ready system, about the size of an office copier, that uses a hot-melt ink jet technology to print models by accumulating material in successive layers using proprietary thermoplastic solid imaging materials, or SIM, and a print head with hundreds of jets oriented in a linear array. The print head scans back and forth, similar to desktop ink jet printers, depositing layer upon layer of material to form the physical model. The printers offer a part-building capacity of 10 inches x 7.8 inches x 8 inches (250 mm x 195 mm x 200 mm).

     The ThermoJet printer creates concept models used for design reviews, form and fit checking, styling, ergonomics evaluation and CAD-model verification. Both technical and non-technical people more easily understand these communication tools than complex two-dimensional presentation drawings. Because SIM is substantially similar to investment casting waxes, ThermoJet printer models can be readily used in the foundry environment for the production of investment casting patterns.

     We introduced our third generation of multi-jet modeling solutions, the InVision(TM) three-dimensional printer, in July 2002 at the international trade show SIGGRAPH. The InVision three-dimensional printer is a network-ready system, about the size of an office copier that combines proprietary photocurable hot melt materials with the ease of ink-jet printing. The InVision three-dimensional printer has not been released commercially into the market. Throughout 2002, we continued to research and develop the InVision three-dimensional printer. We have begun, and expect to complete, design validation testing, beta testing and market research, with respect to the InVision three-dimensional printer, in 2003.

     o SLA(R) SYSTEMS AND RELATED EQUIPMENT. As of December 31, 2002, our SLA product line includes three models: the Viper si2(TM) SLA system, the SLA 5000 system and the SLA 7000 system. These models vary in their capabilities including:

     o    the resolution and accuracy of part building,
     o    the maximum size of objects that can be produced,
     o    object building speed, and
     o    system price.

     SLA systems produce highly detailed three-dimensional parts with fine surface quality. The parts are created through the use of an ultraviolet laser to convert liquid photosensitive polymers into solid cross-sections, layer by layer, until the desired objects are complete. SLA systems are capable of making multiple objects at the same time; however, each SLA system is limited in the size of the objects that it can make during a single build session. Therefore, an SLA system can make scale models of very large objects or, alternatively, full-scale portions of large objects, which are then joined together. The Viper SLA system, for example, can create a model, section of a model or other object with maximum size of 10 inches x 10 inches x 10 inches (250 mm x 250 mm x 250 mm). On the other hand, the maximum size model, section or other object that can be created using the SLA 7000 system is 20 inches x 20 inches x 24 inches (500 mm x 500 mm x 600 mm).

     SLA systems are installed in many of the largest manufacturing organizations in the world and are used in a wide variety of applications, varying from short production runs of end-use products, to producing automobile prototype parts, to creating new designs for testing in consumer focus groups. SLA systems are generally designed to build communication models to enable users to share ideas and evaluate concepts; perform form, fit and function testing on working models; build master patterns for investment casting; or quickly produce parts for direct use in working models. In addition, our products have been customized to produce thousands of tools and end-use parts in ADM applications, including certain dental, hearing aid, jewelry and motorsport applications.

     We also market PCA(TM) equipment, ultraviolet-curing devices used in conjunction with SLA systems, which provide uniform long wave ultraviolet illumination. Upon completion of a typical object by an SLA system, a small amount of the resin remains uncured. Full curing, or hardening, requires an additional one to two hours of exposure to ultraviolet illumination, which can be accomplished most effectively through the use of our PCA devices. Approximately two-thirds of all SLA systems sold have been purchased with a PCA device. Purchasers of multiple SLA systems may use the same PCA device for each system.

     o SLS(R) SYSTEMS AND RELATED EQUIPMENT. SLS systems are primarily used to produce functional parts for use in product development and design. Objects produced by SLS systems are more durable and flexible, in the case of plastic parts, than those produced by SLA systems, but lack the fine detail and surface finish of an SL part. Functional models and prototypes are produced directly from powdered sintering materials, generally, either plastic, nylon or metal. SLS systems also are used to produce metal inserts for tooling and limited quantities of direct metal parts for custom applications, as well as to produce models and prototypes for testing actual product fit, form, ergonomic design and functionality. SLS systems are capable of making multiple objects at the same time; however, each is limited in the size of the objects that it can make during a single build session maximum size of 14.5 inches x
12.5 inches x 17.5 inches (370 mm x 320 mm x 445 mm).

     SLS systems are increasingly used for the direct digital manufacture of small lot quantities of plastic, nylon or metal parts for use as final products by end-users in both the consumer and industrial markets. Metal part production requires processing with an additional furnace step. SLS systems also are used to create tools, molds or patterns that are an intermediate step in most manufacturing processes employed to manufacture low-volume/high-value end-use parts. The systems' pattern production capability offer foundries the ability to automate the pattern-making step of traditional investment casting processes to manufacture metal parts. Parts cast from patterns produced with an SLS system are used in final product assemblies. Foundries also use our SLS systems to automate and accelerate the manufacture of sand molds and cores, which are used for sand casting of metal parts, primarily for use in automotive and heavy equipment applications.

     We market the SLS system to customers and prospects requiring direct digital manufacturing solutions. Currently the SLS system is being utilized in advanced digital manufacturing companies in the hearing aid industry and the aerospace industry to produce mass production, customized end-use parts, such as in-the-ear hearing aids and air ducts for non-commercial planes.

     o DCM SYSTEM. Our Direct Composite Manufacturing line consists of the OptoForm(TM) system. The OptoForm system is an advanced digital manufacturing system, which combines the precision of stereolithography with dense materials comprising both a photosensitive epoxy polymer and a range of reinforcing fillers including thermoplastics, metals, and ceramics, or a combination of these paste materials. Similar to the techniques of the SLA and SLS systems the OptoForm system spreads a layer of paste material across the platform. Parts are created through the use of an ultraviolet laser to convert the paste into solid cross-sections, layer by layer, until the desired objects are complete. The OptoForm system offers a part-building capacity of 20 inches x 12.5 inches x 20 inches (500 mm x 330 mm x 500 mm) which is limited by the weight of the material.

     In December 2001, we formed OptoForm LLC (a Delaware limited liability company), a joint-venture with DSM Somos, one of our resin suppliers, to focus on the development and commercialization of equipment and materials for the OptoForm system. As of June 27, 2003, we have placed five OptoForm engineering evaluation machines at customer locations to facilitate continued technical development of materials, hardware and software.

Materials

     o ACCURA(R) MATERIALS. We develop, manufacture, sell and distribute proprietary materials used by the ThermoJet printer, InVision three-dimensional printer, SLA and SLS systems. Under our distribution contract with Vantico, Inc., which expired on April 22, 2002, we were the exclusive worldwide distributor of Vantico photosensitive liquid resins for stereolithography. In September 2001, we acquired RPC Ltd., a Swiss developer and manufacturer of stereolithography materials. Upon termination of the Vantico distribution contract, we began to sell our SL materials, under our Accura brand, to our worldwide (except Japan) SLA system customer base. Throughout the term of the Vantico distribution contract, the majority of our customers purchased materials from us upon the initial purchase of equipment. We also sold materials necessary for ongoing operation of the machines. We continue to provide initial vat fills and refills of our new Accura SL materials to our customers, and service what we believe is approximately one third of the SLA system customer base.

     Our range of LS powdered materials used in our SLS systems, many of which can be used in multiple applications, addresses a growing list of customer needs. We believe our SLS process, in combination with the DuraForm(TM) material system is currently the world's leading solid imaging technology used for functional plastic and nylon prototype applications. LaserForm(TM) ST-200 material, the fourth-generation metal powder developed for the SLS system is used for creation of prototype tooling and to make metal functional parts.

Software

     o GENERAL. We develop part preparation software for personal computers and engineering workstations designed to enhance the interface between digital data and our solid imaging systems. Digital data, such as solid

CAD/CAM, is converted within the software utility; then, depending on the specific software package, the object can be viewed, rotated, scaled, and model structures added. The software then generates the information to be usedby the SLS system, SLA system, OptoForm or MJM system to create the solid images. In addition, we work with outside companies, where appropriate, to develop software for our systems.

     o QUICKCAST(TM) TECHNOLOGY. Our QuickCast build style consists of a special process for making precision investment casting patterns using SL technology. The QuickCast process uses our SLA systems to produce foundry-useable mold patterns suitable for limited-run investment casting. While not cost-competitive for high-capacity manufacturing, the ability to rapidly produce prototypes and short-run production quantities of fully functional complex metal parts, in a wide variety of metals, is a major technological advantage of SL. All of the SLA systems we sell include the software capability for the QuickCast process.

Services

     o MAINTENANCE. All of the SLS and SLA systems are bundled with on-site hardware and software maintenance service, during a warranty period (typically one year). All ThermoJet printers are bundled with at least a 90-day warranty period. After the warranty period, we offer customers optional maintenance contracts, available on a monthly and annual basis. Approximately three-quarters of the services we provide are for post-warranty maintenance contracts. Although purchasers are not required to enter into post warranty maintenance contracts, the majority of our United States, Asia Pacific and European SLA and SLS system customers are parties to these contracts, and other customers obtain our maintenance services on a time and materials basis. Our overseas distributors also offer maintenance contracts to customers acquiring systems from them. As of June 27, 2003, we had a staff of 128 full-time employees providing on-site remedial and preventive maintenance services necessary to maintain our customers' equipment in good operating condition.

     o TECHNOLOGY CENTERS. We provide services from our Technology Centers at our Valencia, California headquarters, at our European headquarters near London, England, at our offices in Japan and at our office located near Frankfurt, Germany. The Technology Centers produce models, prototypes, mold patterns and other parts for customers at prices that vary based on the nature of the services requested. The Technology Centers also focus their efforts on the development of new applications and techniques and customer benchmarking, and also enable us to keep abreast of developments and serve as a means to introduce prospective buyers to our technology.

Recent Product Introductions

     In order to improve and expand the capabilities of our systems and related software and materials, as well as to enhance our portfolio of proprietary intellectual properties, we have historically devoted a significant portion of our resources to research and development activities. Recent product introductions include:

          o ACCURA(R) SL MATERIALS: ACCUGEN(TM). accuGen 100 material combines accuracy, and green strength to maximize part building productivity. accuGen 100 material is ideal for prototype parts, master patterns, RTV (Room Temperature Vulcanization) mold inserts and flow testing.

          o ACCURA(R) SL MATERIAL: ACCUDUR(TM). accuDur 100 material combines industry-standard durability with flexibility, high accuracy and improved build speeds. accuDur 100 material is a robust, flexible and durable material, ideal for building parts for snap-fit testing, or any other application where durability is required.

          o ACCURA(R) SI 10 MATERIAL. Accura SI 10 material is a superior general purpose material offering an exceptional combination of long vat life and accuracy in part building resulting from its high green strength, humidity resistance and the advances we have made in the material process, which provides speed without compromising part quality. The SI 10 material creates parts with a glossy top finish, excellent for thin wall parts and ideal for master patterns.

          o ACCURA(R) SI 20 MATERIAL. Accura SI 20 material is a durable white material offering high green strength and good throughput. This material is ideal for snap-fit testing and RTV applications.

          o ACCURA(R) SI 30 MATERIAL. Accura SI 30 material is a fast/durable material ideal for customers needing a high-photo speed, low-viscosity material for functional prototypes.

          o ACCURA(R) SI 40 MATERIAL. Accura SI 40 material is the first material on the market that combines high temperature resistance with strength. With properties that mimic Nylon 66 this material is ideal for automotive applications including under-the-hood applications, wind tunnel testing and flow analysis. The Accura SI 40 material produces parts with optical clarity, high flexural modulus and moderate elongation to break, with a high heat deflection temperature allowing it to be drilled, self-tapped and bolted on for true functional testing.

          o ACCURA(R) LS MATERIAL. LaserForm(TM) ST-200 material is the second-generation stainless steel material to be offered for our SLS systems. LaserForm ST-200 material is a specialty stainless steel composite developed for our SLS systems to produce durable, fully dense metal parts and tooling inserts for injection molding and die casting applications.

          o SOFTWARE. Lightyear(TM) 1.3 and Buildstation(TM) 5.3 incorporates new Accura SL material styles simplifying the users' ability to manually select style files.

          o SOFTWARE: Buildstation 4.0.0 for the SLA 250 system incorporates new Accura SL material styles and enhancements to Buildstation
               3.8.6 software.

          o SOFTWARE. Software version 3.1 for all SLS systems is the first version released under our label since the purchase of DTM Corp. Version 3.1 provides SLS system customers enhanced features including tagging, the ability to enter text for a small label that will be built attached to the part; slicing improvements; new Build Packet Browser and Smart Feed enhancements specifically for our SLS 2500PLUS customers.

RESEARCH AND DEVELOPMENT

     Our ability to compete successfully depends, among other things, on our ability to design and develop new machines, materials and applications, and to refine existing products. We believe that our future growth will depend on new materials, as well as improved part accuracy and processing speed. Our development efforts are augmented by development arrangements with research institutions, key customers, materials suppliers and hardware suppliers. Research and development expenses were $15.4 million, $11.0 million and $7.8 million in 2002, 2001, and 2000, respectively. For the foreseeable future, we anticipate that our research and development efforts will focus on material functionality and system design improvements, and developing software to facilitate the interface between our solid imaging systems and digital data from CAD solid programs, scanners, and other peripheral equipment and software. We have dedicated a significant amount of time to the development of new materials for all systems. In September 2001, with the acquisition of RPC, we expanded our SL materials' research capabilities.

     We believe that further refinements in MJM technology will come as a result of investment in the areas of material development, solid imaging processes and the printing mechanism. We believe synthetic specialty chemicals will allow future SIM formulations to demonstrate significant improvement in the material durability and other mechanical properties, and that investment in the solid imaging build processes will result in improvements in the quality of the model output from the build process. We believe these improvements will include faster model build times, higher resolution and smaller layer steps, more accurate geometry representation and smoother and more uniform surface finish on all surfaces of the finished model. In 2002, we continued our research into new MJM materials and processes, devoting a large portion of the year to the development of improved materials directed at addressing the top customer-identified requirements, including part durability, down-facing surface quality and post-processing effort. By combining our knowledge of both MJM and SL material technology, we introduced the InVision three-dimensional printer in July 2002. We anticipate that, when commercialized, the new materials and delivery system will more appropriately meet the needs of the design communication, office and rapid prototyping markets.

     We continue our research and development in the field of materials. Our research and development facilities are located in Marly, Switzerland and Valencia, California. The R&D team focuses our development on


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SL, LS and MJM materials. In 2002, we announced the development of a steel composite material and the research of aluminum and flame retardant nylon for the SLS system. We continue to drive our research and development efforts for the SL material line focusing on general materials for the rapid prototyping industry as well as specialized materials for the advanced digital manufacturing industry.

MARKETING AND CUSTOMERS

     Our sales and marketing strategy focuses on a wide range of customer needs, including traditional model, mold and prototyping, office uses and advanced digital manufacturing. Our internal sales organization is responsible for overseeing worldwide sales and value-added resellers, and our knowledgeable international distributors provide sales and support services in areas remote from our sales offices. Our direct sales force consists of sales persons based in our corporate office in California and in satellite offices throughout North America; in our European offices located near Frankfurt, London, Paris, Milan and in our Hong Kong and Japan offices, which serve the Pacific Rim region. An internal staff of application specialists is a key part of the marketing organization effort to provide pre-sales support and to help existing customers take advantage of the latest materials and techniques to improve part quality and machine productivity. This group also leverages its customer contacts to help identify new application opportunities that utilize our proprietary processes.

     Our marketing programs utilize a combination of seminars, trade shows, advertising, direct mailings, literature, web presence, videos, press releases, brochures and customer and application profiles to identify prospects that match a typical user profile. As of June 27, 2003, our worldwide sales and support staff consisted of 85 employees that are primarily located in the United States and Europe.

     INTERNATIONAL SALES. International sales, the majority of which are in Europe and Asia, accounted for 50.6%, 48.6%, and 46.2% of total sales in the years ended December 31, 2002, 2001 and 2000, respectively. See Note 19 of Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

     CUSTOMERS. Our customers include major companies in a broad range of industries throughout the world, including manufacturers of automotive, aerospace, computer, electronic, consumer and medical products. Purchasers of our systems include original equipment manufacturers, or OEMs, such as AMP, Inc., Apple Computer, Inc., Audi AG, Boeing Company, BMW Group, Canstar Sports, Inc., DaimlerChrysler Corp., Dallara Automobili, Eastman Kodak Company, The Electrolux Group, General Electric Company, General Motors Corporation, Delphi Automotive Systems, Hasbro, Inc., Jordan Grand Prix, International Business Machines Corporation, Johnson & Johnson, Levolor, Minardi Formula 1, Motorola, Inc., Navistar International Corporation, Nike, Inc., ODM (On-Demand Manufacturing), a subsidiary of Boeing, Pratt & Whitney, Penske Racing, Raytheon Company, Renault F1 Team and Texas Instruments, Inc. We also sell our products to government agencies and universities, which generally use our machines for research activities, and to independent service bureaus, including Arrk Creative Network, General Pattern, Moehler Design and INCS, Inc., which for a fee provide solid imaging services to their customers. Each of Renault FI Team, ODM, a subsidiary of Boeing, Widex and Siemens Hearing Instruments established ADM centers in 2002.

     PHOTOPOLYMER DISTRIBUTION AGREEMENT. Pursuant to an agreement with Vantico, we had been the exclusive worldwide distributor (except in Japan) to users of SL processes of all Vantico liquid SL photopolymers. This agreement terminated on April 22, 2002.

     CUSTOMER SUPPORT AND SERVICE. Before installation of an SLA or SLS system, a new purchaser generally receives training at our facilities. For the first several days after installation, an applications engineer remains at the customer location to ensure that the customer is able to operate the system effectively and to answer any questions that may arise. We also make available to our customers, for a fee, additional training courses in system features and applications. Training is not generally necessary for use of a ThermoJet printer.

     We offer maintenance contracts to our customers, which generate recurring revenue. We also make available, in the United States, a hotline to all of our maintenance contract users. The hotline is staffed with technical representatives who answer questions and arrange for on-site remedial services if necessary. The hotline is available Monday through Friday, local holidays excepted, 5:00 a.m. to 5:00 p.m. Pacific time. In addition,


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

customer service, troubleshooting and answers to frequently asked questions, or FAQs, are available through our website, www.3dsystems.com. Customers also may reach us through e-mail, 24 hours a day.

     We co-founded and participate in Global User Groups, which include a substantial number of our customers. The User Groups organize annual conferences in the United States, at which we make presentations relating to updates in stereolithography and selective laser sintering, changes we have implemented in our systems and related equipment, materials and software and future ideas and programs we intend to pursue in the upcoming years.

PRODUCTION AND SUPPLIES

     All of our systems are assembled and SIM (Solid Imaging Material) is produced at our 67,000 square foot facility in Grand Junction, Colorado. We produce stereolithography materials at our facility in Marly, Switzerland. We manufacture lasers in our facility in Valencia, California. We purchase the major component parts for our systems and materials for SIM and resin from outside sources and arrange with contract manufacturers for the manufacture of subassemblies. We integrate the subassemblies and effect final assembly and test of all systems at our production facility. We perform numerous diagnostic tests and quality control procedures on each system to assure its operability and reliability.

     Although there is more than one potential supplier for many material components parts, subassemblies and materials, several of the critical components, materials, and subassemblies, including lasers, materials, and certain ink jet components, are currently provided by a single or limited sources.

     Our production methods are subject to compliance with applicable federal, state, and local provisions regulating the discharge of materials into the environment. We believe that we are in compliance with such regulations currently enacted and continued compliance will not have any material effect on our capital expenditures, earnings and competitive position. Currently we utilize a cleaning solvent that is the subject of a waiver of environmental provisions within the South Coast Air Quality Management District that includes our Valencia, California facility. The waiver expires June 30, 2005 at which time we may be required to switch to a different cleaning solvent. The impact on earnings should not be material.

COMPETITION AND PATENT RIGHTS

     Our principal competitors are companies that manufacture machines that make models, prototypes, molds and small volume manufacturing parts, which include: suppliers of automated machining, or CNC, and rotational molding equipment; suppliers of traditional machining, milling and grinding equipment; and FDM (Fused Deposition Modeling) technology; Parts-in-Minutes and makers of vacuum casting silicon molding equipment; and manufacturers of other SL, LS and three-dimensional printing systems. These suppliers are numerous, both international and regional in scope, and many have well-recognized product lines that compete with us in essentially all of our served and targeted customer areas. Conventional machining and milling techniques continue to be the most common methods by which plastic and metal parts, models, functional prototypes and metal tool inserts are manufactured. Conventional pattern manufacturing techniques continue to be the most common methods to custom manufacture parts and by which patterns are made for use in investment casting.

     We believe there are no products that use operating technologies like our SLA or SLS systems currently being sold in significant quantities in the United States; however, products similar to our SLA systems are manufactured and sold by other companies in the Pacific Rim, and products similar to our SLS systems are manufactured and sold by other companies in Europe and the Pacific Rim. In addition, we anticipate additional competition with respect to SL technology in the United States, Canada and Mexico as a result of our license agreement with Sony Corporation with respect to our SL technology entered into pursuant to the terms of our consent decree with the U.S. Department of Justice.

     We believe that other companies may announce plans to enter our business area either with equipment similar to ours, or with other types of equipment. We believe that currently available alternatives to SL generally are not able to produce models having the dimensional accuracy and fine surface finish of models provided by our SL process. However, non-SL competitors have successfully marketed their products to our existing and potential


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


customers. Furthermore, in many cases, the existence of these competitors extends the purchasing time while customers investigate alternative systems. We compete primarily on the basis of the quality of our products and the advanced state of our technology. We believe that LS has become established as a leading operating technology for the production of functional plastic prototypes and that we have the largest installed base of LS machines in the world.

     We believe that our patents will continue to help us maintain a leading position in the SL, LS and MJM fields.

     A number of companies are currently selling materials which either complement or compete with those we sell DSM Desotech Inc., and others, are currently selling SL resins. In addition, upon termination of our distribution agreement with Vantico, Vantico began selling competing resins. We believe that we supply approximately 50% of the worldwide market for SL resins used in our SLA systems. EOS and others are currently selling LS powdered materials. We believe we currently supply powders to the majority of the LS systems currently installed worldwide.

     Future competition is expected to arise both from the development of new technologies or techniques not encompassed by the patents held by or licensed to us, and through improvements to existing technologies, such as CNC and rotational molding. We have determined to follow a strategy of continuing product development and aggressive patent prosecution to protect ourselves to the extent possible in these areas.

PROPRIETARY PROTECTION

     Charles W. Hull, our founder, Interim Chief Executive Officer and Chief Technology Officer, developed the stereolithography technology used in our SLA product lines, while employed by UVP, Inc. This technology was originally patented by UVP, Inc. and subsequently licensed to us in 1986. We acquired the patent in 1990.

     Researchers at The University of Texas initially developed the selective laser sintering technology commercialized by DTM. The first selective laser-sintering patent was issued to The University of Texas in 1989. Currently, we have exclusive rights to 15 U.S. patents issued to The University of Texas. Two of the original University of Texas patents expire in 2006 while others run until 2014. Patents granted on improvements to the original patent as well as new patents that we have obtained extend some protection to at least 2010. Our exclusive worldwide license from The University of Texas to use the selective laser sintering technology continues until expiration of the patent rights that are the subject of the license.

     We developed the thermoplastic material used in the application of ink jet technology to solid imaging. During 1999, we acquired two patents from Dataproducts Corporation for dot-on-dot printing technology in order to increase our patent protection in the MJM area.

     In connection with the acquisition of OptoForm in February 2001, we acquired technology, know-how and patent rights, which have remaining lives of over 15 years, related to a technology using composites in direct manufacturing. The acquired U.S. and foreign patent rights protect the basic recoating mechanism and materials used in the direct composite manufacturing process.

     We do not have the breadth of patent protection for the solid object printers that we have for our SL and LS technology; however, as noted above, during 1999 we acquired two patents for dot-on-dot printing technology from Dataproducts Corporation in order to help us maintain our position in this field. In April 2002, we obtained the exclusive right, subject to one existing license, with enforcement rights to a patent for three-dimensional printing using two different materials from Richard Helinski. In July 2002, we reached an agreement with Sanders Design International, Inc. (SDI) of Wilton, NH, to settle a patent infringement suit that was pending in the U.S. District Court for the District of New Hampshire. According to the settlement, all parties agreed that the Helinski patent was valid and had been infringed by SDI. SDI agreed to pay us for past infringement for all machines manufactured or in production as of the date of the settlement agreement. In addition, SDI agreed to pay a running royalty of 6% for all future systems manufactured under the patent and for all consumables sold for use in their machines.

     At December 31, 2002, we held 359 patents, which include 152 in the United States, 146 in Europe, 17 in Japan and 44 in other foreign countries. At that date, we also had 176 pending patent applications: 52 in the United


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States, 53 in Japan, 48 in European countries and 23 other foreign countries. As new developments and components to the technology are discovered, we intend to apply for additional patents.

     Application for a patent offers no assurance that a patent will be issued as applied for. Issuance of a patent offers no assurance that the patent can be protected against any claims of invalidation or that the patent can be enforced against any infringement. In addition, litigation of patent issues can be costly and time-consuming.

EMPLOYEES

     At June 27, 2003, we had 392 full-time employees. In addition, at that same date we utilized the services of thirteen independent contractors and five consultants. None of these employees or independent contractors is covered by labor agreements. We consider our relations with our employees and independent contractors to be satisfactory.

     On July 24, 2002, we substantially completed a reduction in workforce, which eliminated 109 positions out of our total workforce of 523 or approximately 20% of the total workforce. In addition, we closed our existing office in Austin, Texas, that we acquired as part of our acquisition of DTM, as well as our sales office in Farmington Hills, Michigan. This was the second reduction in force completed in 2002. In April 2002, we eliminated approximately 10% of our worldwide workforce, and in August 2003, we eliminated 4% of our U.S. workforce.

PROPERTIES

     Our principal administrative functions, sales and marketing, product development, technology center and training facilities are located in a 78,320 square foot building in Valencia, California. The lease for this property, which was originally to expire on December 31, 2002, has been extended until December 31, 2007, and is subject to an optional five-year extension.

     We also lease sales and service offices in Texas. The space leased for sales and service offices is generally for one or two occupants and for terms of a year or less. Sales and service offices also are located in four countries in the European Community (France, Germany, the United Kingdom and Italy), Malaysia, Japan and Hong Kong.

     A significant portion of our manufacturing and U.S. customer support operations are located in a 67,000 square foot facility located in Grand Junction, Colorado. The construction cost of the Colorado facility has been financed through a $4.9 million industrial development bond. To secure the reimbursement agreement with Wells Fargo relating to the letter of credit collateralizing these bonds, we executed a deed of trust, security agreement and assignment of rents, an assignment of rents and leases, and a related security agreement encumbering the Grand Junction facility and certain personal property and fixtures located there. In addition, the Grand Junction facility is encumbered by a second deed of trust in favor of Mesa County Economic Development Council, Inc., which we refer to in this prospectus as MCEDCI, securing $.8 million in allowances granted to us by MCEDCI pursuant to an Agreement dated October 4, 1995.

     We closed our facility located in Austin, Texas. Approximately 50,000 square feet of space remains subject to a lease until December 31, 2006. Of this space, approximately 20,000 square feet has been sublet.

     We believe that the facilities described above will be adequate to meet our needs for the immediate future.

LEGAL PROCEEDINGS

     3D Systems, Inc. vs. Aaroflex, et al. On January 13, 1997, we filed a complaint in U.S. District Court, Central District of California, against Aarotech Laboratories, Inc., Aaroflex, Inc. and Albert C. Young. Aaroflex is the parent corporation of Aarotech. Young is the Chairman of the Board and Chief Executive Officer of both Aarotech and Aaroflex. The original complaint alleged that stereolithography equipment manufactured by Aaroflex infringes six of our patents. In August 2000, two additional patents were added to the complaint. We seek damages and injunctive relief from the defendants, who have threatened to sue us for trade libel. To date, the defendants have not filed such a suit.

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     Following decisions by the District Court and the Federal Circuit Court of
Appeals on jurisdictional issues, Aarotech and Mr. Young were dismissed from the suit, and an action against Aaroflex is proceeding in the District Court. Motions for summary judgment by Aaroflex on multiple counts contained in our complaint and on Aaroflex's counterclaims have been dismissed and fact discovery in the case has been completed. Our motions for summary judgment for patent infringement and validity and Aaroflex's motion for patent invalidity were heard on May 10, 2001. In February 2002, the court denied Aaroflex's invalidity motions. On April 24, 2002, the court denied our motions for summary judgment on infringement, reserving the right to revisit on its own initiative the decisions following the determination of claim construction. The court also granted in part our motion on validity. On July 25, 2003, the court notified us that rulings on all patents in issue would be decided prior to September 30, 2003 and trial on any remaining unresolved issues following the rulings in this matter was rescheduled to November 12, 2003.

     DTM vs. EOS, et al. The plastic sintering patent infringement actions against EOS began in France (Paris Court of Appeals), Germany (District Court of Munich) and Italy (Regional Court of Pinerolo) in 1996. Legal actions in France, Germany and Italy are proceeding. EOS had challenged the validity of two patents related to thermal control of the powder bed in the European Patent Office, or EPO. Both of those patents survived the opposition proceedings after the original claims were modified. One patent was successfully challenged in an appeal proceeding and in January 2002, the claims were invalidated. The other patent successfully withstood the appeal process and the infringement hearings were re-started. In October 2001, a German district court ruled the patent was not infringed, and this decision is being appealed. In November 2001, we received a decision of a French court that the French patent was valid and infringed by the EOS product sold at the time of the filing of the action and an injunction was granted against future sales of the product. EOS filed an appeal of that decision in June 2002. In France, the Court of Appeals has set the hearing date for March 30, 2004 to address EOS' appeal of the lower court's ruling that the asserted patent is not infringed. In February 2002, we received a decision from an Italian court that the invalidation trial initiated by EOS was unsuccessful and the Italian patent was held valid. The infringement action in a separate Italian court has now been recommenced and a decision is expected based on the evidence that has been submitted. In Italy, the trial court has set a hearing for October 10, 2003 to consider the assertion of infringement by the EOS product.

     In 1997, DTM initiated an action against Hitachi Zosen Joho Systems, the EOS distributor in Japan. In May 1998, EOS initiated two invalidation trials in the Japanese Patent Office attempting to have DTM's patent invalidated on two separate bases. The Japanese Patent Office ruled in DTM's favor in both trials in July 1998, effectively ruling that DTM's patent was valid. In September 1999, the Tokyo District Court then ruled in DTM's favor and granted a preliminary injunction prohibiting further importation and selling of the infringing plastic sintering EOS machine. In connection with this preliminary injunction, DTM was required to place 20 million yen, which is approximately $0.2 million, on deposit with the court towards potential damages that Hitachi might claim should the injunction be reversed. Based on the Tokyo District Court's ruling, EOS then filed an appeal in the Tokyo High Court to have the rulings of the Japanese Patent Office revoked. On March 6, 2001, the Tokyo High Court ruled in EOS' favor that the rulings of the Japanese Patent Office were in error. As a result, the Tokyo High Court found that Hitachi Zosen was not infringing DTM's patent. These rulings were unsuccessfully appealed by DTM to the Tokyo Supreme Court. We amended the claims and the patent was reinstated in a corrective action in 2002 and no further challenges to the patent are pending in this matter.

     Hitachi Zosen vs. 3D Systems, Inc. On November 25, 2002, 3D Systems was served with a complaint through the Japanese Consulate General from EOS' Japanese distributor, Hitachi Zosen, seeking damages in the amount of 535,293,436 yen (approximately $4.5 million), alleging lost sales during the period in which DTM Corporation had an injunction in Japan prohibiting the sale of EOS EOSint P350 laser sintering systems. We filed an answer on March 11, 2003. A hearing in this matter was held on August 19, 2003. Following questions from the court, Hitachi Zosen was ordered to produce additional evidence and other materials and a further hearing was scheduled for October 9, 2003.

     EOS vs. DTM and 3D Systems, Inc. In December 2000, EOS filed a patent infringement suit against DTM in the U.S. District Court, Central District of California. EOS alleges that DTM has infringed and continues to infringe certain U.S. patents that we license to EOS. EOS had estimated its damages to be approximately $27.0 million for the period from the fourth quarter of 1997 through 2002. In a press release dated August 26, 2003, EOS estimated its damages to be approximately $40.0 million, and asserted a claim of willful infringement which


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provides for treble damages at the discretion of the court. In April 2001, consistent with an order issued by the federal court in this matter, we were added as a plaintiff to the lawsuit. On October 17, 2001, we were substituted as a defendant in this action because DTM's corporate existence terminated when it merged into oursubsidiary, 3D Systems, Inc. on August 31, 2001. In February 2002, the court granted summary adjudication on our motion that any potential liability for patent infringement terminated with the merger of DTM into 3D Systems, Inc. Concurrently, the court denied EOS's motion for a fourth amended complaint to add counts related to EOS's claim that 3D Systems, Inc. is not permitted to compete in the field of laser sintering under the terms of the 1997 Patent License Agreement between 3D Systems, Inc. and EOS. 3D Systems, Inc. filed counterclaims against EOS for the sale of polyamide powders in the United States based on one of the patents acquired in the DTM acquisition. The discovery cut off date was on January 20, 2003. A motion by 3D Systems, Inc. for a preliminary injunction was denied by the court on May 14, 2002. On July 3, 2003, the court in this matter heard summary judgment motions by both parties.

     On August 20, 2003, the trial court entered rulings on its MARKMAN patent claims construction of certain phrases in the claims of the patents in suit and on the pending motions for summary judgment. The trial court granted EOS' motion for summary judgment that certain DTM laser sintering machines infringed one claim of one of the patents exclusively licensed by us to EOS, and denied DTM's motion that there was no infringement of any of the patents licensed to EOS. In connection with our counterclaim against EOS for the sale of polyamide powders in the United States, the trial court ruled that it was unable to construe one of the claim phrases in the patent, which ruling is a factual predicate for a potential ruling by the trial court that the patent is invalid. On the other pending motions for summary judgment, the court denied our motion for partial summary judgment on license agreement interpretation, denied DTM's motion for partial summary judgment on EOS' claim of willful infringement, denied our motion for partial summary judgment on validity of one of the patents acquired in the DTM acquisition and granted EOS' motion for summary adjudication regarding DTM's affirmative defenses of laches and estoppel. Trial in this matter for all remaining issues is scheduled for October 7, 2003. The parties jointly have requested a status conference with the court to discuss the options for proceeding in light of the court's rulings. The ruling of infringement by certain of the DTM machines allows for a claim by EOS for damages for that infringement, which claim will be decided at trial if the ruling of infringement is not overturned on an interim appeal by the Federal Circuit. Any damages attributable to the infringement by certain DTM machines cannot at this time be estimated and will depend on other issues still to be determined at trial.

     In light of the court's findings, we are anticipating the recognition of a charge to operations in the third quarter ending September 26, 2003 of approximately $1.1 million related to the write off of capitalized legal fees and other costs. The ultimate outcome of the determination of damages could have a material adverse impact on our operations.

     3D Systems, Inc. vs. AMES. In April 2002, we filed suit for patent infringement against Advanced Manufacturing Engineering Systems of Nevada, Iowa, in the U.S. District Court, Western District of Texas, for patent infringement related to AMES' purchase and use of EOS powders in the our SLS system. On June 24, 2002, upon motion by the defendants, this matter was stayed pending trial of the EOS vs. DTM and 3D Systems, Inc. matter described immediately above. We have been informed that Ames is no longer in business, and the court dismissed this action on July 23, 2003.

     EOS GmbH Electro Optical Systems vs. 3D Systems, Inc. On January 21, 2003, we were served with a complaint that had been filed in May 2002 in Regional Court, Commerce Division, Frankfurt, Germany, seeking 1.0 million Euros for the alleged breach of a non-competition agreement entered into in 1997. We answered the complaint on April 25, 2003. At a hearing on June 27, 2003, the court advised the parties that it intends to issue a decision in this matter on September 27, 2003.

     Board of Regents, The University of Texas System and 3D Systems, Inc. vs. EOS GmbH Electro Optical Systems. On February 25, 2003, 3D Systems, along with the Board of Regents of the University of Texas, filed suit against EOS GmbH Electro Optical Systems ("EOS") in the U.S. District Court, Western District of Texas, seeking damages and injunctive relief arising from violation of U.S. Patents Nos. 5,597,589 and 5,639,070, which are patents relating to laser sintering which have been licensed by the University of Texas to us. On March 25, 2003, EOS filed its answer to this complaint, along with counterclaims including breach of contract and antitrust violations. Following a summary judgment hearing, the court on June 25, 2003 dismissed the anti-trust conspiracy


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counterclaims against the University of Texas. On July 21, 2003, EOS filed an amended antitrust counterclaim, in response to which 3D Systems filed a motion to strike on August 20, 2003. Trial has been scheduled in June 2004.

     Regent Pacific Management Corporation vs. 3D Systems Corporation. On June 11, 2003, Regent Pacific Management Corporation filed a complaint against us for breach of contract in the Superior Court of the State of California, County of San Francisco. Regent provided management services to us from September 1999 through September 2002. Regent alleges that we breached non-solicitation provisions in our contract with it by retaining the services of two Regent contractors following the termination of the contract. Regent seeks $0.8 million in liquidated damages together with reasonable attorney's fees and costs. On August 13, 2003, we filed an answer generally denying Regent's allegations.

     E. James Selzer vs. 3D Systems Corporation (Case No. PC033145, Superior Court of the State of California, County of Los Angeles). On July 28, 2003, we were served with a complaint by our former chief financial officer, whose employment had been terminated on April 21, 2003. The complaint asserts breach of alleged employment and equipment purchase contracts. In addition to declaratory relief, Mr. Selzer seeks compensatory and contractual damages, which he requested to be proven at trial, and for indemnification, various expenses, together with reasonable attorney's fees and costs. We currently are evaluating this complaint.

     SEC Inquiry. We received an inquiry from the SEC relating to our revenue recognition practices. The Audit Committee has completed its own inquiry into the matter and shared its findings with the SEC. We have not been notified that the SEC has initiated a formal investigation.

     In addition, on May 6, 2003, we received a subpoena from the U.S. Department of Justice to provide certain documents to a grand jury investigating antitrust and related issues within our industry. We have been advised that we currently are not a target of the grand jury investigation, and we are complying with the subpoena.

     We are engaged in certain additional legal actions arising in the ordinary course of business, and, on the advice of legal counsel, we believe we have adequate legal defenses and that the ultimate outcome of these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following persons serve as our directors:

DIRECTORS                                 AGE               PRESENT POSITION
---------                                 ---               ----------------
Miriam V. Gold (1) (2)...............     54    Director
Charles W. Hull......................     64    Director
Jim D. Kever (2) (3).................     50    Director
G. Walter Loewenbaum II (1)..........     59    Director and Chairman of the Board
Kevin S. Moore (1) (2) (3)...........     48    Director
Richard C. Spalding (3)..............     52    Director

(1).....Member of the Compensation Committee.
(2).....Member of the Corporate Governance Committee.
(3).....Member of the Audit Committee.

.........The following persons serve as our executive officers:

EXECUTIVE OFFICERS                        AGE               PRESENT POSITION
------------------                        ---               ----------------
Charles W. Hull.....................      64    Interim Chief Executive Officer,
                                                    Executive Vice President, Chief
                                                    Technology Officer
Kevin McNamara......................      47    Acting Chief Financial Officer
G. Peter V. White...................      62    Vice President, Finance
Kevin McAlea, Ph.D..................      44    Senior Vice President, Worldwide
                                                    Revenue Generation
Ray Saunders........................      54    Senior Vice President, Operations and
                                                    Development

     The following person is a significant employee:

SIGNIFICANT EMPLOYEES                     AGE               PRESENT POSITION
---------------------                     ---               ----------------
Keith Kosco.........................      51    General Counsel and Corporate Secretary



     Our executive officers are appointed by and serve at the discretion of our Board of Directors. There are no family relationships between any director and/or any executive officer.

     MIRIAM V. GOLD. Ms. Gold has been our director since 1994. Since July 2002, Ms. Gold has been Deputy General Counsel of Ciba Specialty Chemical Corporation. Prior to that, since 1992, Ms. Gold served as Assistant General Counsel of Ciba Specialty Chemicals Corporation, and its predecessors, Novartis Inc. and Ciba-Geigy Corporation. Her legal practice involves a broad range of matters, including counseling on compliance, antitrust and general business issues. In addition, she was Vice President of Legal & Regulatory Affairs for the Additives Division of Ciba from 1995 to 2001. In 2002, Ms. Gold was an adjunct professor at Pace University School of Law, where she taught a course in In-House Practice, focusing on the unique role of in-house counsel in ensuring that companies are positioned to operate legally and responsibly. Ms. Gold received her J.D. from New York University School of Law, and her B.A. in American History from Barnard College.

     CHARLES W. HULL. Mr. Hull has been our director since 1993. Effective August 8, 2003, Mr. Hull has served as our Interim Chief Executive Officer. Effective May 3, 2000, Mr. Hull has served as Executive Vice President, and since April 1997, as our Chief Technology Officer. Mr. Hull also has served as Vice Chairman of our Board of Directors and as our President and Chief Operating Officer. From March 1986 until April 1997, Mr. Hull served as President of 3D Systems, Inc., a subsidiary of ours through which substantially all of our business and operations is conducted. From February to June 1999, Mr. Hull acted as a consultant to us and served as Vice

Chairman of our Board of Directors. From January 1980 to March 1986, Mr. Hull was Vice President of UVP, Inc., a systems manufacturing company, where he developed our stereolithography technology.

     JIM D. KEVER. Mr. Kever has been our director since 1996. He is Principal in Voyent Partners, LLC, a venture capital partnership. From August 1995 until May 2001, Mr. Kever was associated with WebMD Corporation, Transaction Services Division (formerly Envoy Corporation) as the President and Co-Chief Executive Officer. Prior to August 1995, he served as Envoy Corporation's Executive Vice President, Secretary and General Counsel. Mr. Kever also is a director of Transaction Systems Architects, Inc., a supplier of electronic payment software products and network integration solutions, as well as Luminex Corporation, a value-added manufacturer of laboratory testing equipment. He also is on the Board of Directors of Tyson Foods, Inc., an integrated processor of poultry-based food products.

     G. WALTER LOEWENBAUM II. Mr. Loewenbaum has been our director since March 1999, serving as a Vice Chairman of our Board of Directors until September 1999 when he was elected Chairman of our Board of Directors. Mr. Loewenbaum is Managing Director of LeCorgne Loewenbaum LLC. Prior to that, since 1990, he served as Chairman and Chief Executive Officer of Loewenbaum & Company (formerly Southcoast Capital Corp.), an investment banking and investment management firm that he founded. Mr. Loewenbaum also serves as the Chairman of the Board of Luminex Corporation, a value-added manufacturer of laboratory testing equipment.

     KEVIN S. MOORE. Mr. Moore has been our director since October 1999. Since 1991, Mr. Moore has been with The Clark Estates, Inc., a private investment firm, where he currently is President and a director. Mr. Moore also is a director of Ducommun, Incorporated, as well as Aspect Resources LLC, The Clark Foundation and the National Baseball Hall of Fame & Museum, Inc.

     RICHARD C. SPALDING. Mr. Spalding has been our director since 2001. Since April 2003, Mr. Spalding has served as a Partner of Thomas Weisel Healthcare Venture Partners, a venture capital group which Mr. Spalding co-founded. Since January 2000, Mr. Spalding also has served as a General Partner of ABS Ventures, a venture capital group. From February 1997 to March 1999, Mr. Spalding served as Vice President and Chief Financial Officer of Portal Software, an Internet billing company. From March 1996 to February 1997, he served as Vice President Finance and Corporate Development for Fusion Medical Technology. From November 1991 to February 1996, he served as Managing Director of Alex Brown & Sons, heading up the Investment Banking for the West Coast. From June 1977 to November 1991, Mr. Spalding practiced law with Brobeck, Phleger and Harrison, serving as outside counsel for numerous public and private companies. ........

     KEVIN MCNAMARA. Mr. McNamara has served as our Acting Chief Financial Officer since August 15, 2003. Mr. McNamara began working with 3D Systems in June 2003 as a financial consultant. He has served as Chief Financial Officer of HCCA International, Inc., a healthcare management and recruitment company, since September 2002. Mr. McNamara is a member of Voyent Partners, a private equity firm, since August 2001. Previously, he served as the Chief Executive Officer and a director of Private Business, Inc. from November 1999 until February 2001. From 1996 to 1999, he was Senior Vice President and Chief Financial Officer for Envoy Corporation, and from 1994 to 1995, he was President of the Merchant Services Division of National Bancard Corporation. Mr. McNamara serves on the Board of Directors of two public companies, Luminex Corporation and ProxyMed, Inc., and several private companies. He received his undergraduate degree at Virginia Commonwealth University and his Masters of Business Administration at the University of Richmond, Virginia. He is a certified public accountant in Virginia.

     G. PETER V. WHITE. Mr. White has served as our Vice President, Finance since March 2003. Prior thereto, from June 2002 to March 2003, he served as Managing Director of WHI-Tec & Associates. From January 1998 to June 2002, Mr. White served as the Chief Financial Officer and Chief Operating Officer of MATRIX-Systems, Inc., and prior to that, he served as Managing Director of Phoenix Equity Partners since January 1996.

     KEVIN MCALEA, PH.D. Dr. McAlea has served as our Senior Vice President, Worldwide Revenue Generation since May 2003. Prior thereto, from September 2001 to May 2003, he served as our Vice President & General Manager, Europe. From 1997 to August 2001, he served as Vice President, Marketing and Business Development of DTM Corporation, a Texas corporation which we acquired in August 2001. From 1993 to 1997, Dr. McAlea served as Director of Process and Materials Development of DTM. Prior to DTM, Dr. McAlea spent more than eight years in materials research and development for General Electric Company. His last position was managing the Polymer Physics Program at GE's Corporate Research and Development Center.

     RAY SAUNDERS. Mr. Saunders has served as our Senior Vice President Operations and Development since May 2003. From July 2002 to May 2003, Mr. Saunders served as our Vice President of Operations and Development and, prior to that, as our Vice President of Manufacturing since September 2000. From January 1994 until September 2000, Mr. Saunders served as Director of Operations for Axiohm Transaction Solutions, Inc. where he was responsible for the manufacturing operations of its San Diego Division. Prior to Axiohm, he was the Vice President and General Manager of Brumko Magnetics, Inc., a division of Applied Magnetics Corporation.

     KEITH KOSCO. Mr. Kosco has served as our General Counsel since April 2002 and as our Corporate Secretary since May 2002. From September 2001 until April 2002, he was an independent consultant. From May 1998 until September 2001, Mr. Kosco served as the Assistant General Counsel of Litton Industries. From November 1996 until April 1998, he was Of Counsel to the law firm of Squire, Sanders & Dempsey LLP, and from July 1981 until April 1996 he was an Associate and then a Partner with the law firm of Morgan, Lewis & Bockius, LLP.

DIRECTOR COMPENSATION

     During fiscal 2002, we paid our non-employee directors an annual retainer of $15,000 plus $1,500 for each Board meeting attended either in person or telephonically, and $1,500 for attendance at each committee meeting not held on a day that a Board meeting was held. In addition, non-employee directors each received an annual automatic grant of ten-year options to purchase, at the fair market value of the Common Stock on the date of grant, 10,000 shares of Common Stock. For fiscal 2003, in addition to the foregoing compensation, the Chairperson of Audit Committee will receive an annual retainer of $15,000, and the Chairpersons of the Corporate Governance and Compensation Committees and the members of the Audit Committee, each will receive an annual retainer of $5,000.

     At the regularly scheduled Board meeting on November 18, 2002, our Board of Directors unanimously voted to grant to Mr. Loewenbaum compensation of $180,000 per annum for performing the duties of Chairman of our Board of Directors.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth, as to the Chief Executive Officer and as to each of the other four most highly compensated officers whose compensation exceeded $100,000 during the last fiscal year, information concerning all compensation paid for services to us in all capacities for each of the three years ended December 31 indicated below. We refer to these officers as the named executive officers.

                                             ANNUAL COMPENSATION      LONG TERM COMPENSATION
                                                                    Number of
                              Fiscal Year                           Securities           All
         Name and                Ended                              Underlying          Other
  PRINCIPAL POSITION(1)       DECEMBER 31     SALARY      BONUS      OPTIONS         COMPENSATION
  ---------------------       -----------     ------      -----      -------       ----------------
Charles W. Hull (2)......        2002      $   275,000       ---          ---    $      2,040 (3)
  Interim Chief Executive        2001      $   275,000       ---       10,000    $     26,679 (4)
  Officer, Executive Vice        2000      $   275,000 $  66,000          ---    $      3,518 (3)
  President and Chief
  Technology Officer

Brian K. Service (5).....        2002      $       (6)       ---      350,000    $    151,434 (7)
  Chief Executive                2001      $       (6)       ---          ---                ---
Officer,
  Chief Operating Officer        2000      $       (6)       ---          ---                ---
and
  President

Grant R. Flaharty (8)....        2002      $   314,000       ---       25,000    $      1,823 (3)
  Executive Vice                 2001      $   263,077       ---       10,000    $      9,941 (9)
President
  of Global Business             2000      $   213,462 $  70,442       40,000    $     36,357 (10)
  Operations

E. James Selzer (11).....        2002      $   240,769       ---          ---    $      1,705 (3)
  Sr. VP, Global Finance         2001      $   200,000 $  40,000       10,000    $      1,662 (3)
&
  Administration and Chief       2000      $   108,870       ---       75,000    $      1,578 (3)
  Financial Officer

Ray Saunders.............        2002      $   173,046       ---       10,000    $      1,839 (3)
  Senior Vice President          2001      $   149,988 $   8,727       11,500    $      1,753 (3)
  Operations and                 2000      $    45,378       ---       30,000    $        67 (3)
   Development

------------

(1) For a description of the employment agreements between certain officers and us, see "Employment Agreements" below.

(2) Mr. Hull was appointed Interim Chief Executive Officer effective August 8, 2003.

(3) Consists of the value of insurance premiums for employer paid group term life insurance and employer matching contributions made pursuant to our
     Section 401(k) plan.

(4) Consists of the value of insurance premiums for employer paid group term life insurance and employer matching contributions made pursuant to our
     Section 401(k) plan and loan forgiveness ($23,671).

(5) Mr. Service's employment with us as Chief Executive Officer and President terminated effective August 8, 2003.


                                       59


(6) Mr. Service was appointed our Chief Executive Officer and President on September 16, 1999. From September 1999 to September 2002, Mr. Service was compensated for his services by Regent Pacific Management Corporation. We had an agreement with Regent Pacific, pursuant to which Regent Pacific provided the management services of a team of up to three full-time executives, including the chief executive, at an aggregate fee of $45,000 per week. Although our named executive officers do not include the Regent Pacific executives for any periods presented, it is likely that these persons would have qualified as our most highly compensated officers if a pro rata portion of the fee paid to Regent Pacific were attributed to them as compensation. From September 10, 2002 (the date of termination of the Regent Agreement), through October 15, 2002, Mr. Service was engaged on an interim consulting basis for which he was paid $79,999. Effective October 15, 2002, Mr. Service was employed by us pursuant to an employment agreement under which he received $87,264 for services in 2002. This agreement has been terminated.

(7) Consists of consulting fees paid to Brian K. Service, Inc. for which Mr. Service serves as a stockholder, officer and director.

(8) Mr. Flaharty was reassigned from his position and no longer serves as an executive officer effective May 23, 2003.

(9) Consists of the value of insurance premiums for employer paid group term life insurance and employer matching contributions in 2001 made pursuant to our Section 401(k) plan and below market interest attributable to a moving facilitation loan in 2000.

(10) Consists of the value of insurance premiums for employer paid group term life insurance, moving-related expenses totaling $30,658, and employer matching contributions made pursuant to our Section 401(k) plan.

(11) Mr. Selzer's employment with us terminated effective April 21, 2003.



                          OPTION GRANTS IN FISCAL 2002

     The following table sets forth certain information regarding the grant of stock options made during fiscal 2002 to the named executive officers.


                                     Percent of
                                       Total                                         Potential
                                      Options                                     Realizable Value
                     Number of      Granted To                                      at Assumed
                     Securities      Employees     Exercise                       Rates of Stock
                     Underlying         in         or Base                              Price
       Name           Options         Fiscal        Price        Expiration         Appreciation for
                      Granted          Year          (1)            Date            Option Term (2)
                    -------------    -----------   ---------    -------------   --------------------
                                                                                 5% ($)   10% ($)
                                                                                -------   --------
Charles W. Hull......        ---          ---         ---              ---          ---       ---
Brian K. Service.....    350,000          47%       $5.78         10/14/07      558,918  1,235,062
Grant R. Flaharty....     25,000         3.3%      $11.98           2/5/12      188,354   477,326
E. James Selzer......        ---          ---         ---              ---          ---       ---
Ray Saunders.........     10,000         1.3%      $11.98           2/5/12       75,342   190,930

------------

(1) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares, subject to certain conditions.

(2) The potential realizable value is based on the assumption that the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to applicable requirements of the Securities and Exchange Commission and do not represent a forecast of the future appreciation of the common stock.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth, for each of the named executive officers, certain information regarding the exercise of stock options during fiscal 2002, the number of shares of Common Stock underlying stock options held at fiscal year-end and the value of options held at fiscal year-end based upon the last reported sales price of the Common Stock on The Nasdaq National Market on December 31, 2002 ($7.80 per share).

                     Shares                    Number of Securities
                    Acquired                   Underlying Unexercised          Value of Unexercised
                      on        Value               Options at               In-the-Money Options at
                    Exercise   Realized       December 31, 2002 (#)           December 31, 2002 ($)
                       (#)       ($)
       Name                               EXERCISABLE     UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE

Charles W. Hull....... ---       ---        77,500           7,500             ---            ---
Brian K. Service...... ---       ---       350,000             ---         1,986,250          ---
Grant R. Flaharty..... ---       ---       142,500          52,500           450,937        28,437
E. James Selzer......  ---       ---        60,000          25,000             ---            ---
Ray Saunders.........  ---       ---        19,000          32,500             ---            ---


EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with the following named executive officers.

     We entered into an employment agreement with Charles W. Hull in April 1994, pursuant to which Mr. Hull served as President and Chief Operating Officer of both us and 3D Systems, Inc. until April 1997, at which time Mr. Hull was appointed our Vice Chairman and Chief Technology Officer. Pursuant to the agreement, Mr. Hull's initial base salary was $200,000 per year, subject to increase at the discretion of our Board of Directors. In addition to standard benefits, Mr. Hull is eligible to participate in the Executive Incentive Compensation Plan. Mr. Hull's employment agreement also permits Mr. Hull, at any time during his employment term, to terminate his duties under the agreement and elect to become a consultant to us. Effective February 28, 1999, Mr. Hull terminated his duties under the agreement and Mr. Hull, 3D Systems, Inc. and we entered into a four-year consulting agreement. In June 1999, Mr. Hull rejoined us as our Chief Technology Officer at a base salary of $275,000. Effective May 3, 2000, Mr. Hull was promoted to Executive Vice President and a member of the Office of the Chief Executive Officer; he continues his duties as Chief Technology Officer. All of the stock options granted to Mr. Hull and unexercised as of the date of the consulting agreement continued in force during the consulting term and are continued under his subsequent employment arrangement.

STOCK INCENTIVE PLANS

     We have in effect the 1989 Employee and Director Plan, the 1996 Stock Incentive Plan, the 1996 Non-Employee Directors' Stock Option Plan, the 1998 Employee Stock Purchase Plan and the 2001 Stock Option Plan. The purpose of our plans is to advance our interests and our stockholders by strengthening our and our subsidiaries' ability to obtain and retain the services of the types of officers and employees who will contribute to our long term success and to provide incentives which are linked directly to increases in stock value which will inure to the benefit of all of our stockholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We have no interlocking relationships involving any of our Compensation Committee members that would be required by the SEC to be reported in this prospectus, and no officer or full-time employee of ours serves on our Compensation Committee. Mr. Sbona, a member of the Compensation Committee during fiscal 2002, provided services to us as a part-time employee during fiscal 2002.

PRINCIPAL STOCKHOLDERS

     The following table sets forth as of August 15, 2003, unless otherwise indicated, certain information relating to the ownership of common stock by (i) each person known by us be the beneficial owner of more than five percent of the outstanding shares of our common stock (638,397 shares) or our Series B Convertible Preferred Stock (131,701 shares), (ii) each of our directors, (iii) each of the named executive officers and (iv) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each person has the sole voting and investment power with respect to the shares owned. The address of each person listed is in care of 3D Systems Corporation, 26081 Avenue Hall, Valencia, California 91355, unless otherwise set forth below that person's name.

                                                                       NUMBER OF
                                                                       SHARES OF
                                                                       SERIES B
                                     AMOUNT AND                       CONVERTIBLE
                                     NATURE OF                         PREFERRED
     NAME AND ADDRESS OF             BENEFICIAL        PERCENT          STOCK               PERCENT OF
      BENEFICIAL OWNER              OWNERSHIP (1)    OF CLASS (1)  BENEFICIALLY OWNED (1)   OF CLASS (1)
------------------------------    -----------------   -----------  ---------------------    -----------
Directors:
    Miriam V. Gold                   54,166 (2)           *               ---                   *
    Charles W. Hull                 578,431 (3)          4.5%            8,333                  *
    Jim D. Kever                     89,166 (4)           *               ---                   *
    G. Walter Loewenbaum II        1,305,013 (5)        10.2%           208,334                7.9%
    Kevin S. Moore                 1,788,254 (6)        14.0%         833,333 (7)             31.6%
    Richard C. Spalding              9,298 (8)            *               ---                   *
Non-director named executive
  officers:
    Grant R. Flaharty (9)           192,867 (10)         1.5%             ---                   *
    Kevin McAlea, Ph.D.             40,833 (11)           *              3,333                  *
    Ray Saunders                    41,833 (12)           *              2,833                  *
    E. James Selzer (13)            63,179 (14)           *               ---                   *
    G. Peter V. White                   ---               *               ---                   *
5% Holders:
    The Clark Estates, Inc.        1,766,605 (15)       13.8%         833,333 (7)             31.6%
       One Rockefeller
       Plaza, New York, New
       York 10020
    St. Denis J. Villere &         1,230,114 (16)        9.6%             ---                   *
        Company
       210 Baronne Street,
       Suite 808, New
       Orleans, Louisiana
       70112
    Daruma Asset Management,       1,423,200 (17)       11.2%             ---                   *
        Inc.
       60 East 42nd Street,
       Suite 1111, New York,
       New York 10165
    T. Rowe Price                  1,295,482 (18)       10.2%           263,482               10.0%
        Associates, Inc.
       100 East Pratt
       Street, Baltimore,
       Maryland 21202
    3D Systems 2003 Grat                ---               *             665,000               25.2%
    Lisa P. Selz Trustee
      c/o Bernard Setz


                                       62


      ING Furman Selz
      230 Park Ave.
      New York, NY 10169
Directors and executive
    officers as a group
    (10 persons)                   3,935,109 (19)       30.8%         1,056,166               40.1%

-------------
* Less than one percent.

(1) Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the person (and only the person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of our common stock actually outstanding at August 15, 2003.

(2) Consists of shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003.

(3) Includes (a) 476,010 shares of our common stock held in the Charles William Hull and Charlene Antoinette Hull 1992 Revocable Living Trust for which Mr. and Mrs. Hull serve as trustees, (b) 80,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003 and (c) 8,333 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(4) Includes (a) 47,499 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003, (b) 29,167 shares of our common stock issuable upon conversion of convertible debentures (8,333 shares of which relate to debentures owned by a trust for the benefit of Mr. Kever's minor children, with respect to which Mr. Kever disclaims beneficial ownership) and (c) 1,000 shares of our common stock held in trust for the benefit of Mr. Kever's minor children, with respect to which Mr. Kever disclaims beneficial ownership.

(5) Includes (a) 45,000 shares held in the name of Lillian Shaw Loewenbaum Trust, Mr. Loewenbaum's wife, (b) 54,498 shares held in the name of the Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees,
     (c) 150,000 shares held in the name of the Guaranty & Trust Co ttee fbo G. Walter Loewenbaum, Mr. Loewenbaum's pension plan, (d) 72,065 shares held in the name of The Waterproof Partnership LTD for which Mr. and Mrs. Loewenbaum serve as the general partners and as certain of the limited partners, (e) 16,594 shares held in the name of the Anna Willis Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees, (f) 16,594 shares held in the name of the Elizabeth Scott Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees, (g) 175,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003, (h) 83,333 shares of our common stock issuable upon conversion of convertible debentures and (i) 208,334 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(6) Includes (a) 933,272 shares owned by The Clark Estates, Inc. with respect to which Mr. Moore disclaims beneficial ownership, (b) 833,333 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock held by Clark Partners I, L.P., with respect to which Mr. Moore disclaims beneficial ownership, and (c) 20,643 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003. Mr. Moore is the President and a director of The Clark Estates, Inc. and the President of the general partner of Clark Partners I, L.P.


                                       63



(7) Represents Series B Convertible Preferred Stock held by Clark Partners I, L.P., with respect to which Mr. Moore disclaims beneficial ownership. Clark Partners I, L.P. is a limited partnership, the general partner of which is Ninth Floor Corporation. The Clark Estates, Inc. provides management and administrative services to Clark Partners I, L.P. The purchase price for the Series B Convertible Preferred Stock was provided by funds available for investment by accounts for which The Clark Estates, Inc. provides management and administrative services. Mr. Moore is the President and a director of The Clark Estates, Inc. and the President of the general partner of Clark Partners I, L.P.

(8) Includes 8,791 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003.

(9) Mr. Flaharty was reassigned from his position and no longer serves as an executive officer effective May 23, 2003.

(10) Includes 185,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003.

(11) Includes (a) 37,500 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003 and (b) 3,333 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(12) Includes (a) 39,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003 and (b) 2,833 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(13) Mr. Selzer's employment with us terminated effective April 2003, and his beneficial ownership of shares is subject to the terms and conditions of his option agreements and the 1996 Stock Incentive Plan with respect to termination of employment.

(14) Includes 60,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003.

(15) Includes 833,333 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock held by Clark Partners I, L.P. Clark Partners I, L.P. is a limited partnership, the general partner of which is Ninth Floor Corporation. The Clark Estates, Inc. provides management and administrative services to Clark Partners I, L.P. The purchase price for the Series B Convertible Preferred Stock was provided by funds available for investment by accounts for which The Clark Estates, Inc. provides management and administrative services.

(16) St. Denis J. Villere & Company, which we refer to as Villere in this Proxy Statement, is a Louisiana partnership in commendam, an investment advisor registered under the Investment Advisors Act of 1940. As of December 31, 2001, Villere was deemed to have or share voting or dispositive power over, and therefore to own beneficially 1,230,114 shares. Of that amount, Villere has sole voting and dispositive power over 98,833 shares and shared voting and dispositive power over 1,131,281 shares. All information regarding the beneficial ownership of our securities by Villere is taken exclusively from Amendment No. 1 to Schedule 13G filed by Villere on February 11, 2003.

(17) Daruma Asset Management, Inc., a New York corporation, which we refer to as Daruma in this Proxy Statement, is a an investment advisor registered under the Investment Advisors Act of 1940. These securities are beneficially owned by one or more investment advisory clients whose accounts are managed by Daruma. Investment advisory clients of Daruma have the right to receive dividends, as well as the proceeds, from the sale of these securities. The investment advisory contracts relating to these accounts grant to Daruma sole investment and/or voting power over the securities owned by the accounts. Therefore, Daruma may be deemed to be the beneficial owner of these securities for purposes of Rule 13d-3 under the Securities Act of 1934, as amended. Mariko O. Gordon owns in excess of 50% of the outstanding voting stock and is the president of Daruma. Ms. Gordon may be deemed to be the beneficial


                                       64


     owner of securities held by persons and entities advised by Daruma for purposes of Rule 13d-3. Daruma and Ms. Gordon each disclaims beneficial ownership in any of these securities. Daruma and Ms. Gordon are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Act of 1934 and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by Daruma. All information regarding the beneficial ownership of our securities by Daruma is taken exclusively from Amendment No. 4 to Schedule 13G filed by Daruma on February 18, 2003.

(18) Includes 263,482 shares issuable upon conversion of our Series B Convertible Preferred Stock. T. Rowe Price Associates, Inc., which we refer to as T. Rowe Price in this Proxy Statement, is a Maryland corporation, an investment advisor registered under the Investment Advisors Act of 1940, and T. Rowe Price Small-Cap Value Fund, Inc. is a Maryland corporation. As of February 14, 2003, T. Rowe Price was deemed to have sole voting or dispositive power over, and therefore to own beneficially, 1,032,000 shares of our common stock. All information regarding the beneficial ownership of our securities by T. Rowe Price, other than ownership of our Series B Convertible Preferred Stock, is taken exclusively from a Schedule 13G filed by T. Rowe Price on February 5, 2003.

(19) Includes (a) 487,599 shares of our common stock reserved for issuance upon exercise of stock options that are or will become exercisable on or prior to October 14, 2003, (b) 120,833 shares of our common stock issuable upon conversion of convertible debentures and (c) 1,056,166 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.



     The information as to shares beneficially owned has been individually furnished by our respective directors, named executive officers and other stockholders, or taken from documents filed with the SEC.

                              SELLING STOCKHOLDERS

     The shares of our common stock to which this prospectus relates are being registered for re-offers and resales by the selling stockholders named below. We have registered these shares to permit the selling stockholders to resell the shares when they deem appropriate. Subject to the restrictions described in this prospectus, the selling stockholders may resell all, a portion or none of their shares at any time under this prospectus. In addition, subject to the restrictions described in this prospectus, the selling stockholders identified above may sell, transfer or otherwise dispose of all or a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts a selling stockholder may offer shares for sale under this prospectus.

     The following table sets forth each selling stockholder, together with the number of shares of our common stock owned by each stockholder as of August 15, 2003, unless otherwise indicated, the number of shares of our common stock being offered by each selling stockholder under this prospectus and the number of shares of our common stock owned by each stockholder upon completion of this offering. Our common stock being offered under this prospectus is being offered for the account of the selling stockholders.


                                                                              NUMBER OF        PERCENTAGE OF
                                        NUMBER OF                              SHARES OF       SHARES OF OUR
                                      SHARES OF OUR        NUMBER OF          OUR COMMON          COMMON
                                      COMMON STOCK       SHARES OF OUR        STOCK OWNED       STOCK OWNED
                                     OWNED PRIOR TO      COMMON STOCK         AFTER THE        AFTER THE
    SELLING STOCKHOLDER               THE OFFERING       BEING OFFERED (1)     OFFERING          OFFERING
--------------------------------   -----------------   ------------------- --------------  -------------------
Edward M. Giles IRA..............         40,000                40,000              ---             *
Isles Capital....................          5,000                 5,000              ---             *
John D. Hogan IRA................          5,000                 5,000              ---             *
Avanti Partners III, L.P.........         52,500                43,000            9,500             *
T. Rowe Price Small-Cap
   Value Fund, Inc. (2).........       1,295,482 (3)         1,295,482              ---             *

Leila Williams Garden City
   Royal Trust...................        250,000               250,000              ---             *
The Zemurray Foundation..........        220,700               190,000           30,700             *
The Toler Foundation.............         17,000                17,000              ---             *
William Goldring.................         93,900                80,000           13,900             *
Ian Arnof........................        196,000 (4)           196,000              ---             *
Chitimacha Tribe.................          2,500 (5)             2,500              ---             *
Frierson Joint...................         12,500 (5)            12,500              ---             *
Marika Geohagam..................          2,083 (5)             2,083              ---             *
Louise Glickman..................          4,167 (5)             4,167              ---             *
John Godfrey.....................         12,500 (5)            12,500              ---             *
Holly Greenlee Revocable
   Trust.........................          4,167 (5)             4,167              ---             *
Dolly Johnsen....................          2,083 (5)             2,083              ---             *
Meg Knee.........................          6,250 (5)             6,250              ---             *
LeBlanc Joint....................          6,250 (5)             6,250              ---             *
James Leonard Jt.................         12,500 (5)            12,500              ---             *
Martha Mackie....................          2,083 (5)             2,083              ---             *
Martha Mackie Usuf QTIP..........          6,250 (5)             6,250              ---             *
McCloskey TIC....................         12,500 (5)            12,500              ---             *
Peggy Kaufmann...................          2,083 (5)             2,083              ---             *
Catherine Moscoso................          4,167 (5)             4,167              ---             *
Villere/Parkside #2..............          8,333 (5)             8,333              ---             *
Susan Peters.....................          8,333 (5)             8,333              ---             *
Ann Preaus Sep Property..........          3,333 (5)             3,333              ---             *
John Quinn.......................          5,333 (5)             3,333            2,000             *


                                       66



Robert & Margaret Reily..........         12,500 (5)            12,500              ---             *
William Rudolf...................          2,083 (5)             2,083              ---             *
Leona Stich Usuf.................          8,333 (5)             8,333              ---             *
Linda Monroe.....................          2,083 (5)             2,083              ---             *
Elizabeth Taylor.................          4,167 (5)             4,167              ---             *
       St. Denis J. Villere,              12,500 (5)            12,500              ---             *
   Personal......................
Claude Williams..................          6,250 (5)             6,250              ---             *
Louise S. McGehee School.........         12,500 (5)            12,500              ---             *
Institute of Mental Hygiene......         12,500 (5)            12,500              ---             *
Charles Henderson................         83,333 (5)            83,333              ---             *
Goldring Fdn. #2.................         41,667 (5)            41,667              ---             *
Woldenberg Inter-Vivos Trust.....         25,000 (5)            25,000              ---             *
Thomas Kendall Winingder on
   behalf of Dorothy
   Kendall Winingder.............          1,667 (5)             1,667              ---             *
Thomas Kendall Winingder on
   behalf of Diana Dee
   Winingder.....................          1,667 (5)             1,667              ---             *
T&T Partnership (Tom
   Winingder-Partner)............          4,167 (5)             4,167              ---             *
G. Walter Loewenbaum IRA.........         25,000 (5)            25,000              ---             *
Christopher W. Cresci, ind.......         12,501 (6)            12,501              ---             *
Elizabeth M. Cresci..............         12,501 (6)            12,501              ---             *
Kyle P. Cresci...................         12,501 (6)            12,501              ---             *
Elizabeth Scott Loewenbaum
   1993 Trust....................         39,511 (5)            22,917           16,594             *
Anna Willis Loewenbaum 1993
   Trust.........................         39,511 (5)            22,917           16,594             *
The Loewenbaum 1992 Trust .......         61,998 (5)             7,500           54,498             *
Lillian Shaw Loewenbaum
   Trust.........................         50,000 (5)             5,000           45,000             *
Harlan Seymour...................          8,333 (5)             8,333              ---             *
Stephen Kleeman..................         37,499 (7)            37,499              ---             *
Kevin McNamara (8)...............         33,333 (9)            33,333              ---             *
Bob Miller.......................         41,667 (5)            41,667              ---             *
Bob Mimeles......................         83,333 (5)            83,333              ---             *
Michael A. Nicolais..............        83,334 (10)            83,334              ---             *
Esmond Phelps....................        16,666 (11)            16,666              ---             *
George Bernard Hamilton
   Trust.........................          8,333 (5)             8,333              ---             *
Fred Goad........................         41,667 (5)            41,667              ---             *
Frances Goad Johnson.............         20,833 (5)            20,833              ---             *
Jimmy D. Kever Trust.............          8,333 (5)             8,333              ---             *
Jim Kever (12)...................        89,166 (13)            20,833           76,666             *
Cardiology Consultants (Ben
   Jacobs).......................         41,667 (5)            41,667              ---             *
Huger Intervivos Trust I.........          4,167 (5)             4,167              ---             *
James M. Huger...................          4,167 (5)             4,167              ---             *
Laurence Hirsch..................         36,667 (5)            36,667              ---             *
Scott Weber Luba Webber


                                       67

   JTTN a Trust..................          8,333 (5)             8,333              ---             *
David W. Quinn...................          8,333 (5)             8,333              ---             *
Thomas Kendall Winingder,
   ind...........................            833 (5)               833              ---             *
Bettina Steinmann................       112,582 (14)           112,582              ---             *
Alfred Steinmann.................        33,112 (14)            33,112              ---             *
Christian Bovet..................        34,437 (14)            34,437              ---             *
Paul Bernhard....................        15,894 (14)            15,894              ---             *
Manfred Hofmann..................        52,981 (14)            52,981              ---             *
Adrian Schulthess................        15,894 (14)            15,894              ---             *
Trudy M. Self....................         5,833 (15)             5,833              ---             *
G. Walter Loewenbaum II (16).....     1,305,013 (17)           208,334        1,071,679          8.4%
3D Systems 2003 Grat, Lisa
   P. Selz Trustee...............       665,000 (15)           665,000              ---             *
Bear Sterns SEC Corp
   Custodian for the Brian
   K Service IRA.................         3,400 (15)             3,400              ---             *
Brian K Service Intl.
   Business Consultancy
   Defined Benefit Dated                 21,600 (15)            21,600              ---             *
   1/1/99........................
The Charles William Hull
   and Charlene Antoinette
   Hull 1992 Revocable
   Living Trust..................         8,333 (15)             8,333              ---             *
George D. Kennedy................        50,000 (15)            50,000              ---             *
Christopher D. Villere...........        12,500 (15)            12,500              ---             *
George G. Villere................        17,000 (15)            17,000              ---             *
Frances G. Villere...............        34,000 (15)            34,000              ---             *
Gayle Higgins Jones..............         4,000 (15)             4,000              ---             *
Matthew Service..................         4,000 (15)             4,000              ---             *
Davenport & Company LLC FBO                                                                         *
   GBH Management
   Retirement Plan...............         8,000 (15)             8,000              ---
Deborah C. Ziegler...............        12,000 (15)            12,000              ---             *
Bear Stearns Securities
   Corp., as Custodian, FBO
   Jay R. Harris IRA.............        33,000 (15)            33,000              ---             *
Franye Goad Johnson GST..........        60,000 (15)            60,000              ---             *
Fred & Deana Goad................       110,000 (15)           110,000              ---             *
Chadwick T. Forrest..............         3,333 (15)             3,333              ---             *
Heather Gradison.................        17,000 (15)            17,000              ---             *
George D. Kennedy
   Charitable Remainder                  16,700 (15)            16,700              ---             *
   Unit Trust....................
Ray R. Saunders, Jr. and
   Deborah Saunders                      41,833 (19)             2,833           39,000             *
   (18).........
Kevin McAlea (20)................        40,833 (21)             3,333           37,500             *
Todd Moutafian...................         4,334 (15)             4,334              ---             *
Clark Partners I, L.P............       833,333 (22)           833,333              ---             *


                                       68


-----------------

* Assumes the sale of all shares of the selling stockholder being offered. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares held by the selling stockholders, whether or not covered by this prospectus.

(1) The selling stockholders holding shares of our Series B Convertible Preferred Stock also may receive, in the aggregate, 2,218,119 shares of our common stock issuable as dividends on the Series B Convertible Preferred Stock (based on 95% of the closing price of the common stock on The Nasdaq National Market on August 26, 2003). These selling stockholders currently do not beneficially own the shares of our common stock issuable as dividends.

(2) T. Rowe Price Associates, Inc., as investment adviser to T. Rowe Price Small-Cap Value Fund, Inc., may be deemed to be the beneficial owner of these shares with the power to vote and/or dispose of these shares. T. Rowe Price Associates, Inc. disclaims beneficial ownership of these shares.

(3) Includes 263,482 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(4) Includes 116,000 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(5) Includes shares of our common stock issuable upon conversion of our 7% convertible subordinated debentures.

(6) Consists of (a) 4,167 shares of our common stock issuable upon conversion of our 7% convertible subordinated debentures and (b) 8,334 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(7) Consists of (a) 20,833 shares of our common stock issuable upon conversion of our 7% convertible subordinated debentures and (b) 16,666 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(8)  Kevin McNamara is our Acting Chief Financial Officer.

(9) Consists of (a) 8,333 shares of our common stock issuable upon conversation of our 7% convertible subordinated debentures and (b) 25,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003.

(10) Consists of (a) 16,667 shares of our common stock issuable upon conversion of our 7% convertible subordinated debentures and (b) 66,667 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(11) Consists of (a) 8,333 shares of our common stock issuable upon conversion of our 7% convertible subordinated debentures and (b) 8,333 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(12) Jim D. Kever is a member of our Board of Directors.

(13) Includes (a) 47,499 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003, (b) 29,167 shares of our common stock issuable upon conversion of convertible debentures (8,333 of which relate to debentures owned by a trust for the benefit of Mr. Kever's minor children, with respect to which Mr. Kever disclaims beneficial ownership) and (c) 1,000 shares of our common stock held in trust for the benefit of Mr. Kever's minor children, with respect to which Mr. Kever disclaims beneficial ownership.


                                       69


(14) Includes shares of our common stock issuable upon exercise of warrants.

(15) Includes shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(16) G. Walter Loewenbaum II is the Chairman of our Board of Directors. He serves as co-trustee of the Elizabeth Scott Loewenbaum 1993 Trust, the Anna Willis Loewenbaum 1993 Trust and The Loewenbaum 1992 Trust. Mr. Loewenbaum's wife is the trustee of the Lillian Shaw Loewenbaum Trust. Mr. Loewenbaum is the beneficiary of the G. Walter Loewenbaum IRA.

(17) Includes (a) 45,000 shares held in the name of Lillian Shaw Loewenbaum Trust, Mr. Loewenbaum's wife, (b) 54,498 shares held in the name of The Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees,
     (c) 150,000 shares held in the name of the Guaranty & Trust Co ttee fbo G. Walter Loewenbaum, Mr. Loewenbaum's pension plan, (d) 72,065 shares held in the name of The Waterproof Partnership LTD for which Mr. and Mrs. Loewenbaum serve as the general partners and as certain of the limited partners, (e) 16,594 shares held in the name of the Anna Willis Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees, (f) 16,594 shares held in the name of the Elizabeth Scott Loewenbaum 1992 Trust for which Mr. and Mrs. Loewenbaum serve as trustees, (g) 175,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003, (h) 83,333 shares of our common stock issuable upon conversion of convertible debentures and (i) 208,334 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(18) Ray R. Saunders is our Senior Vice President Operations and Development.

(19) Includes (a) 39,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003 and (b) 2,833 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(20) Kevin McAlea, Ph.D. is our Senior Vice President, Worldwide Revenue Generation.

(21) Includes (a) 37,500 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to October 14, 2003 and (b) 3,333 shares of our common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(22) Consists of shares of our Series B Convertible Preferred Stock held by Clark Partners I, L.P., with respect to which Kevin S. Moore, a member of our Board of Directors, disclaims beneficial ownership. Clark Partners I, L.P. is a limited partnership, the general partner of which is Ninth Floor Corporation. The Clark Estates, Inc. provides management and administrative services to Clark Partners I, L.P. Mr. Moore is the President and a director of The Clark Estates, Inc. and the President of the general partner of Clark Partners I, L.P.


                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold at various times by the selling stockholders. As used in this prospectus, "selling stockholders" includes the selling stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders are under no obligation to sell all or any of the shares. The common stock may be sold by or for the account of the selling stockholders in transactions on The Nasdaq National Market, the over-the-counter market or otherwise. The sales may be made at fixed prices, at market prices prevailing at the time or at privately negotiated prices, by means of one or more of the following methods:

     o a block trade in which the broker-dealer so engaged will attempt to sell the common stock as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

     o purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

     o ordinary brokerage transactions in which the broker solicits purchasers;

     o in connection with the loan or pledge of the common stock registered hereunder to a broker-dealer, and the sale of the common stock so loaned or the sale of the shares so pledged upon a default;

     o in connection with the writing of non-traded and exchanged-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter option;

     o    in privately negotiated transactions; or

     o    in a combination of any of the above methods.

     In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers, or from both. This compensation may exceed customary commissions.

     The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them under this prospectus will be the purchase price of the shares less discounts, concessions and commissions, if any. Any commissions, discounts, concessions or other fees, if any, are payable to brokers or dealers in connection with any sale of the common stock will be borne by the selling stockholders selling those shares.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and the selling stockholder complies with the exemption.

     The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with the sale of any shares covered by this prospectus. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation. In addition, because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. We will bear all costs, expenses and fees in connection with the registration of the shares (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). We will not receive any of the proceeds of the sale of our common stock by the selling stockholders.

                           RELATED PARTY TRANSACTIONS

     At June 27, 2003, we had a remaining note receivable totaling $45,232, including accrued interest, from Charles W. Hull, our director and executive officer, pursuant to the 1996 Stock Incentive Plan. The loan was used to purchase shares of our common stock at the fair market value on the date of purchase. The original amount of the note was $60,000. The note bears interest at a rate of 6% per annum and matures in 2003. Pursuant to the terms of the note, as a result of meeting certain profitability targets for fiscal 2000, $20,000 of the principal amount of the note was forgiven together with $3,671 of interest in 2000. The note receivable is shown on the balance sheet as a reduction of stockholders' equity. Pursuant to the terms of the note and related transaction documents, in July 2003, we retired Mr. Hull's note in exchange for 6,031 shares of our common stock.

     For 2001, in connection with his services as our employee, our Board of Directors granted to Gary J. Sbona, our employee and Chairman and Chief Executive Officer of Regent Pacific Management Corporation, options to purchase 350,000 shares of our common stock, at an exercise price of $12.43 per share. We previously granted Mr. Sbona options to purchase 350,000 shares of our common stock in 2000 and 1999 at exercise prices of $17.39 and $6.00 per share, respectively. The exercise prices of the 350,000 options granted in 2001, 2000 and 1999 exceeded the fair market value of our common stock at the dates of grant. All options generally vest over a three-year period or sooner subject to certain conditions. In 2000, 116,666 options were exercised at a per share price of $16.00. We are currently involved in litigation with Regent Pacific, which provided management services to us from September 1999 through September 2002. The litigation involves a disagreement with regard to non-solicitation claims related to two Regent contractors subsequently employed by us. We are involved in a dispute with Regent with respect to the termination provisions in the option certificates and agreements pertaining to 166,666 non-qualified stock options issued to Mr. Sbona in 1999 and to the 350,000 options issued to Mr. Sbona in 2001.

     On May 5, 2003, we sold 2,634,016 shares of our Series B Convertible Preferred Stock, at a price of $6.00 per share, for aggregate consideration of $15.8 million. The preferred stock accrues dividends at 8% per share and is convertible at any time into approximately 2,634,016 shares of common stock. The stock is redeemable at our option after the third anniversary date, We must redeem any shares of preferred stock outstanding on the tenth anniversary date. The redemption price is $6.00 per share plus accrued and unpaid dividends. Messrs. Loewenbaum, Service and Hull, the Chairman of our Board of Directors, then Chief Executive Officer and Chief Technology Officer, respectively, purchased an aggregate of $1.5 million of the Series B Convertible Preferred Stock. Additionally, Clark Partners I, L.P., a New York limited partnership, purchased $5.0 million of the Series B Convertible Preferred Stock. Kevin Moore, a member of our Board of Directors, is the president of the general partner of Clark Partners I, L.P. In connection with the offering, Houlihan Lokey Howard & Zukin rendered its opinion that the terms of the offering were fair to us from a financial point of view. A special committee of our Board of Directors, composed entirely of disinterested independent directors, approved the offer and sale of the Series B Convertible Preferred Stock and recommended the transaction to our Board of Directors. Our Board of Directors also approved the transaction, with interested Board members not participating in the vote.

     In June 2000, we entered into a distribution agreement for ThermoJet printers with 3D Solid Solutions, which we refer to as 3DSS, a partnership in which Mr. Loewenbaum, the Chairman of our Board of Directors, is a limited partner. As of December 31, 2002, Solid Imaging Technologies, LLC, of which Mr. Loewenbaum is the sole member, was the general partner of 3DSS. In 2002, 3DSS paid us approximately $84,000 for the purchase of products and services.

     From October 1999 until November 2002, G. Walter Loewenbaum II was our employee, with a salary of $180,000 per annum. He resigned from this employment in November 2002.

     Brian K. Service was retained as Chief Executive Officer until August 2003. Mr. Service previously provided consulting services under an arrangement with Regent Pacific Management Corporation. From September 10, 2002 (the date of the termination of the Regent Agreement), through October 15, 2002, Mr. Service was engaged on an interim consulting basis for which he was paid $79,999. Effective October 15, 2002, Mr. Service was employed by us pursuant to an employment agreement under which he has agreed to serve as Chief Executive Officer until at least December 2003. This agreement has been terminated. Mr. Service was paid $17,809 on a bi-
weekly basis under this agreement, and has been awarded fully vested options, with a term of five years, to purchase 350,000 shares of our common stock at a price of $5.78 (the closing price on October 15, 2002).

     On November 18, 2002, we entered into a consulting agreement with Brian K. Service, Inc., which we refer to in this prospectus as BKSI, a corporation in which Brian K. Service, our then Chief Executive Officer, is a stockholder, officer and director. Pursuant to this agreement, we would pay to BKSI an amount up to $295,000 for an 11-month period for the provision of the services of qualified consultants to us. Under this agreement, we paid $51,000 through December 31, 2002. This agreement has been terminated.

     On August 8, 2003, Brian K. Service resigned from his position as our Chief Executive Officer and as a member of our Board of Directors. Mr. Service will receive aggregate payments of approximately $300,000 payable through January 2004. Mr. Service will continue as our employee for a 24-month term to assist with various clients and transactions, for which he will be paid $188,000.

     Effective August 8, 2003, Charles W. Hull, our co-founder, Chief Technical Officer and a director, was named Interim Chief Executive Officer.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. As of June 27, 2003, there were 12,734,301 shares of common stock outstanding that were held of record by approximately 437 stockholders, 2,634,016 shares of Series B Convertible Preferred Stock outstanding, outstanding options to purchase 2,690,875 shares of common stock, 833,333 shares underlying 7% convertible subordinated debentures and 264,900 shares underlying warrants. The following description of our capital stock does not purport to be complete and is subject to and qualified by our Certificate of Incorporation, as amended, and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     Our common stock is traded on The Nasdaq National Market under the symbol "TDSC." Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends out of assets legally available therefore as our board of directors may from time to time determine. For a description of our dividend policy, please refer to the information in this prospectus under the heading "Dividend Policy." Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

PREFERRED STOCK

     As of June 27, 2003, we have:

     o    1,000,000 shares of Series A Preferred Stock, authorized but unissued;
          and

     o 2,634,016 shares of Series B Convertible Preferred Stock issued and outstanding.

     Our Board of Directors has reserved our Series A Preferred Stock for issuance pursuant to the terms of our Shareholders Rights Plan.

     Our Series B Convertible Preferred Stock is immediately convertible into shares of our common stock on a one for one basis. Holders of our Series B Convertible Preferred Stock are entitled to receive, when, and if declared by our Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of 8% of the issuance price per share per annum, which may be increased to 10% under certain circumstances. Dividends are payable semi-annually, on the sixth month and the twelfth month anniversary of the date of issuance. The dividends are cumulative to the extent not declared and paid by our Board of Directors. No dividends may be paid on any shares of common stock or on shares of any other stock ranking junior to the Series B Convertible Preferred Stock, unless all accrued and unpaid dividends have first been declared and paid in full with respect to the Series B Convertible Preferred Stock. The stock is redeemable at our option after the third anniversary date. We must redeem any shares of preferred stock outstanding on the tenth anniversary date. The redemption price is $6.00 per share plus accrued and unpaid dividends. The shares of common stock underlying the Series B Convertible Preferred Stock are included in this prospectus.

     In addition, our Board of Directors may, from time to time, authorize the issuance of one or more additional classes or series of preferred stock without stockholder approval. Subject to the provisions of our Certificate of Incorporation, as amended, and limitations prescribed by law, our Board of Directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. We have no current intention to issue any shares of preferred stock.

     One of the effects of undesignated preferred stock may be to enable our Board of Directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

     o    restricting dividends on the common stock;

     o    diluting the voting power of the common stock;

     o    impairing the liquidation rights of the common stock; or

     o delaying or preventing a change in control without further action by the stockholders.

DEBENTURES

     We sold $10.0 million aggregate principal amount of 7% convertible subordinated debentures. These debentures are convertible into an aggregate of 833,333 shares of our common stock immediately at the option of the holder or at our discretion at any time after December 31, 2003, and prior to maturity at December 31, 2006. The debentures bear interest at the rate of 7% payable quarterly. The shares of common stock underlying the debentures are included in this prospectus.

WARRANTS

     At June 27, 2003, there were warrants outstanding to purchase an aggregate of 264,900 shares of our common stock at an exercise price of $15.27. All of the warrants currently are exercisable and expire on September 19, 2003. The shares of common stock underlying these warrants are included in this prospectus.

REGISTRATION RIGHTS

     We have not granted registration rights with respect to any shares of common stock, other than the shares included in this prospectus.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Our Certificate of Incorporation, as amended, limits our and our stockholders' ability to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for monetary damages if they acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our amended Certificate of Incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

     Our Bylaws provide that we have the power to indemnify our directors, officers, employees and other agents to the fullest extent not prohibited by
Section 145 of the Delaware General Corporation Law.

     We have entered into indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or officer of ours or any other company or enterprise to which the person provides services at our request to the fullest extent permitted by law against personal liability for actions taken in the good faith performance of their duties to us.

     In addition, we maintain director and officer liability insurance which, subject to certain exceptions and limitations, insures directors and officers for any alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act in their respective capacities as directors and officer of ours.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation law which regulates corporate acquisitions. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term "business combination" to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our market price. With approval of our stockholders, we could amend our certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Los Angeles, California.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 and the related financial statement schedules included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion and include explanatory paragraphs relating to (i) a going concern uncertainty and
(ii) a restatement of our 2001 and 2000 financial statements), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              CHANGE IN ACCOUNTANTS

     As discussed in our Current Report on Form 8-K filed on April 23, 2003, Deloitte informed us on April 16, 2003, that it did not intend to stand for reelection as our principal independent accountant. On July 16, 2003, Deloitte advised us that the client-auditor relationship between us and Deloitte had ceased.

     The reports of Deloitte on our financial statements for the fiscal years ended December 31, 2002 and 2001 have not included an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for the 2002 report which contained an explanatory paragraph relating to a going concern uncertainty.

     During the fiscal years ended December 31, 2002 and 2001 and the period from January 1, 2003 to July 16, 2003: (a) there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its report, and (b) there were no "reportable events" as the term is defined in Item 304(a)(1)(v) of Regulation S-K, except as follows:

     Deloitte informed us that material weaknesses in our internal control existed. Specifically, Deloitte advised us that:

     o Our accounting and finance staff are inadequate to meet the needs of a complex, multinational SEC registrant. We need to strengthen our capability to implement existing generally accepted accounting principles as well as understand and implement new accounting standards. In addition, we need to strengthen our capabilities in performing routine accounting processes involved in closing our books such as account reconciliations and analyses.

     o We need to strengthen our controls and processes related to revenue recognition. During 2002, 2001 and 2000, revenue was recognized for transactions that did not meet the requirements for revenue recognition under our policies or generally accepted accounting principles.

     We furnished Deloitte with a copy of the foregoing disclosures and requested Deloitte to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter, dated July 22, 2003 from Deloitte to the SEC has been filed as an exhibit to our Current Report on Form 8-K filed July 23, 2003.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit is qualified in all respects by the filed exhibit.

     You may read and copy the registration statement, the related exhibits and the other material we file with the SEC without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You also can request copies of those documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov.

     We also will provide to you a copy of these filings at no cost. You may request copies of these filings by writing or telephoning us as follows: 26801 Avenue Hall, Valence, California 91355, Attention, General Counsel, or 661-295-5600. In addition, you may access these filings at our website. Our website's address is www.3dsystems.com. The foregoing website references are inactive textual references only.

     You should rely only on the information contained in this prospectus or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                             3D SYSTEMS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002,
    2001 AND 2000
Independent Auditors' Report..........................................................  F-1

Consolidated Balance Sheets as of December 31, 2002 and 2001 (restated)...............  F-2
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001
    (restated) and 2000
(restated)............................................................................  F-3

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002,
    2001 (restated) and 2000 (restated)...............................................  F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001
    (restated) and 2000
(restated)............................................................................  F-5

Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December
    31, 2002, 2001 (restated) and 2000 (restated).....................................  F-7

Notes to Consolidated Financial Statements for the Years Ended December 31, 2002, 2001  F-8
    and 2000..........................................................................

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED DECEMBER 31, 2002, 2001
    AND 2000

Independent Auditors' Report..........................................................  F-34

Schedule II-- Valuation and Qualifying Accounts for the Years Ended December 31, 2002,  F-35
    2001 and 2000.....................................................................

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED JUNE
    27, 2003 AND JUNE 28, 2002

Condensed Consolidated Balance Sheets as of June 27, 2003 (unaudited) and December 31,
    2002..............................................................................  F-36

Condensed Consolidated Statements of Operations for the Six Months Ended June 27, 2003
    and June 28, 2002 (as restated) (unaudited).......................................  F-37

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 27, 2003
    (unaudited) and June 28, 2002 (as restated) (unaudited)...........................  F-38

Condensed Consolidated Statements of Comprehensive Income (Loss) for the Six Months
    Ended June 27, 2003 and June 28, 2002 (as restated) (unaudited)...................  F-40

Notes to Condensed Consolidated Financial Statements for the Six Months Ended June 27,
    2003 and June 28, 2002 (unaudited)................................................  F-41


INDEPENDENT AUDITORS' REPORT



To the Stockholders and Board of Directors of 3D Systems Corporation
Valencia, California

We have audited the accompanying consolidated balance sheets of 3D Systems Corporation and its subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive (loss) income for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of 3D Systems Corporation and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations, working capital deficiency and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 24, the accompanying 2001 and 2000 financial statements have been restated.

/s/ Deloitte & Touche LLP
------------------------------
Deloitte & Touche LLP

Los Angeles, California
June 20, 2003

                             3D SYSTEMS CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 2002 and 2001

                                                                                                  2001
                                                                                              AS RESTATED
                                 ASSETS                                         2002         (SEE NOTE 24)
                                                                           ---------------- -----------------
                                                                           (IN THOUSANDS, EXCEPT PAR VALUE)
Current assets:
  Cash and cash equivalents                                                $         2,279  $          5,948
  Accounts receivable, net of allowance for
    doubtful accounts of $3,068 (2002) and $1,755 (2001)                            27,420            36,262
  Current portion of lease receivables                                                 322               498
  Inventories                                                                       12,564            18,546
  Deferred income taxes                                                                ---             5,271
  Prepaid expenses and other current assets                                          3,687             2,817
                                                                           ---------------- -----------------
    Total current assets                                                            46,272            69,342

Property and equipment, net                                                         15,339            17,864
Licenses and patent costs, net                                                      14,960            12,314
Deferred income taxes                                                                  ---             6,750
Lease receivables, less current portion and net of allowance of
    $414 (2002) and $247 (2001)                                                        553             1,750
Acquired technology, net                                                             7,647             9,192
Goodwill                                                                            44,456            44,158
Other assets, net                                                                    3,006             3,572
                                                                           ---------------- -----------------
                                                                           $       132,233  $        164,942
                                                                           ================ =================
                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Line of credit                                                           $         2,450  $          6,151
  Accounts payable                                                                  10,830            12,819
  Accrued liabilities                                                               15,529            15,608
  Current portion of long-term debt                                                 10,500             3,135
  Customer deposits                                                                    801             1,624
  Deferred revenues                                                                 14,770            13,997
                                                                           ---------------- -----------------
    Total current liabilities                                                       54,880            53,334

Deferred tax liabilities                                                               ---             4,210
Other liabilities                                                                    3,397             3,329
Long-term debt, less current portion                                                 4,090            16,240
Subordinated debt                                                                   10,000             9,400
                                                                           ---------------- -----------------
                                                                                    72,367            86,513
                                                                           ---------------- -----------------
Commitments and contingencies (Note 20)                                                ---               ---
Stockholders' equity:
  Preferred stock, authorized 5,000 shares; none issued                                ---               ---
  Common stock, $.001 par value, authorized 25,000 shares; issued and outstanding  12,725 (2002); and issued 13,357 and outstanding 13,132
    (2001)                                                                              13                13
   Capital in excess of par value                                                   84,931            93,173
   Notes receivable from officers and employees                                        (59)             (244)
   Accumulated deficit                                                             (21,419)           (6,553)
   Accumulated other comprehensive loss                                             (3,600)           (6,420)
   Treasury stock,  225 shares (2001) at cost                                          ---            (1,540)
                                                                           ---------------- -----------------
    Total stockholders' equity                                                      59,866            78,429
                                                                           ---------------- -----------------
                                                                           $       132,233  $        164,942
                                                                           ================ =================


          See accompanying notes to consolidated financial statements.

                             3D SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2002, 2001 and 2000


                                                                             2001                2000
                                                                         AS RESTATED         AS RESTATED
                                                         2002           (SEE NOTE 24)       (SEE NOTE 24)
                                                   ------------------ ------------------- -------------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales:
  Products                                         $          81,039  $           84,558  $           79,857
  Services                                                    34,922              34,182              29,429
                                                   ------------------ ------------------- -------------------
    Total sales                                              115,961             118,740             109,286
                                                   ------------------ ------------------- -------------------
Cost of sales:
  Products                                                    43,398              42,278              34,969
  Services                                                    25,942              24,961              21,729
                                                   ------------------ ------------------- -------------------
    Total cost of sales                                       69,340              67,239              56,698
                                                   ------------------ ------------------- -------------------
  Gross profit                                                46,621              51,501              52,588
                                                   ------------------ ------------------- -------------------
Operating expenses:
  Selling, general and administrative                         48,331              42,807              32,710
  Research and development                                    15,366              11,010               7,814
  Severance and other restructuring costs                      4,354                 ---                 ---
                                                   ------------------ ------------------- -------------------
    Total operating expenses                                  68,051              53,817              40,524
                                                   ------------------ ------------------- -------------------
(Loss) income from operations                                (21,430)             (2,316)             12,064

Interest and other (expense) income, net                      (2,991)             (1,033)                115

Gain on arbitration settlement                                18,464                 ---                 ---
                                                   ------------------ ------------------- -------------------
(Loss) income before income taxes                             (5,957)             (3,349)             12,179

Provision for (benefit from) income taxes                      8,909                (992)              4,309
                                                   ------------------ ------------------- -------------------
Net (loss) income                                  $         (14,866) $           (2,357) $            7,870
                                                   ================== =================== ===================
Shares used to calculate basic net (loss) income
  per share                                                   12,837              12,579              11,851
                                                   ================== =================== ===================
Basic net (loss) income per share                  $           (1.16) $            (0.19) $             0.66
                                                   ================== =================== ===================
Shares used to calculate diluted net (loss)
  income per share                                            12,837              12,579              12,889
                                                   ================== =================== ===================
Diluted net (loss) income per share                $           (1.16) $            (0.19) $             0.61
                                                   ================== =================== ===================


          See accompanying notes to consolidated financial statements.

                             3D SYSTEMS CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 2002, 2001 and 2000

                                                         NOTES
                                                       RECEIVABLE              ACCUMULATED
                        COMMON STOCK     CAPITAL IN   FROM OFFICERS               OTHER                    TOTAL
                              PAR VALUE EXCESS OF PAR      AND     ACCUMULATED COMPREHENSIVE  TREASURY  STOCKHOLDERS'
                       SHARES   $0.001      VALUE       EMPLOYEES    DEFICIT       LOSS        STOCK       EQUITY
                      -------  --------  ------------  ----------- ----------- ------------   --------  --------------
                                                            (in thousands)
Balance at
  January 1, 2000      11,433   $    12     $ 75,064   $    (240) $ (12,066)  $  (1,622)    $ (1,540)    $   59,608
Exercise of
  stock options           779        (a)       4,848         ---        ---         ---          ---          4,848
Shares exchanged
  in option
  exercise                (39)       (a)        (669)        ---        ---         ---          ---           (669)
Exercise of
  stock warrants            5        (a)          29         ---        ---         ---          ---             29
Employee stock
  purchase plan            20        (a)         191         ---        ---         ---          ---            191
Forgiveness of
  officer loans           ---       ---            7          40        ---         ---          ---             47
Employee stock
  loans                   ---       ---          ---        (250)       ---         ---          ---           (250)
Repayment of
  officer loans           ---       ---          ---         120        ---         ---          ---            120
Tax benefit
  related to
  stock option
  exercises               ---       ---        2,046         ---        ---         ---          ---          2,046
Stock-based
  compensation            ---       ---           52         ---        ---         ---          ---             52
Net income (As
  restated, see
  note 24)                ---       ---          ---         ---      7,870         ---          ---          7,870
Cumulative
  translation
  adjustment              ---       ---          ---         ---        ---      (2,370)         ---         (2,370)
                      -------  --------  ------------  ----------- ----------- ------------   --------  --------------
Balance at
  December 31,
  2000 (As
  restated, see
  note 24)             12,198        12       81,568        (330)    (4,196)     (3,992)      (1,540)        71,522
Exercise of
  stock options           294         (a)      2,127          --         --         --            --          2,127
Private placement         617         (a)      8,021          --         --         --            --          8,021
Employee stock
  purchase plan            23          1         242          --         --         --            --           243
Repayment of
  officer loans            --         --          --          86         --         --            --            86
Tax benefit
  related to
  stock option
  exercises                --         --       1,215          --         --         --            --         1,215
Net loss (As
  restated, see
  note 24)                 --         --          --          --     (2,357)        --            --        (2,357)
Cumulative
  translation
  adjustment               --         --          --          --         --     (2,428)           --        (2,428)
                      -------  --------  ------------  ----------- ----------- ------------   --------  --------------
Balance at             13,132         13      93,173        (244)    (6,553)    (6,420)       (1,540)       78,429
  December 31,
  2001 (As
  restated, see
  note 24)
Exercise of
  stock options           117        (a)         850         ---        ---        ---           ---          850
Employee stock
  purchase plan            26        (a)         202         ---        ---        ---           ---          202
Private
  placement, net        1,000          1      12,491         ---        ---        ---           ---       12,492
Vantico
  settlement           (1,550)       (1)     (20,309)        ---        ---        ---           ---      (20,310)
Repayment of
  officer loans           ---        ---         ---         185        ---        ---           ---          185
Issuance of
  warrants                ---        ---          64         ---        ---        ---           ---           64
Retirement of
  treasury shares         ---        ---      (1,540)        ---        ---        ---         1,540          ---
Net loss                  ---        ---         ---         ---    (14,866)       ---           ---      (14,866)
Cumulative
  translation
  adjustment              ---        ---         ---         ---        ---      2,820           ---        2,820
                      -------  --------  ------------  ----------  ----------- ------------   --------  --------------
Balance at
  December 31,
  2002                 12,725  $      13    $ 84,931  $      (59) $ (21,419) $  (3,600)     $    ---    $  59,866
                      =======  ========= ============  ==========  =========== ==========     ========= ==============

-----------
     (a)  Amounts not shown due to rounding

          See accompanying notes to consolidated financial statements.

                             3D SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2002, 2001 and 2000

                                                                                   2001               2000
                                                                               AS RESTATED        AS RESTATED
Cash flows from operating activities:                                2002      SEE NOTE 24        SEE NOTE 24
                                                              --------------- ---------------   ---------------
                                                                              (IN THOUSANDS)
  Net (loss) income                                           $      (14,866) $       (2,357)   $      7,870
  Adjustments to reconcile net (loss) income to net cash
    provided by operating activities:
    Deferred income taxes                                              7,813          (1,882)          1,979
    Gain on arbitration settlement (including $1,846
      included in selling, general and administrative for
      legal reimbursement)                                           (20,310)            ---             ---
    Depreciation and amortization                                      9,902           7,704           6,245
    Forgiveness of officer loan                                          ---             ---              47
    Tax benefit related to stock option exercises                        ---           1,215           2,046
    Stock-based compensation                                              64             ---              52
    Loss on disposition of property and equipment                        263             834             ---
  Changes in operating accounts, excluding effects of acquisitions:
    Accounts receivable                                               11,466             753          (7,105)
    Lease receivables                                                  1,373           2,927          (2,083)
    Inventories                                                        7,088          (2,655)         (7,079)
    Prepaid expenses and other current assets                           (612)          1,849          (1,520)
    Other assets                                                         486            (186)         (2,523)
    Accounts payable                                                  (2,575)          2,096           2,536
    Accrued liabilities                                                2,067          (2,324)            548
    Customer deposits                                                   (824)            409             745
    Deferred revenues                                                     88             161           4,799
    Other liabilities                                                   (109)         (1,895)         (1,431)
                                                              --------------- ---------------   ---------------
      Net cash provided by operating activities                        1,314           6,649           5,126
                                                              --------------- ---------------   ---------------
Cash flows from investing activities:
  Purchase of property and equipment                                  (3,210)         (3,317)         (4,893)
  Proceeds on disposition of property and equipment                      602             ---           2,958
  Additions to licenses and patent costs                              (4,724)         (1,173)           (368)
  Disposition of licenses and patents                                    ---             ---             101
  Software development costs                                            (364)           (489)           (442)
  Investment in DTM                                                     (138)        (49,551)            ---
  Investment in RPC                                                   (1,981)         (2,171)            ---
  Investment in OptoForm SARL                                         (1,200)         (1,387)            ---
                                                              --------------- ---------------   ---------------
      Net cash used for investing activities                         (11,015)        (58,088)         (2,644)
                                                              --------------- ---------------   ---------------
Cash flows from financing activities:
  Exercise of stock options and stock purchase plan                    1,052           2,369           4,399
  Employee loans for stock option exercises                              ---             ---            (250)
  Borrowings                                                          44,564          53,492             ---
  Repayment of long-term debt                                        (52,450)        (23,061)           (110)
  Repayment of notes receivable from officers and employees              185              86             120
  Proceeds from sale of stock                                         12,492           8,021             ---
                                                              --------------- ---------------   ---------------
      Net cash provided by financing activities                        5,843          40,907           4,159
                                                              --------------- ---------------   ---------------
  Effect of exchange rate changes on cash                                189          (2,519)           (195)
                                                              --------------- ---------------   ---------------
Net (decrease) increase in cash and cash equivalents                  (3,669)        (13,051)          6,446
Cash and cash equivalents at the beginning of the period               5,948          18,999          12,553
                                                              --------------- ---------------   ---------------
Cash and cash equivalents at the end of the period            $        2,279  $        5,948    $     18,999
                                                              =============== ===============   ===============
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                  $        1,918  $          764    $        180
                                                              =============== ===============   ===============
    Income taxes                                              $          732  $          903    $         97
                                                              =============== ===============   ===============

          See accompanying notes to consolidated financial statements.

                             3D SYSTEMS CORPORATION
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 2002, 2001 and 2000
                                 (in thousands)

Supplemental schedule of non cash investing activities:

On August 24, 2001, the Company acquired DTM Corporation ("DTM") for $44.6 million in cash, plus $4.9 million in acquisition costs. In conjunction with the merger, the following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition as follows:

      Fair value of tangible assets acquired                 $      14,643
      Fair value of goodwill and other identifiable
      intangible assets                                             49,332
      Purchase price                                               (49,551)
                                                             --------------
      Liabilities assumed                                    $      14,424
                                                             ==============

In conjunction with the acquisitions of OptoForm (February 2001) and RPC (September 2001), the Company recorded current liabilities of $1.2 million and $2.0 million, respectively, which were paid in 2002. In connection with the RPC acquisition, the Company is carrying a $1.6 million current liability, at December 31, 2002, related to payments due to RPC shareholders in September 2003.

In 2002, 2001 and 2000, the Company transferred $4.8 million, $4.7 million and $2.2 million, respectively of property and equipment from inventories to fixed assets. Additionally, $5.9 million, $1.6 million and $2.9 million of property and equipment was transferred from fixed assets to inventories in 2002, 2001 and 2000, respectively.

In conjunction with the $22 million arbitration settlement with Vantico, which was settled through the return of shares to the Company, the Company allocated $1.7 million to a put option which is included as an addition to stockholders' equity in 2002.

          See accompanying notes to consolidated financial statements.

                             3D SYSTEMS CORPORATION
             Consolidated Statements of Comprehensive (Loss) Income
                  Years Ended December 31, 2002, 2001 and 2000


                                                              2002          2001           2000
                                                                         AS RESTATED    AS RESTATED
                                                                        (SEE NOTE 24)  (SEE NOTE 24)
                                                          ------------- -------------- --------------
                                                                        (IN THOUSANDS)
Net (loss) income                                         $    (14,866) $      (2,357) $       7,870
Other comprehensive (loss) income:
  Foreign currency translation adjustments                       2,820         (2,428)        (2,370)
                                                          ------------- -------------- --------------
Comprehensive (loss) income                               $    (12,046) $      (4,785) $       5,500
                                                          ============= ============== ==============


          See accompanying notes to consolidated financial statements.

                             3D SYSTEMS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years Ended December 31, 2002, 2001 and 2000

(1)  Going Concern

     The consolidated financial statements for the year ended December 31, 2002 have been prepared assuming the Company will continue as a going concern. The Company incurred operating losses totaling $21.4 million and $2.3 million for the years ended December 31, 2002 and 2001, respectively. In addition, the Company has a working capital deficit of $8.6 million and an accumulated deficit of $21.4 million at December 31, 2002. These factors among others raise substantial doubt about the Company's ability to continue as a going concern.

     Management's plans include raising additional debt and equity financing. In May 2003, the Company sold approximately 2.6 million shares of its Series B Convertible Preferred Stock for aggregate consideration of $15.8 million (Note 23 -Preferred Stock). Subsequently, on May 5, 2003, the Company repaid the U.S. Bank term loan balance of $9.6 million (Note 14 - Borrowings).

     Management intends to obtain debt financing to replace the U.S. Bank financing and currently has a proposal from Congress Financial to provide a secured revolving credit facility of up to $20 million. Additionally, management intends to pursue a program to increase margins and continue cost saving programs. However, there is no assurance that the Company will succeed in accomplishing any or all of these initiatives.

     The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

(2)  Basis of Presentation

     The Company reports its interim financial information on a 13-week basis ending the last Friday of each quarter, and reports its annual financial information through the calendar year ended December 31. The consolidated financial statements include the accounts of 3D Systems Corporation and its wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation.

(3)  Significant Accounting Policies

     (a)  Recent Accounting Pronouncements

          In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 will not have a material impact on the Company's results of operations or financial condition.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amended SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard provides alternative methods of transition for a voluntary change to the fair market value based method for accounting for stock-based employee compensation. Additionally, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In compliance with SFAS No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation plan as defined by Accounting Principles Board ("APB") Opinion No. 25 and has made the applicable disclosures later in this Note.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 will become effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. The Company is in the process of assessing the effect of SFAS No. 150 and does not expect the implementation of the pronouncement to have a material effect on its financial condition or results of operations.

          In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. The Company will apply FIN 45 to guarantees, if any, issued after December 31, 2002. The Company has not yet evaluated the financial statement impact of the adoption of FIN 45. FIN 45 also requires guarantors to disclose certain information for guarantees, beginning December 31, 2002. These financial statements contain the required disclosures.


          In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. The Company does not expect to identify any variable interest entities that must be consolidated.

     (b)  Revenue Recognition

          Revenues from the sale of systems and related products are recognized upon shipment, provided that both title and risk of loss have passed to the customer and collection is reasonably assured. Some sales transactions are bundled and include equipment, software license, warranty, training and installation. The Company allocates and records revenue in these transactions based on vendor specific objective evidence that has been accumulated through historic operations. The process of allocating the revenue involves some management judgments. Revenues from services are recognized at the time of performance. We provide end users with maintenance under a warranty agreement for up to one year and defer a portion of the revenues at the time of sale based on the relative fair value of those services. After the initial warranty period, we offer these customers optional maintenance contracts; revenue related to these contracts is deferred and recognized ratably over the period of the contract. Our warranty costs were $4.6 million, $4.2 million and $3.8 million, for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's systems are sold with software products that are integral to the operation of the systems. These software products are not sold separately.

          Certain of the Company's sales were made through a sales agent to customers where substantial uncertainty exists with respect to collection of the sales price. The substantial uncertainty is generally a result of the absence of a history of doing business with the customer and uncertain political environment in the country in which the customer does business. For these sales, the Company records revenues based on the cost recovery method, which requires that the sales proceeds received are first applied to the carrying amount of the asset sold until the carrying amount has been recovered, thereafter, all proceeds are credited to sales.

          Credit is extended based on an evaluation of each customer's financial condition. To reduce credit risk in connection with systems sales the Company may, depending upon the circumstances, require significant deposits prior to shipment and may retain a security interest in the system until fully paid. The Company often requires international customers to furnish letters of credit.

     (c)  Cash and Cash Equivalents

          The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying value of these instruments approximates market value because of their short maturity.

          The Company invests its excess cash in interest-bearing deposits with major banks and money market funds. Although a majority of the cash accounts exceed the federally insured deposit amount, management does not anticipate non-performance by the financial institutions. Management reviews the stability of these institutions on a periodic basis.

     (d)  Allowance for Doubtful Accounts

          The Company's estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (for example, bankruptcy). In these cases, the Company uses its judgment, based on the available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a reserve is established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (for example, the Company experiences higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the Company), estimates of the recoverability of amounts due to the Company could be reduced by a material amount.

     (e)  Leases

          At the inception of a lease, the gross lease receivable, the reserve for potential losses, the estimated residual value of the leased equipment and the unearned lease income are recorded. The unearned lease income represents the excess of the gross lease receivable plus the estimated residual value over the cost of the equipment leased and is recorded as deferred revenues.

     (f)  Inventories

          Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. The Company evaluates the adequacy of these reserves quarterly. The reserve for slow moving and obsolete inventory was $1,876 and $1,618 at December 31, 2002 and 2001, respectively. Inventories consigned to a sales agent at December 31, 2002 and 2001 were $0.2 million and $0.1 million, respectively.

     (g)  Property and Equipment

          Property and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, generally three to thirty years. Leasehold improvements are amortized on a straight-line basis over their estimated useful lives, or the lives of the leases, whichever is shorter. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected in results of operations. Repair and maintenance charges are expensed as incurred.

     (h)  Goodwill and Intangible Assets

          The Company has applied Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" in its allocation of the purchase price of DTM Corporation (DTM) and RPC Ltd. (RPC). The annual impairment testing required by SFAS No. 142, "Goodwill and Other Intangible Assets" requires the Company to use its judgment and could require the Company to write-down the carrying value of its goodwill and other intangible assets in future periods. SFAS No. 142 requires companies to allocate their goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to its carrying amount with any excess recorded as an impairment charge.

          Upon implementation of SFAS No. 142 in January 2002, and in the fourth quarter of 2002, the Company concluded that the fair value of the Company's reporting units exceeded their carrying values and accordingly, as of those dates, there were no goodwill impairment issues. The Company is required to perform a valuation of its reporting units annually in the fourth quarter, or upon significant changes in the Company's business environment.

     (i)  Licenses and Patent Costs

          Licenses and patent costs are being amortized on a straight-line basis over their estimated useful lives, which are approximately eight to seventeen-years, or on a units-of-production basis, depending on the nature of the license or patent.

     (j)  Long-Lived Assets

          The Company evaluates long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

     (k)  Capitalized Software Costs

          Certain software development and production costs are capitalized upon a product's reaching technological feasibility. Costs capitalized in 2002, 2001 and 2000 were $364,000, $489,000 and $442,000, respectively. Amortization of software development costs begins when the related products are available for sale. Amortization expense amounted to $452,000, $467,000 and $457,000 for 2002, 2001 and 2000,
          respectively, based on the straight-line method using estimated useful lives of two years. Net capitalized costs aggregated $414,000 and $502,000 at December 31, 2002 and 2001, respectively, and are included in other assets in the accompanying consolidated balance sheets.

     (l)  Contingencies

          The Company accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". SFAS No. 5 requires that the Company record an estimated loss from a loss contingency when information available prior to issuance of the Company's financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as litigation requires the Company to use its judgment. The Company cannot reasonably estimate the costs arising from its contingencies. However, management believes the ultimate outcome of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

     (m)  Foreign Currency Translation

          The Company uses derivative instruments to manage exposure to foreign currency risk. International sales are made primarily from the Company's foreign sales subsidiaries in their respective countries and are denominated in U.S. dollars or the local currency of each country. The Company's exposure to foreign exchange rate fluctuations arises in part from inter-company accounts in which costs incurred in the United States are charged to our foreign sales subsidiaries. These inter-company accounts are denominated in U.S. dollars. The Company manages selected exposures through financial market transactions in the form of foreign exchange forward and put option contracts. The Company does not enter into derivative contracts for speculative purposes. The Company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on its consolidated net (loss) income.

          The Company had no derivative contracts in place on December 31, 2002. The notional amount covered by all of our put option contracts was $8.5 million at December 31, 2001. The put options were related to transactions denominated in Euros and Pounds Sterling, with settlement dates in January and February 2002. The premium paid for the put options was $144,000 in 2001, and the market value was approximately $8,000 at December 31, 2001.

          The effect of the unrealized exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars is accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in current operations. The aggregate foreign currency exchange gains (losses) included in cost of sales were $640,000, $(227,000) and $162,000 for 2002, 2001 and 2000, respectively. The aggregate foreign exchange losses included in other expense in

          2002 was $255,000. No foreign exchange gains or losses were included in other (expense) income in 2001 or 2000.

     (n)  Research and Development Costs

          Research and development costs are expensed as incurred.

     (o)  Earnings Per Share

          Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding plus the number of additional common shares that would have been outstanding if all potentially dilutive common shares had been issued. Common shares related to stock options and stock warrants are excluded from the computation when their effect is anti-dilutive.

     (p)  Advertising Costs

          Advertising costs are expensed as incurred. Advertising expenses were approximately $2.3 million, $2.1 million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     (q)  Use of Estimates

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to the allowance for doubtful accounts, income taxes, inventories, goodwill and intangible assets, contingencies and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     (r)  Stock Option Plans

          The Company has employee stock benefit plans, which are described more fully in "Note 15: Stockholders' Equity and Stockholders' Rights Plan." The Company's stock option plans are accounted for under the intrinsic value recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As the exercise price of all options granted under these plans was equal to the market price of the underlying common stock on the grant date, no stock-based employee compensation cost is recognized in net income.

          In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," the following pro forma net income and earnings per share information is presented as if the Company accounted for stock-based compensation awarded under the stock incentive plans using the fair value method. Under the fair value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

                                                                          2002      2001      2000
                                                                       --------    -------    ------

            Net (loss) income, as reported                          $  (14,866) $  (2,357) $  7,870

            Add: Stock-based employee compensation expense
                included in reported net earnings, net of
                related                                                    ---        ---       ---
                tax benefits

            Deduct:  Stock based employee compensation expense
                determined under the fair value based method           -------     ------     -----
                for all
                awards, net of related tax effects                       5,806      3,859       646

            Pro forma net (loss) earnings                           $  (20,672) $  (6,216) $  7,224
            Basic net earnings per common share:
                                  As reported                       $   (1.16)  $  (0.19)  $   0.66

                                  Pro forma                         $   (1.61)  $  (0.49)  $   0.61

            Diluted net earnings per common share:
                                  As reported                       $   (1.16)  $  (0.19)  $   0.61

                                  Pro forma                         $   (1.61)  $  (0.49)  $   0.56


     (s)  Income Taxes

          Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and income statement basis of assets and liabilities. Such deferred income tax assets and liability computation are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is provided, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     (t)  Fair Value of Financial Instruments

          The Company's financial instruments, including cash and cash equivalents, accounts receivable, lease receivables, accounts payable, line of credit, term loan and industrial development bond are carried at cost, which approximates their fair value, because of the short-term maturity of these instruments and interest on long-term borrowings vary with the market. The fair value of the Company's subordinated debt is estimated to be $8.6 million at December 31, 2002 (see Note 14).

(4)  Leases

     The Company provides lease financing for qualified customers. The leases are accounted for as sales-type leases where the present value of minimum lease payments, net of costs, are recorded as sales. The components of lease receivables at December 31, 2002 and 2001 are as follows:

                                                                          2002           2001
                                                                     ---------------  -------------
                                                                               (IN THOUSANDS)
            Total minimum lease payment receivable                   $          696   $      1,331
            Estimated unguaranteed residual value                               179            917
                                                                     ---------------  -------------
            Gross investment in leases                                          875          2,248
            Unearned income                                                    (142)          (548)
                                                                     ---------------  -------------
              Total investment in leases                             $          733   $      1,700
                                                                     ===============  =============
            Short-term interest in leases                            $          277   $         11
            Long-term interest in leases                             $          456   $      1,689


     Future minimum lease payments to be received as of December 31, 2002 are as follows:

                                                     (IN THOUSANDS)
              2003                                $                322
              2004                                                 251
              2005                                                  63
              2006                                                  60
                                                  ---------------------
                                                  $                696
                                                  =====================

     In 2001, lease receivables totaling $3.3 million were sold to an outside party. No gain or loss was recognized on the transaction. The terms of the sale required the Company to guarantee to the purchaser certain cash payments in the event of default on those receivables. At December 31, 2002, the Company has fully reserved for the maximum amount of payments under the guarantee of approximately $383,000.

(5)  Inventories

     Components of inventories at December 31, 2002 and 2001 are as follows:

                                                     2002          2001
                                               ------------- -------------
                                                     (IN THOUSANDS)
            Raw materials                      $      2,617  $      2,397
            Work in process                             196           759
            Finished goods                            9,751        15,390
                                               ------------- -------------
                                               $     12,564  $     18,546
                                               ============= =============

(6)  Property and Equipment

     Property and equipment at December 31, 2002 and 2001 are summarized as follows :

                                                                                    USEFUL LIFE
                                                         2002           2001        (IN YEARS)
                                                   ------------    -------------  --------------
                                                                  (IN THOUSANDS)
            Land                                   $        435        $     435         --
            Building                                      4,202            4,202         30
            Machinery and equipment                      26,984           26,259        3-5
            Office furniture and equipment                3,597            3,183         5
            Leasehold improvements                        4,137            3,323   Life of Lease
            Rental equipment                              1,189            1,015         5
            Construction in progress                        206              925        N/A
                                                   -------------    ------------
                                                         40,750           39,342
            Less:  Accumulated depreciation             (25,411)         (21,478)
                                                   -------------    ------------
                                                   $     15,339        $  17,864
                                                   =============    ============


     Depreciation expense for 2002, 2001 and 2000 was $5.8 million, $4.8 million and $3.9 million, respectively.

(7)  Licenses and Patent Costs

     Licenses and patent costs at December 31, 2002 and 2001 are summarized as follows:




                                                                                         WEIGHTED
                                                                                         AVERAGE
                                                                                         USEFUL
                                                        2002              2001       LIFE (IN YEARS)
                                                    -------------   ---------------  ---------------
                                                                   (IN THOUSANDS)
            Licenses, at cost                    $         2,333    $         2,333       10
            Patent costs                                  22,946             18,349      9.94
                                                 ----------------   ---------------
                                                          25,279            20,682
            Less:  Accumulated amortization              (10,319)           (8,368)
                                                 ---------------- -----------------
                                                 $        14,960   $        12,314
                                                 ================  ================

     (a) In 2002, 2001 and 2000, the Company incurred and capitalized $4,724,000 (there were no significant retirements in 2002) and $1,173,000 (there were no retirements in 2001) and $7,000 (net of addition of $368,000 and retirements of $361,000), respectively, of costs to acquire, develop and extend patents in the United States, Japan, Europe and certain other countries, and amortized previously capitalized patent costs of $1.9 million and $1.2 million, respectively. In addition, in 2001, the Company acquired, through various acquisitions, patents of $2,890,000.

     (b) Effective January 5, 1990, 3D, Inc. acquired from UVP, Inc. ("UVP"), UVP's patents for stereolithography technology in exchange for $9,075,000, $500,000 of which was paid in cash and $350,000 in offsets of costs incurred by the Company on behalf of UVP. The initial payment and offsets ($850,000) have been capitalized and were fully amortized as of December 31, 2002. The agreement further provided for payment deferrals during 1990 through 1992 aggregating $950,000 and annual payments based upon the sales levels of SLA machines up to a maximum of $8,225,000. The Company records the annual payments as royalty expense. In 2002, 2001 and 2000, royalty expense aggregated $599,000, $662,000 and $725,000, respectively, and is included in Cost of Sales Products in the accompanying consolidated statements of operations. Royalty obligations at December 31, 2002 and 2001, are $1,804,000 and $1,672,000, respectively, and are included in accrued liabilities in the accompanying consolidated balance sheets. In the event the Company licenses the acquired technology to a third party, the Company is required to make additional accelerated payments to UVP of 50% of the royalties it receives up to an aggregate maximum of $8,225,000, including the Company's payments based on sales levels of its SLA machines. In 2002 and 2001, the Company made additional accelerated payments totaling $375,000 and $179,000, respectively. UVP has retained a security interest in the purchased technology until the purchase price is fully paid. At December 31, 2002, $1.7 million of the maximum royalty payments remained to be paid to UVP under this agreement.

     During the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense on intangible assets of $2.4 million, $2.2 million, and $2.2 million, respectively.

     The estimated annual amortization expense of license, patents and acquired technology for each of the five succeeding fiscal years is as follows (in thousands):

               For the year ending December 31,
               2003                                $      3,452
               2004                                $      3,219
               2005                                $      3,119
               2006                                $      3,079
               2007                                $      2,315

(8)  Acquired Technology

     Acquired technology at December 31, 2002 and 2001 is summarized as follows:

                                                        2002            2001
                                                  ---------------- ----------------
                                                            (IN THOUSANDS)
             Acquired technology
                                                  $        10,029  $         9,880
             Less:  Accumulated amortization               (2,382)            (688 )
                                                  ---------------- ----------------
                                                  $         7,647  $         9,192
                                                  ================ ================


     In 2002, 2001, the Company amortized $1.7 million, and $.7 million in acquired technology, respectively. There was no amortization expense recorded in 2000.

(9)  Goodwill

     The changes in the carrying amount of goodwill by reportable segment are as follows (in thousands):


                                                       Europe     Asia       USA       Total
                                                   ----------- ---------- ---------- ---------
                Balance at January 1, 2001         $     --   $    --    $    --    $    --


                Acquisition of DTM                     13,629    6,442      17,361     37,432

                Acquisition of RPC                      3,399      464       1,180      5,043

                Acquisition of Optoform                 1,683       --          --      1,683
                                                   ----------- ---------- ---------- ---------
                                                       18,711    6,906      18,541     44,158
                Balance as of December 31, 2001

                Effect of foreign currency
                  exchange rates                          160       --          --        160

                Adjustments related to DTM
                  acquisition                              50       24          64        138
                                                   ----------- ---------- ---------- ---------

                Balance at December 31, 2002       $   18,921  $ 6,930    $ 18,605   $ 44,456
                                                   =========== ========== ========== =========


     The adjustments related to the DTM acquisition represent adjustments to the purchase price for sales and use taxes payable partially offset by income tax refunds received.

     The Company recorded no goodwill amortization expense for the years ended December 31, 2002, 2001 and 2000.

(10) Acquisitions

     In February 2001, the Company acquired the stock and intellectual property of OptoForm SARL, a start-up company that has developed direct composites manufacturing paste or composite materials. The aggregate purchase price was $2.6 million, of which $1.4 million was settled in cash at the time of closing and $1.2 million was paid in February 2002. The acquisition of OptoForm SARL was accounted for using the purchase method of accounting and is not material to the financial statements.

     In August, 2001 the Company acquired 100 percent of the outstanding common shares of DTM. DTM designed, developed, manufactured, marketed and supported, on an international basis, solid imaging, manufacturing and tooling systems and related powdered sintering materials and services. The results of DTM's operations have been included in the consolidated financial statements since the date of acquisition. Under the terms of the merger agreement, the Company paid $5.80 per share in cash for all the outstanding shares of common stock of DTM. The transaction valued DTM at approximately $44.6 million (before transaction costs of $4.9 million). The transaction was funded from a combination of sources consisting of cash on hand of $5.6 million, a $24.0 million revolving line of credit and a $15.0 million term loan.

     The purchase price for the DTM acquisition has been allocated to assets acquired and liabilities assumed based on their fair value at the date of acquisition, as adjusted within the allocation period. The difference between the purchase price and the fair market value of the assets and liabilities acquired was recorded as goodwill. The net assets acquired and liabilities assumed are as follows:

                                                          AT DECEMBER 31,
                                                                2001
                                                         -------------------
                                                           (IN THOUSANDS)
            Current assets                               $           12,368
            Property, plant and equipment                             2,275
            Intangible assets                                        11,900
            Goodwill                                                 37,432
                                                         -------------------
            Total assets acquired                                    63,975
            Total liabilities assumed                                14,424
                                                         -------------------
            Net assets acquired                          $           49,551
                                                         ===================

     The $11.9 million of acquired intangible assets have a useful life of approximately six years. The intangible assets are comprised of acquired technology of $9.1 million and patents of $2.8 million.

     During 2001, the Company accrued $2.1 million under purchase accounting for DTM for severance costs and duplicate facilities. The Company terminated 42 DTM employees subsequent to the acquisition. At December 31, 2002, acquisition liabilities for severance and duplicate facilities totaled $472,000 of which $232,000 is recorded in accrued liabilities and $240,000 is recorded in other liabilities. The final severance and facilities payments will be made in 2003 and 2006, respectively.

     The following table reflects unaudited pro-forma combined results of operations of the Company and DTM on the basis that the acquisition of DTM had taken place at the beginning of the fiscal year for all periods presented:

                                                                       YEARS ENDED
                                                          --------------------------------------
                                                          DECEMBER 31, 2001    DECEMBER 31, 2000
                                                          -------------------  -----------------
                                                         (IN THOUSANDS EXCEPT FOR PER SHARE DATA)

            Net sales                                     $          141,534   $        142,296
            Net (loss) income                                         (6,682)             7,470
            Basic (loss) income per common share                       (0.53)               .63
            Diluted (loss) income per common share                     (0.53)               .58


     The unaudited pro-forma combined results of operations are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the fiscal year or of future operations of the combined entities under the ownership and operation of the Company.

     In September 2001, the Company acquired the stock of RPC, a manufacturer of solid imaging material. The aggregate purchase price was $5.5 million of which $2.2 million was settled in cash at the time of closing, $2.0 million was paid in 2002 and the balance is due September 2003. The balance is denominated in Swiss Francs and the carrying value as of December 31, 2002 was $1.6 million. The acquisition of RPC was accounted for using the purchase method of accounting and is not material to the financial statements.

(11) Accrued Liabilities

     Accrued liabilities at December 31, 2002 and 2001 are as follows:

                                                                  2002              2001
                                                         ----------------- ------------------
                                                                   (IN THOUSANDS)
            Taxes payable                                $          3,155  $             915
            Payroll and related taxes                               3,018              2,565
            Bonuses and commissions                                 1,915              3,211
            Amounts due to RPC                                      1,599              2,045
            Product royalties                                       1,134              2,055
            Severance                                                 822                947
            Accrued health costs                                    1,687                656
            Professional services                                     373                414
            Amounts due to OptoForm                                   ---              1,217
            Rent                                                      ---                187
            Other                                                   1,826              1,396
                                                          ----------------- ------------------
                                                         $         15,529  $          15,608
                                                         ================= ==================



     The Company has a self-insured medical and dental plan covering all domestic employees except for employees based in Colorado. The plan has a stop loss feature whereby any claims over $50,000 per individual are covered by an insurance policy.

     The Company sponsors a profit sharing 401K plan (the "plan") covering substantially all of its employees. The plan entitles employees to make minimum contribution amounts to the plan after meeting certain eligibility requirements. Contributions are limited to the maximum contribution allowances under the Internal Revenue Code. The Company matches 50% of the employee contribution up to a maximum as outlined in the plan. The Company may also make discretionary contributions to the plan, which are allocable to participants in accordance with the plan. For the years ended December 31, 2002, 2001 and 2000, the Company expensed $391,000, $331,000 and
     $332,000, respectively.

(12) Other Liabilities

     Other liabilities at December 31, 2002 and 2001 are as follows :

                                                                      2002               2001
                                                             -----------------  -----------------
                                                                       (IN THOUSANDS)
            Royalty payable                                  $            950   $            950
            Net present value of lease obligation                         744                299
            Long-term payments to RPC shareholders                        ---              1,325
            Employee termination costs                                    150                452
            Accrued pension costs                                         941                303
            Other                                                         612                ---
                                                             -----------------  -----------------
                                                             $          3,397   $          3,329
                                                             =================  =================

(13) Severance and other restructuring costs

     On July 24, 2002, the Company substantially completed a reduction in workforce, which eliminated 109 positions out of its total workforce of 523 or approximately 20% of the total workforce. In addition, the Company closed its existing office in Austin, Texas, which it acquired as part of its acquisition of DTM, as well as its sales office in Farmington Hills, Michigan. This was the second reduction in workforce completed in 2002. On April 9, 2002, the Company eliminated approximately 10% of its total workforce. All costs incurred in connection with these restructuring activities are included as severance and other restructuring costs in the accompanying consolidated statement of operations.

     A summary of the severance and other restructuring costs consist of the following (in thousands, except number of employees):

                                                        Second        Third
                                                       Quarter       Quarter
                                                      Provision     Provision                 Remaining
                                                      April 2002    July 2002     Utilized    Balance
                                                      -----------   ----------    ---------   ----------
           Severance costs (one-time benefits)        $    1,616    $   1,906  $     3,277    $     245
           Contract termination costs                        ---          638           86          552
           Other associated costs                            ---          194          128           66
                                                      -----------   ----------    ---------   ----------
           Total severance and other
           restructuring costs                        $    1,616    $   2,738  $     3,491    $     863
                                                      ===========   ==========    =========   ==========
           Positions eliminated                               63          109          172
                                                      ===========   ==========    =========

     These amounts are included in accrued liabilities and are expected to be paid by October 2003. There have been no adjustments to the liability except for payments of amounts due under the restructuring plan.

(14) Borrowings

     The total outstanding borrowings as of December 31, 2002 and 2001 are as follows:

                                                                          2002           2001
                                                                   -------------  --------------
                                                                          (IN THOUSANDS)
            Line of credit                                         $      2,450      $    6,151
                                                                   =============  ==============
            Long-term debt current portion:
              Industrial development bond                          $        150      $      135
              Term loan                                                  10,350           3,000
                                                                   -------------  --------------
            Total long-term debt current portion                   $     10,500      $    3,135
                                                                   =============  ==============
            Long-term debt, less current portion:
              Industrial development bond                          $      4,090      $    4,240
              Term loan                                                     ---          12,000
                                                                   -------------  --------------
            Total long-term debt, less current portion             $      4,090      $   16,240
                                                                   =============  ==============
            Subordinated debt                                      $     10,000      $    9,400
                                                                   =============  ==============

     Annual maturities of debt as of December 31, are as follows:

                                               (in thousands)
                                             ----------------
           2003                              $        12,950
           2004                                          165
           2005                                          180
           2006                                       10,200
           2007                                          220
           Later years                                 3,325
                                             ----------------
           Total                                      27,040
           Less current portion                       12,950
                                             ----------------
               Long-term debt                $        14,090
                                             ================

     Debt

     On August 20, 1996, the Company completed a $4.9 million variable rate industrial development bond financing of our Colorado facility. Interest on the bonds is payable monthly (the interest rate at December 31, 2002 was 1.31%). Principal payments are payable in semi-annual installments through August 2016. The bonds are collateralized by an irrevocable letter of credit issued by Wells Fargo Bank, N.A. that is further collateralized by a standby letter of credit issued by U.S. Bank in the amount of $1.2 million. At December 31, 2002, a total of $4.2 million was outstanding under the bond. The terms of the letter of credit require the Company to maintain specific levels of minimum tangible net worth and fixed charge coverage ratios. The Company was not in compliance with such covenants at December 31, 2002.

     On March 27, 2003, Wells Fargo sent a letter to the Company stating that it was in default under two covenants of the reimbursement agreement relating to this letter of credit relating to minimum tangible net worth and fixed charge coverage ratios, and provided the Company until April 26, 2003, to cure such default.

     On May 2, 2003, the Bank drew down a letter of credit in the amount $1.2 million which was held as partial security for certain bonds and placed the cash in a restricted account. The Company obtained a waiver for the default from the Bank, provided that the Company meets certain terms and conditions. The Company must remain in compliance with all other provisions of the reimbursement agreement for this letter of credit. On or before September 30, 2003, the Company must also provide the Bank with evidence of a proposal from another bank to replace this letter of credit, or should a replacement letter of credit not be obtained on or before December 31, 2003, the Company has agreed to retire $1.2 million of the bonds using the restricted cash. Wells Fargo has accepted the proposal letter from Congress Financial as satisfying the requirement in the waiver agreement.

     On August 17, 2001, the Company entered into a loan agreement with U.S. Bank totaling $41.5 million, in order to finance the acquisition of DTM. The financing arrangement consisted of a $26.5 million three-year revolving credit facility and $15 million 66-month commercial term loan. At December 31, 2002, a total of $2.4 million was outstanding under the revolving credit facility and $10.4 million was outstanding under the term loan. The interest rate at December 31, 2002, for the revolving credit facility and term loan was 7.5% and 6.42%, respectively. The interest rate is computed as either: (1) the prime rate plus a margin ranging from 0.25% to 4.0%, or
     (2) the 90-day adjusted LIBOR plus a margin ranging from 2.0% to 5.75%. Pursuant to the terms of the agreement, U.S. Bank has received a first priority security interest in our accounts receivable, inventories, equipment and general intangible assets. The Company paid $1.2 million of loan origination fees and costs to U.S. Bank during 2001 in connection with this loan.

     On May 1, 2003 the Company entered into "Waiver Agreement Number Two" with U.S. Bank whereby U.S. Bank waived all financial covenant violations at December 31, 2002 and March 31, 2003. The events of default caused by the Company's failure to timely submit audited financial statements and failure to make the March 31, 2003 principal payment of $5.0 million were also waived. The agreement requires the Company to obtain additional equity investments of at least $9.6 million; to pay off the balance on the term loan of $9.6 million by May 5, 2003; to increase the applicable interest rate to Prime plus 5.25%; and to pay a $150,000 waiver fee and all related costs of drafting the agreement. U.S. Bank has also agreed to waive the Company's compliance with each financial covenant in the loan agreement through September 30, 2003. Provided the Company obtains a commitment letter from a qualified lending institution by September 30, 2003, to refinance all of the outstanding obligations with U.S. Bank, the waiver will be extended to the earlier of December 31, 2003, or the expiration date of the commitment letter. The Company has complied with all aspects of Waiver Agreement Number Two including the receipt of equity investments of $9.6 million and the $9.6 million principal repayment of the term loan.

     Subordinated Debt

     In the fourth quarter of 2001, the Company initiated the sale of a subordinated convertible debenture. As of December 31, 2001, the Company received $9.4 million in proceeds from the sale. The Company received additional proceeds of $600,000 in January 2002, for a total of $10.0 million. The convertible debentures can be converted into 833,333 shares of the Company's common stock immediately at the option of the holder, or at the Company's discretion any time after December 31, 2003, and prior to maturity at December 31, 2006. The debenture bears interest at the rate of 7%, payable quarterly.

     The Company estimates the fair market value (FMV) of the subordinated debt based on prevailing interest rates, the number of days outstanding and the volatility of the Company's stock price. At December 31, 2003, the estimated FMV of the debt is $8.6 million.

(15) Stockholders' Equity and Stockholders' Rights Plan

     In September 2001, the Company sold 617,000 shares of its $.001 par value common stock to outside investors for $8,021,000. In May 2002, the Company sold 1,125,000 shares (125,000 shares were repurchased from Vantico and subsequently resold in this private placement) of its $.001 par value common stock to outside investors for aggregate net proceeds of $12.5 million.

     On May 23, 1996, the Company's stockholders approved the 1996 Stock Incentive Plan (the "1996 Plan") and the 1996 Stock Option Plan for Non-Employee Directors (the "Director Plan"). The maximum number of shares of common stock that may be issued pursuant to options granted under the 1996 Plan and the Director Plan is 3.6 million and 300,000, respectively. Both the 1996 Plan and the Director Plan expire on March 21, 2006, and no further options will be granted after that date. The 1996 Plan also provides for "reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise. To date the "reload option" provision has not been utilized. The Company also had a 1989 Employee and Director Incentive Plan (the "1989 Plan") in which options for substantially all common shares authorized under these plans had been previously issued. On February 28, 2001, the Board of Directors of the Company adopted the 2001 Stock Incentive Plan (the "2001 Plan"). Under the 2001 Plan, the committee and the Chief Executive Officer are authorized to grant non-qualified stock options to purchase shares of Common Stock of the Company. The number of options granted to an individual is based upon a number of factors, including his or her position, salary and performance, and the overall performance and stock price of the Company. Officers of the Company, including members of the Board of Directors who are officers, are not eligible for stock option grants under the 2001 Plan. Subject to adjustment for stock splits, stock dividends and other similar events, the total number of shares of Common Stock reserved for issuance under the 2001 Plan is 500,000 shares. The option exercise price per share under all plans is equal to the fair market value on the date of grant. The vesting and exercise periods for all plans, except the Director Plan, are determined at the discretion of the Compensation Committee of the Board of Directors. The majority of options issued under the 2001 Plan, the 1996 Plan and the 1989 Plan vest 25% annually, commencing one year from the date of grant and expiring between six and ten years from the date of grant. Under the Director Plan, each non-employee director ("outside director") of the Company will automatically be granted annual non-statutory stock options to purchase 7,500 shares of common stock. Each option issued under the Director Plan vests in equal annual installments over a three-year period beginning on the first anniversary of the grant, and expires ten years from the date of grant.

     A summary of the status of the Company's stock options is summarized below:

                                                         2002                2001                 2000
                                               ------------------- -------------------- -------------------
                                                         WEIGHTED            WEIGHTED             WEIGHTED
                                                         AVERAGE              AVERAGE             AVERAGE
                                                         EXERCISE            EXERCISE             EXERCISE
                                                SHARES    PRICE     SHARES    PRICE      SHARES    PRICE
                                               -------- ---------- --------- ---------- --------- ---------
                                                                  (SHARES IN THOUSANDS)
             Outstanding at beginning of year     3,153  $  11.43      2,160 $    9.68     2,400  $   7.33
               Granted                              744      8.84      1,344     13.28       701     14.20
               Exercised                           (117)     7.28       (294)     7.56      (779)     6.23
               Lapsed or canceled                (1,162)    10.84        (57)     8.63      (162)     8.78
                                               --------- --------- ---------- --------- --------- ---------
             Outstanding at year end              2,618     11.25      3,153     11.43     2,160      9.68
                                               ========= ========= ========== ========= ========= ==========
             Options exercisable at year end      1,585                1,019                 719
             Options available for future
               grants                             1,192                  793                 266
             Weighted average fair value of
             options granted during the year:  $   4.78            $    3.66            $   2.80


     The following table summarizes information about stock options outstanding at December 31, 2002:

            RANGE:                          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                 ------------------------------------------ --------------------------
                                                  WEIGHTED
                                                  AVERAGE       WEIGHTED                     WEIGHTED
                                                 REMAINING      AVERAGE                      AVERAGE
                                    NUMBER      CONTRACTUAL     EXERCISE      NUMBER         EXERCISE
                                  OUTSTANDING   LIFE (YEARS)     PRICE      OUTSTANDING       PRICE
                                 -------------- ------------- ------------- ------------- ------------
                                                         (SHARES IN THOUSANDS)
       $3.00 to $4.99                  75          6.71            4.88            75            4.88
       $5.00 to $9.99                 959          5.94            6.39           826            6.31
       $10.00 to $14.99               719          8.08           11.69           280           10.68
       $15.00 to $19.99               815          6.00           16.36           354           16.80
       $20.00 to $24.50                50          3.12           24.20            50           24.20
                                 --------------               ------------- ------------  ------------
                                     2,618                                     1,585
                                 ==============                             ============

     (a)  As of December 31, 2002, options for 389,400, 670,635 and 132,075 shares of common stock were available for future grants under the 2001, 1996 and the 1996 Director Plans, respectively (1,192,110 shares in the aggregate). The 1996 Plan and 1989 Plan also provide for the issuance of Stock Appreciation Rights ("SARs") and Limited Stock Appreciation Rights ("LSARs"). As of December 31, 2002, no SARs or LSARs have been issued.

     (b) In December 1995, the Company's Board of Directors adopted a Shareholders Rights Plan (the "Plan"). Under the provisions of the Plan, the Company distributed to its stockholders, rights entitling the holders to purchase one-hundredth of a share of Series A preferred stock for each share of common stock then held at an exercise price of $75. Upon the occurrence of certain "triggering events," each right entitles its holder to purchase, at the rights' then-current exercise price, a number of shares of common stock of the Company having a market value equal to twice the exercise price. A triggering event occurs ten days following the date a person or group (other than an "Exempt Person"), without the consent of the Company's Board of Directors, acquires 15% or more of the Company's common stock or upon the announcement of a tender offer or an exchange offer, the consummation of which would result in the ownership by a person or group of 15.1% or more of the Company's common stock. The rights will expire on December 3, 2005.

     (c) On May 6, 1997, the Company announced that its Board of Directors had authorized the Company to buy up to 1.5 million of its shares of common stock in the open market and through private transactions. During 1997 and 1998 the Company purchased 25,000 and 200,000 of its own shares of common stock for approximately $165,000 and $1.4 million, respectively. In the fourth quarter of 2002, these shares were retired. Currently, it is not anticipated that the Company will acquire any additional shares under this program.

     (d) In the second quarter of 1998, the Company established the 1998 Employee Stock Purchase Plan ("ESPP") to provide eligible employees the opportunity to acquire limited quantities of the Company's common stock. The exercise price of each option will be the lesser of (i) 85% of the fair market value of the shares on the date the option is granted or (ii) 85% of the fair market value of the shares on the last day of the period during which the option is outstanding. An aggregate of 600,000 shares of common stock has been reserved for issuance under the plan.

          Shares purchased under the Company's ESPP were 26,163, 23,090 and 19,895, at weighted average prices of $7.73, $10.50 and $9.57 in 2002, 2001 and 2000, respectively. The weighted average fair values of ESPP shares issued in 2002, 2001 and 2000, were $2.65, $2.76 and $4.51, respectively.

     (e) The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its plan stock options. These interpretations include FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", issued in March 2000. Under this method, compensation expense is generally recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which was released in December 2002 as an amendment to SFAS No. 123. These statements establish accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123 and SFAS No. 148, the Company has elected to continue to apply the intrinsic value-based method of accounting described above.

          The Company accounts for option grants to non-employees using the guidance of SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force ("EITF") No. 96-18, whereby the fair value of such options is determined using the Black-Scholes option pricing model at the earlier of the date at which the non-employee's performance is complete or a performance commitment is reached.

          SFAS No. 123 requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. The fair value of options granted in 2002, 2001 and 2000 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:


                                                2002         2001         2000
                                              -------      -------      --------
             Expected life (in years)            2.7          2.9         3.8

             Risk-free interest rate            1.97%        4.80%        5.00%

             Volatility                         0.83         0.63         0.70

             Dividend yield                     0.00%        0.00%        0.00%

     (16) Computation of (Loss) Earnings Per Share

     The following is a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations for the years ended December 31, 2002, 2001 and 2000:


                                                                        2002       2001       2000
                                                                     ---------- ---------- ----------
                                                                             (IN THOUSANDS)
               Numerator:
               Net (loss) income-- numerator for basic and diluted
                 net (loss) income per share                         $ (14,866) $  (2,357) $   7,870
               Denominator:
               Denominator for basic net (loss) income per
                 share-weighted
                 average shares                                         12,837     12,579     11,851
               Effect of dilutive securities:
               Stock options, warrants and convertible debt                ---        ---      1,038
                                                                     ---------- ---------- ----------
               Denominator for diluted net (loss) income per
                 share-weighted
                 average shares                                         12,837     12,579     12,889
                                                                     ========== ========== ==========

     Potential common shares related to convertible debt, stock options and stock warrants were excluded from the calculation of diluted EPS because their effects were antidilutive. The weighted average for common shares excluded from the computation were approximately 3,641,000, 2,791,000 and 459,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

(17) Related Party Transactions

     (a) At December 31, 2002, the Company has remaining notes receivable totaling $59,000 from certain executive officers and employees of the Company pursuant to the 1996 Stock Incentive Plan and for purchases of stock related to stock options. The original amount of the loans was $670,000, of which $40,000 was forgiven in 2000, $120,000 was canceled (and shares returned and canceled) in 1999, and $185,000, $86,000 and $120,000 and $60,000 were repaid in 2002, 2001, 2000 and 1998, respectively. The loans were used to purchase shares of the Company's common stock at the fair market value on the date of purchase. These notes bear interest at a rate of 6% per annum and mature in the years 2003 and 2004. The notes receivable are shown on the balance sheet as a reduction of stockholders' equity.

     (b) For 2001, in connection with his services as an employee of the Company, the Company's Board granted to Mr. Gary J. Sbona, the Chairman and Chief Executive Officer of Regent Pacific Corporation, options to purchase 350,000 shares of the Company's common stock, at an exercise price of $12.43 per share. The Company granted Mr. Sbona options to purchase 350,000 shares of the Company's common stock in 2000 and 1999 at an exercise price of $17.39 and $6.00 per share, respectively. The 350,000 shares granted in 2001 and 1999 both exceeded the fair market value of the Company's common stock at the date of grant. All shares will vest over a three-year period or sooner upon certain change in control transactions or upon the termination of Regent Pacific's management agreement. In 2000, 116,666 options were exercised at a per share price of $16.00.

     (c) On December 31, 2001, the Chairman of the Board of Directors and related parties contributed $1.0 million to the completion of the $10.0 million subordinate convertible debenture (see Note 14). The Chairman of the Board of Directors and related parties can convert the $1.0 million debenture into 83,333 shares of the Company's common stock at any time after December 31, 2003 and prior to maturity at December 31, 2006. The debenture bears interest at the rate of 7%, payable quarterly.

     (d) In June 2000, the Company entered into a distribution agreement for ThermoJet printers with 3D Solid Solutions ("3DSS"), a partnership in which Mr. Loewenbaum, the Chairman of the Board of Directors, is a partner. As of December 31, 2001, Solid Imaging Technologies, LLC, of which Mr. Loewenbaum is the sole member, was the general partner of 3DSS. In addition, Mr. Loewenbaum also had both direct and indirect limited partnership interest in 3DSS. As of December 31, 2001 3DSS owes $118,000 to the Company for the purchase of five printers plus materials and maintenance. In 2002, 3DSS paid the Company approximately $84,000 for the purchase of products and services, and does not owe the Company any money at December 31, 2002.

     (e) Brian Service has been retained as Chief Executive Officer. Mr. Service's services were previously provided under an arrangement with Regent Pacific Corporation. From September 10, 2002 (the date of the termination of the Regent Agreement), through October 15, 2002, Mr. Service was engaged on an interim consulting basis for which he was paid $79,999. Effective October 15, 2002, Mr. Service was employed by the Company pursuant to an employment agreement under which he has agreed to serve as Chief Executive Officer until at least December 2003. Mr. Service is being paid $17,809 on a bi-weekly basis under this agreement, and has been awarded fully vested options, with a term of five years, to purchase 350,000 shares of our common stock at a price of $5.78.

     (f) On November 18, 2002, the Company entered into a consulting agreement with Brian K. Service, Inc. ("BKSI"), a corporation in which the Company's Chief Executive Officer is a stockholder, officer and director. Pursuant to this agreement, the Company would pay to BKSI an amount of up to $295,000 for an 11-month period for the provision of the services of qualified consultants to the Company. The Company paid $51,000 pursuant to this agreement through December 31, 2002. This agreement was approved by the Oversight Committee of the Company's Board of Directors (subsequently subsumed into the newly created Corporate Governance Committee), which is responsible for approving all transactions between the Company and its officers and directors.

     (g) From October 1999 until November 2002, G. Walter Loewenbaum II was an employee of the Company, with a salary of $180,000 per annum. He resigned from this employment in November 2002. At the regularly scheduled Board meeting on November 18, 2002, the Board voted unanimously to grant to Mr. Loewenbaum compensation of $180,000 per annum for performing the duties of Chairman of the Board of the Company.

(18) Income Taxes

     The components of the Company's pretax income (loss) are as follows:

                                      2002          2001            2000
                                ------------- -------------- ---------------
                                              (IN THOUSANDS)
            Domestic            $     (7,439) $      (3,877) $       10,783
            Foreign                    1,482            528           1,396
                                ------------- -------------- ---------------
            Total               $     (5,957) $      (3,349) $       12,179
                                ============= ============== ===============

     The components of income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 are as follows:

            CURRENT:                         2002          2001           2000
                                         -------------  ------------   -----------
                                                      (IN THOUSANDS)
            U.S. Federal                 $        ---   $     1,189    $    1,833
            State                                 ---          (343)          443
            Foreign                             1,595           556            54
                                         -------------  ------------   -----------
            Total                        $      1,595   $    1,402     $    2,330
                                         =============  ============   -----------

            DEFERRED:

            U.S. Federal                 $      5,652   $    (2,669)   $    1,478
            State                               1,662           275           (21)
            Foreign                               ---           ---           522
                                         -------------  ------------   -----------
            Total                               7,314        (2,394)        1,979
                                         -------------  ------------   -----------
            Total income tax expense
            (benefit)                    $      8,909   $      (992)   $    4,309
                                         =============  ============   ===========


     The overall effective tax rate differs from the statutory federal tax rate for the years ended December 31, 2002, 2001 and 2000 as follows:


                                                                      % OF PRETAX (LOSS) INCOME
                                                             --------------------------------------------
                                                                   2002          2001            2000
                                                             --------------  --------------  -------------
           Tax (benefit) provision based on the federal             (35.0)%        (34.0)%          34.0%
           statutory rate
           State taxes, net of federal benefit                        18.2          (1.4)            2.3
           Increase in excess of book over tax basis in
                foreign subsidiaries                                 (36.9)          ---             ---
           Deemed dividend related to foreign operations              11.6           ---             ---
           Utilization of net operating losses                         ---           ---            (0.4)
                                                                                     ---             ---
           Research tax credits                                       (8.3)         (8.4)           (1.7)
           Foreign taxes                                              18.1          11.2             0.8
           Change in valuation allowance                                             ---            (1.0)
                                                                     181.6
           Foreign sales corporation benefit                           ---           ---            (0.4)
           Other                                                       0.4           3.0             1.8
                                                             --------------  --------------  -------------
                                                                     149.7%        (29.6)%          35.4%
                                                             ============================  ==============

     The components of the Company's net deferred tax assets at December 31 are as follows:

                                                                         2002         2001
                                                                      ------------ ------------
                                                                             (IN THOUSANDS)
            Deferred tax assets:
            Tax credits                                                $    6,138   $    4,636
            Net operating loss carry-forwards                              14,212       10,145
            Reserves and allowances                                         1,793        1,044
            Accrued liabilities                                             1,917        2,518
            Property and equipment (excess tax basis over book basis)         345          712
            Deferred revenue                                                  488          ---
            Other                                                              15           59
                                                                     ------------ ------------
            Total deferred tax assets                                      24,908       19,114
            Valuation allowance                                           (18,696)      (5,835)
                                                                      ------------ ------------
            Net deferred tax assets                                     $   6,212    $  13,279
                                                                      ============ ============
            Deferred tax liabilities:
            Intangibles                                                 $   3,931    $   4,210
            Deferred lease revenue                                            803        1,026
            Capitalized software development costs                            168          190
            Patents and licenses                                              414          ---
            State taxes                                                       896           42
                                                                      ------------ ------------
            Total deferred tax liabilities                                  6,212        5,468
                                                                      ------------ ------------
            Net deferred tax assets                                   $       ---    $   7,811
                                                                      ============ ============

     As of December 31, 2002, the Company has net operating loss carry-forwards for U.S. federal and foreign income tax purposes of approximately $31.1 million and $6.1 million, respectively. Approximately $6.5 million of the federal net operating losses as of December 31, 2002 were acquired as part of the DTM acquisition in 2001 and are subject to loss limitations pursuant to IRC Section 382. The federal net operating losses will begin to expire in 2011. Ultimate utilization of these loss carry-forwards depends on future taxable earnings of the Company.

     During 2002, $6.3 million was excluded from taxable income as a result of making increased investments in certain foreign subsidiaries. The technical requirements to defer such income are not well developed and as a consequence there is some risk that on audit some or all of such amount might be required to be recognized as taxable income which would reduce the amount of net operating loss carry-forwards.

     As of December 31, 2002, the Company has research and development tax credit carry-forwards for U.S. federal and state income tax purposes of $3.6 million and $1.9 million, respectively. The federal credits will begin to expire in 2003; the state credits will not expire.

     The Company has alternative minimum tax credit carry-forwards of $475,000 for U.S. federal income tax purposes, which do not expire.

     The Company has not provided for any taxes on the unremitted earnings of its foreign subsidiaries, as the Company intends to permanently reinvest all such earnings offshore.

(19) Segment Information

     The Company develops, manufactures and markets worldwide solid imaging systems designed to reduce the time it takes to produce three-dimensional objects. Segments are reported by geographic sales regions. The Company's reportable segments include the Company's administrative, sales, service, manufacturing and customer support operations in the United States and sales and service offices in the European Community (France, Germany, the United Kingdom, Italy and Switzerland) and in Asia (Japan, Hong Kong and Singapore).

     The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 3 of the Notes to Consolidated Financial Statements.

     Summarized financial information concerning the Company's reportable segments is shown in the following tables:

                                                2002             2001            2000
                                           ------------    -------------    ------------
                                                          (IN THOUSANDS)
           Net Sales:
                   USA                     $     69,385    $      81,873    $     81,050
                   Europe                        62,083           51,826          44,203
                   Asia                          14,085           13,378          12,358
                                           ------------    -------------    ------------
                   Subtotal                     145,553          147,077         137,611
           Intersegment elimination             (29,592)         (28,337)        (28,325)
                                           ------------    -------------    ------------
           Total                           $    115,961    $     118,740    $    109,286
                                           ============    =============    ============

                                                2002            2001             2000
                                          -------------    -------------    ------------
                                                          (IN THOUSANDS)
           Intersegment sales:
                   USA                     $     12,047    $      20,841    $     22,284
                   Europe                        17,545            7,496           6,041
                   Asia                            ---              ---              ---
                                          -------------    -------------    ------------
           Total                           $     29,592    $      28,337    $     28,325
                                          =============    =============    ============

     All intersegment sales are recorded at amounts consistent with prices charged to distributors, which are above cost.

                                                2002             2001            2000
                                          -------------    -------------    ------------
                                                            (IN THOUSANDS)
         (Loss) income from operations:
                   USA                    $     (29,662)   $      (9,263)   $     6,413
                   Europe                         3,144              664            703
                   Asia                           5,555            6,405          5,015
                                          -------------     -------------   ------------
                   Subtotal                     (20,963)         (2,194)         12,131
           Intersegment elimination                (467)           (122)            (67)
                                          -------------    -------------    ------------
           Total                          $     (21,430)   $     (2,316)    $    12,064
                                          =============    =============    ============




                                              2002              2001               2000
                                          -------------     -------------      --------------
                                                            (IN THOUSANDS)
           Depreciation and amortization:
                   USA                    $      7,040      $      5,986       $       5,340
                   Europe                        2,769             1,718                 905
                   Asia                             93               ---                 ---
                                          -------------     -------------      --------------
           Total                          $      9,902      $      7,704       $       6,245
                                          =============     =============      ==============

                                              2002              2001
                                          -------------     -------------
                                                    (IN THOUSANDS)
           Assets:
                   USA                    $     273,492    $     313,785
                   Europe                        59,067           54,818
                   Asia                          13,825            7,062
                                          -------------     -------------
                   Subtotal                     346,384          375,665
                                          -------------     -------------
           Intersegment elimination            (214,151)         (210,723)
                                          -------------     -------------
           Total                          $     132,233    $     164,942
                                          =============     =============


                                              2002             2001             2000
                                          -------------    -------------    -------------
                                                     (IN THOUSANDS)

           Capital expenditures:
                   USA                    $      1,519     $      1,783     $      2,858
                   Europe                        1,302            1,534            2,035
                   Asia                            389              ---              ---
                                          -------------    -------------    -------------
           Total                          $      3,210     $      3,317     $      4,893
                                          =============    =============    =============



                                               2002            2001
                                          -------------    -------------
                                                   (IN THOUSANDS)
           Long-lived assets:
                   USA                    $     49,351          $54,659
                   Europe                       28,716           25,379
                   Asia                          7,341            7,062
                                          -------------    -------------
           Total                          $     85,408          $87,100
                                          =============    =============


(20) Commitments and Contingencies

     (a) The Company leases its facilities under non-cancelable operating leases. The leases are generally on a net-rent basis, whereby the Company pays taxes, maintenance and insurance. Leases that expire are expected to be renewed or replaced by leases on other properties. Rental expense for the years ended December 31, 2002, 2001 and 2000, aggregated $2.8 million, $2.0 million and $1.9 million, respectively.

          Minimum annual rental commitments under the leases at December 31, 2002 are as follows:

                           YEAR ENDING DECEMBER 31:
               -------------------------------------------------
                                (IN THOUSANDS)
               2003                                   $   2,949
               2004                                       2,599
               2005                                       1,723
               2006                                       1,518
               2007                                         738
               Later years                                   --
                                                   -------------
                                                      $   9,527
                                                   =============

     (b) United States v. 3D Systems Corporation and DTM Corporation. The U.S. Department of Justice, or DOJ, filed a complaint on June 6, 2001 challenging the Company's acquisition of DTM. Under a settlement agreement with the DOJ related to the merger with DTM, the Company must license its patents for use in either the manufacture and sale of SL or LS products, but not both, in North America. The Company refers to this settlement agreement as the Final Judgment. On July 9, 2002, the DOJ approved Sony Corporation as the selected licensee for the field of stereolithography.

     (c) Vantico International S.A. and Vantico, Inc. v. 3D Systems, Inc. In August 2001, the Company gave a six-month notice of termination of our Resin Development Agreement with Vantico. In August 2001, Vantico filed a claim with the International Chamber of Commerce International Court of Arbitration requesting a declaration of the parties' rights under the Agreement. On September 4, 2001, the Company filed a counterclaim requesting that Vantico be enjoined from impermissibly using the Company's confidential information, shared with Vantico during the 13-year duration of the Resin Development Agreement. On March 19, 2002, the Company settled its dispute under an agreement that required Vantico to pay the Company either $22 million in cash, or through transfer of 1.55 million shares of the Company's stock (see
          Note 21).

     (d) 3D Systems, Inc. v. Aaroflex, et al. On January 13, 1997, the Company filed a complaint in U.S. District Court, Central District of California, against Aarotech Laboratories, Inc., Aaroflex, Inc. and Albert C. Young. Aaroflex is the parent corporation of Aarotech. Young is the Chairman of the Board and Chief Executive Officer of both Aarotech and Aaroflex. The original complaint alleged that stereolithography equipment manufactured by Aaroflex infringes six of our patents. In August 2000, two additional patents were added to the complaint. The Company seeks damages and injunctive relief from the defendants, who have threatened to sue the Company for trade libel. To date, the defendants have not filed such a suit.

          Following decisions by the District Court and the Federal Circuit Court of Appeals on jurisdictional issues, Aarotech and Mr. Young were dismissed from the suit, and an action against Aaroflex is proceeding in the District Court. Motions for summary judgment by Aaroflex on multiple counts contained in the Company's complaint and on Aaroflex's counterclaims have been dismissed and fact discovery in the case has been completed. The Company's motions for summary judgment for patent infringement and validity and Aaroflex's motion for patent invalidity were heard on May 10, 2001. In February 2002, the court denied Aaroflex's invalidity motions. On April 24, 2002, the court denied the Company's motions for summary judgment on infringement, reserving the right to revisit on its own initiative the decisions following the determination of claim construction. The court also granted in part the Company's motion on validity. The case is scheduled for trial commencing August 5, 2003, and the trial is scheduled to last three weeks.

     (e) DTM vs. EOS, et al. The plastic sintering patent infringement actions against EOS began in France, Germany, and Italy in 1996. Legal actions in France, Germany, and Italy are proceeding. EOS had challenged the validity of two patents related to thermal control of the powder bed in the European Patent Office, or EPO. Both of those patents survived the opposition proceedings after the original claims were modified. One patent was successfully challenged in an appeal proceeding and in January 2002, the claims were invalidated. The other patent successfully withstood the appeal process and the infringement hearings were re-started. In October 2001, a German district court ruled the patent was not infringed, and this decision is being appealed. In November 2001, the Company received a decision of a French court that the French patent was valid and infringed by the EOS product sold at the time of the filing of the action and an injunction was granted against future sales of the product. In June 2002 EOS filed an appeal for the French decision. That action is pending. In February 2002, the Company received a decision from an Italian court that the invalidation trial initiated by EOS was unsuccessful and the Italian patent was held valid. The infringement action in a separate Italian court has now recommenced and a decision is expected based on the evidence that has been submitted.

          In 1997, DTM initiated an action against Hitachi Zosen Joho Systems, the EOS distributor in Japan. In May 1998, EOS initiated two invalidation trials in the Japanese Patent Office attempting to have DTM's patent invalidated on two separate bases. The Japanese Patent Office ruled in DTM's favor in both trials in July 1998, effectively ruling that DTM's patent was valid. In September 1999, the Tokyo District Court then ruled in DTM's favor and granted a preliminary injunction prohibiting further importation and selling of the infringing plastic sintering EOS machine. In connection with this preliminary injunction, DTM was required to place 20 million yen, which is approximately $200,000, on deposit with the court towards potential damages that Hitachi might claim should the injunction be reversed. Based on the Tokyo District Court's ruling, EOS then filed an appeal in the Tokyo High Court to have the rulings of the Japanese Patent Office revoked. On March 6, 2001, the Tokyo High Court ruled in EOS' favor that the rulings of the

          Japanese Patent Office were in error. As a result, the Tokyo High Court found that Hitachi Zosen was not infringing DTM's patent. These rulings were unsuccessfully appealed by DTM to the Tokyo Supreme Court. We amended the claims and the patent was reinstated in a corrective action in 2002 and no further claims are pending pertaining to the patent in this matter.

     (f) EOS vs. DTM and 3D Systems, Inc. In December 2000, EOS filed a patent infringement suit against DTM in U.S. District Court, Central District of California. EOS alleges that DTM has infringed and continues to infringe certain U.S. patents that the Company licenses to EOS. EOS has estimated its damages to be approximately $27.0 million for the period from the fourth quarter of 1997 through 2002. In April 2001, consistent with an order issued by the federal court in this matter, the Company was added as a plaintiff to the lawsuit. On October 17, 2001, the Company was substituted as a defendant in this action because DTM's corporate existence terminated when it merged into the Company's subsidiary, 3D Systems, Inc. in August 2001. In February 2002, the court granted summary adjudication on the Company's motion that any potential liability for patent infringement terminated with the merger of DTM into 3D Systems, Inc. Concurrently, the court denied EOS' motion for a fourth amended complaint to add counts related to EOS' claim that 3D Systems, Inc. is not permitted to compete in the field of laser sintering under the terms of the 1997 Patent License Agreement between 3D Systems, Inc. and EOS. 3D Systems, Inc. filed counterclaims against EOS for the sale of polyamide powders in the United States based on two of the patents acquired in the DTM acquisition. A motion by 3D Systems, Inc. for a preliminary injunction was denied by the court on May 14, 2002.

     (g) 3D Systems, Inc. vs. AMES. In April 2002, the Company filed suit for patent infringement against Advanced Manufacturing Engineering Systems of Nevada, Iowa, in the U.S. District Court, Western District of Texas, for patent infringement related to AMES' purchase and use of EOS powders in the Company's SLS system. On June 24, 2002, upon motion by the defendants, this matter was stayed pending trial of the EOS vs. DTM and 3D Systems, Inc. matter described immediately above.

     (h) EOS GmbH Electro Optical Systems vs. 3D Systems, Inc. On January 21, 2003, the Company was served with a complaint that had been filed in May 2002 in Regional Court, Commerce Division, Frankfurt, Germany, seeking 1,000,000 Euros for the alleged breach of a non-competition agreement entered into in 1997. The Company answered the complaint on April 25, 2003.

     (i) Hitachi Zosen vs. 3D Systems, Inc. On November 25, 2002, 3D Systems was served with a complaint through the Japanese Consulate General from EOS' Japanese distributor, Hitachi Zosen, seeking damages in the amount of 535,293,436 yen (approximately $4.5 million), alleging lost sales during the period in which DTM Corporation had an injunction in Japan prohibiting the sale of EOS EOSint P350 laser sintering systems. We filed an answer on March 11, 2003.

     (j) Board of Regents, The University of Texas System and 3D Systems, Inc. vs. EOS GmbH Electro Optical Systems. On February 25, 2003, 3D Systems, Inc. along with the Board of Regents of the University of Texas, filed suit against EOS GmbH Electro Optical Systems ("EOS") in the U.S. District Court, Western District of Texas, seeking damages and injunctive relief arising from violation of U.S. Patents Nos. 5,597,589 and 5,639,070, which are patents relating to laser sintering which have been licensed by the University of Texas to 3D. On March 25, 2003, EOS filed its answer to this complaint, along with counterclaims including breach of contract and antitrust.

     (k) Regent Pacific Management Corporation vs. 3D Systems Corporation. On June 11, 2003, Regent Pacific Management Corporation filed a complaint against us for breach of contract in the Superior Court of the State of California, County of San Francisco. Regent provided management services to us from September 1999 through September 2002. Regent alleges that we breached non-solicitation provisions in our contract with it by retaining the services of two Regent contractors following the termination of the contract. Regent seeks $780,000 in liquidated damages together with reasonable attorney's fees and costs. The Company currently is evaluating the complaint.

     (l) The Company is engaged in certain additional legal actions arising in the ordinary course of business. On the advice of legal counsel, the Company believes it has adequate legal defenses and that the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

          At this time these contingencies are not estimable and have not been recorded, however, management believes the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

(21) Gain on Arbitration Settlement

     On March 19, 2002 the Company reached a settlement agreement with Vantico relating to the termination of the Distribution and Research and Development agreements which required Vantico to pay 3D Systems, Inc. $22 million. Under the terms of the settlement, Vantico could satisfy its obligation through payment in cash or delivery of 1.55 million shares of the Company's common stock. On April 22, 2002, Vantico delivered 1.55 million shares of the Company's common stock to the Company. Of the $22 million settlement, the Company recorded other income of $18.5 million, reimbursement for legal and professional fees of $1.8 million, and $1.7 million as capital in excess of par relating to the value of Vantico's option to settle its obligation through the return of shares to 3D Systems, Inc.

(22) Selected Quarterly Financial Data (unaudited)

     Summarized quarterly financial data follows:


                                                                   QUARTER ENDED
                                      ------------------------------------------------------------------------
                                                 SEPTEMBER 27, 2002     JUNE 28, 2002       MARCH 29, 2002
                                                 ------------------- -------------------- --------------------
                                                                AS                     AS                       AS
                                       DEC. 31,             PREVIOUSLY             PREVIOUSLY              PREVIOUSLY
                                         2002   AS RESTATED  REPORTED  AS RESTATED  REPORTED  AS RESTATED    REPORTED
                                     ---------- -----------  --------- ----------- --------- ------------- -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

            Total sales               $  31,990  $  27,914  $ 28,389  $ 28,543    $ 28,782   $ 27,514      $ 27,195

            Gross profit                 13,590     11,910    12,147    10,799      10,874     10,320       10,137
            Total operating expenses     16,281     17,572    17,652    19,298      19,378     14,898       14,828
            (Loss) income from
              operations                 (2,691)    (5,662)   (5,508)   (8,499)     (8,504)    (4,578)      (4,691)
            Income tax expense
              (benefit)                  12,035     (4,079)   (4,345)   (3,539)     (3,210)     4,492        4,575
            Net (loss) income           (15,720)    (2,212)   (1,789)   (5,628)     (5,962)     8,694        8,498
            Basic income (loss) per
              share                       (1.24)     (0.17)    (0.14)    (0.44)      (0.46)      0.66         0.65
            Diluted (loss) income per
              share                       (1.24)     (0.17)    (0.14)    (0.44)      (0.46)      0.59         0.58




                                                                   QUARTER ENDED
                                ----------------------------------------------------------------------------------
                               DECEMBER 31, 2001  SEPTEMBER 28, 2001     JUNE 29, 2001       MARCH 30, 2001
                               -----------------  ------------------    ---------------      --------------
                                                                AS                    AS                   AS
                                  AS    PREVIOUSLY    AS    PREVIOUSLY            PREVIOUSLY    AS     PREVIOUSLY
                               RESTATED  REPORTED  RESTATED  REPORTED AS RESTATED  REPORTED  RESTATED   REPORTED
                               --------- --------- --------- -------- ----------- ---------- --------- -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

           Total sales          $ 36,320 $ 36,735  $31,407 $ 31,544   $24,948   $ 25,042    $26,065      $27,903
           Gross profit           15,449   15,741   13,448   13,519    10,766     10,911     11,838       13,204
           Total operating
             expenses             18,192   18,847   12,792   12,792    11,730     11,730      1,103       11,103
           (Loss) income from
             operations          (2,743)   (3,106)     656      727      (964)      (819)       735        2,101
           Income tax (benefit)
             expense             (1,596)  (1,523)      130      136      (126)      (202)       600          802
           Net (loss) income     (2,160)  (2,593)      166      231      (564)      (344)       201        1,365
           Basic (loss) income
             per share            (0.17)   (0.20)     0.01     0.02     (0.05)     (0.03)      0.02         0.11
           Diluted (loss)
             income per share     (0.17)   (0.20)     0.01     0.02     (0.05)     (0.03)      0.02         0.11

     The interim financial statements for the quarterly periods ended March 31, June 28 and September 27, 2002 have been restated from amounts previously reported in the Company's quarterly reports on Form 10-Q to correct for certain errors made in the revenue recognition process (see Note 24).

     The interim financial statements for the quarterly periods ended March 31, June 29, September 28 and December 31, 2001 have been restated from amounts previously reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 to correct for certain errors made in the revenue recognition process (see Note 24).

     Income tax expense for the fourth quarter of 2002 includes an increase in the valuation allowance of deferred tax assets in the amount of $12.9 million.

     In the first quarter of 2002, the Company recorded an $20.3 million gain associated with the Vantico arbitration.

     The Company incurred additional expenses related to the DTM acquisition, legal fees related to the Vantico arbitration and had debt write-offs in the fourth quarter of 2001.

     Per share amounts for each of the quarterly periods presented do not necessarily add up to the total presented for the year because each amount is independently calculated.

     The Company presents its quarterly results on a 13-week basis ending the last Friday of each quarter and reports its annual financial information through the calendar year ended December 31.

(23) Subsequent Events

     Preferred Stock

     On May 5, 2003, The Company sold 2,634,016 shares of our Series B Convertible Preferred Stock for aggregate consideration of $15.8 million. The preferred stock accrues dividends at 8% per share and is convertible at any time into approximately 2,634,016 shares of common stock. The stock is redeemable at the Company's option after the third anniversary date. Redemption is mandatory on the tenth anniversary date, at $6.00 per share plus accrued dividends.

     SEC Inquiry

     We received an inquiry from the SEC relating to our revenue recognition practices. The Audit Committee has completed its own inquiry into the matter and shared its findings with the SEC. To date, the Company has not been notified that the SEC has initiated a formal investigation.

     Nasdaq Inquiry

     On April 15, 2003, the Company received a Nasdaq Staff Determination letter notifying us that our common stock is subject to delisting from the Nasdaq National Market because we did not file this Annual Report on Form 10-K in a timely manner. On May 16, 2003, we engaged in a hearing before a Nasdaq Listing Qualifications Panel to appeal the Staff Determination. On June 12, 2003, Nasdaq determined to continue our listing under an exception to the continued listing requirements which requires us to file this Annual Report on Form 10-K by June 30, 2003 and our First Quarter Report on Form 10-Q by July 14, 2003.

     Legal Proceedings

     REGENT PACIFIC MANAGEMENT CORPORATION VS. 3D SYSTEMS CORPORATION

     On June 11, 2003, Regent Pacific Management Corporation filed a complaint against the Company for breach of contract in the Superior Court of the State of California, County of San Francisco. Regent provided management services to the Company from September 1999 through September 2002. Regent alleges that the Company breached non-solicitation provisions in the Company's contract with it by retaining the services of two Regent contractors following the termination of the contract. Regent seeks $780,000 in liquidated damages together with reasonable attorney's fees and costs. The Company currently is evaluating the complaint.

     In addition, on May 6, 2003, the Company received a subpoena from the U.S. Department of Justice to provide certain documents to a grand jury investigating antitrust and related issues within its industry. The Company has been advised that it currently is not a target of the grand jury investigation, and is complying with the subpoena.

(24) Restatement

     Subsequent to the issuance of its 2001 consolidated financial statements, the Company's management determined that certain sales transactions recorded in 2001 and 2000 did not meet all of the criteria required for revenue recognition under United States Generally Accepted Accounting Principles. The restated transactions affect the Company's previously recorded amounts for accounts receivable, inventory, deferred revenue, sales, cost of sales and others as noted below. The consolidated financial statements as of and for the years ended December 31, 2001 and 2000 have been restated to correct the accounting for these transactions. A summary of the significant effects of the restatement is as follows:

                                                                   AS                                AS
                                              AS RESTATED      PREVIOUSLY      AS RESTATED       PREVIOUSLY
                                               DECEMBER         REPORTED         DECEMBER         REPORTED
                                               31, 2001         DECEMBER         31, 2000         DECEMBER
                                                                31, 2001                          31, 2000
                                              ------------    -------------    -------------    -------------
           CONSOLIDATED BALANCE SHEETS                   (in thousands, except per share amounts)
              As of December 31:
              Accounts receivable           $       36,262  $        38,181
              Inventories                           18,546           17,822
              Current assets                        69,342           70,537
              Deferred income taxes                  6,750            6,618
              Total assets                         164,942          166,005
              Accrued liabilities                   15,608           15,681
              Deferred revenues                     13,997           13,697
              Current liabilities                   53,334           53,107
              Accumulated deficit                   (6,553 )         (5,263 )
              Stockholders' equity                  78,429           79,719

           CONSOLIDATED STATEMENTS OF
           OPERATIONS
              For the year ended December 31:
              Sales                                118,740          121,224     $    109,286     $    109,675
              Cost of sales                         67,239           67,849           56,698           56,813
              Selling, general and                  42,807           43,761           32,710           32,710
              administrative
              Research and development              11,010           10,710            7,814            7,814
              (Loss) income from                    (2,316 )         (1,096 )         12,064           12,338
              operations
              Provision for (benefit
                from) income tax                      (992 )           (788 )          4,309            4,309
              Net (loss) income                     (2,357 )         (1,341 )          7,870            8,144
              Basic net (loss) income                (0.19 )          (0.11 )           0.66             0.69
              per share
              Diluted net (loss) income              (0.19 )          (0.11 )           0.61             0.63
              per share


INDEPENDENT AUDITORS' REPORT



To the Stockholders and Board of Directors of 3D Systems Corporation
Valencia, California

We have audited the consolidated financial statements of 3D Systems Corporation and its subsidiaries (the "Company") as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated June 20, 2003, which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) a going concern uncertainty and (ii) a restatement of the Company's 2001 and 2000 financial statements. Our audits also included the consolidated financial statement schedule of the Company. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Deloitte & Touche LLP
----------------------------
Deloitte & Touche LLP

Los Angeles, California
June 20, 2003

SCHEDULE II

                             3D SYSTEMS CORPORATION
                        VALUATION AND QUALIFYING ACCOUNTS
                  Years ended December 31, 2002, 2001 and 2000

                                     BALANCE AT     ADDITIONS     ADDITIONS                   BALANCE AT
 YEAR                                BEGINNING OF     DUE TO      CHARGED TO                    END OF
 ENDED             ITEM                 YEAR       ACQUISITION     EXPENSE      DEDUCTIONS       YEAR
-------------------------------------------------  ------------  ------------   ------------  ------------
                                                               (IN THOUSANDS)
 2002   Allowance for doubtful
        accounts                    $      1,755   $       ---   $     2,942    $    (1,629)  $     3,068
                                    =============  ============  ============   ============  ============
 2001   Allowance for doubtful
        accounts                    $      1,599   $       793   $       290    $      (927)  $     1,755
                                    =============  ============  ============   ============  ============
 2000   Allowance for doubtful
        accounts                    $      2,912   $        --   $       300    $    (1,613)  $     1,599
                                    =============  ============  ============   ============  ============
 2002   Inventory obsolescence
        reserve                     $      1,618   $       ---   $       585    $      (327)  $     1,876
                                    =============  ============  ============   ============  ============
 2001   Inventory obsolescence
        reserve                     $        753   $     1,104   $       336    $      (575)  $     1,618
                                    =============  ============  ============   ============  ============
 2000   Inventory obsolescence
        reserve                     $      1,776   $       ---   $     1,026    $    (2,049)  $       753
                                    =============  ============  ============   ============  ============


                             3D SYSTEMS CORPORATION
                      Condensed Consolidated Balance Sheets
                    As of June 27, 2003 and December 31, 2002
                                 (in thousands)
                                   (unaudited)

                                                                        JUNE 27, 2003  DECEMBER 31, 2002
                                                                       --------------- -----------------
                                ASSETS
Current assets:
  Cash and cash equivalents, including restricted cash of $1,269 in
    2003                                                                $        8,985 $       2,279
  Accounts receivable, less allowances for doubtful accounts
    of $2,660 and $3,068                                                        18,054        27,420
  Current portion of lease receivables                                             322           322
  Inventories, net of reserves of $2,318 and $1,876                             12,897        12,564
  Prepaid expenses and other current assets                                      2,222         3,687
                                                                        --------------- -------------
          Total current assets                                                  42,480        46,272

Property and equipment, net                                                     13,493        15,339
Licenses and patent costs, net                                                  16,979        14,960
Lease receivables, less current portion and net of allowance
   of $510 and $414                                                                363           553
Acquired technology, net                                                         6,860         7,647
Goodwill                                                                        44,650        44,456
Other assets, net                                                                2,420         3,006
                                                                        --------------- -------------
                                                                        $      127,245 $     132,233
                                                                        =============== =============

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit                                                        $        8,550 $       2,450
  Accounts payable                                                               6,454        10,830
  Accrued liabilities                                                           14,577        15,529
  Current portion of long-term debt                                                155        10,500
  Customer deposits                                                                648           801
  Deferred revenues                                                             13,430        14,770
                                                                        --------------- -------------
          Total current liabilities                                             43,814        54,880

Other liabilities                                                                3,373         3,397
Long-term debt, less current portion                                             4,010         4,090
Subordinated debt                                                               10,000        10,000
                                                                        --------------- -------------
          Total liabilities                                                     61,197        72,367
                                                                        --------------- -------------

Redeemable preferred stock, 8% convertible, authorized 5,000 shares,
  issued and outstanding 2,634                                                  15,158           ---

 Stockholders' equity:
  Common stock, authorized 25,000 shares, issued and outstanding
    12,734 and issued and outstanding 12,725                                        13            13
  Capital in excess of par value                                                85,100        84,931
  Notes receivable from officers for purchase of stock                            (59)           (59)
  Preferred stock dividend                                                       (198)           ---
  Accumulated deficit                                                         (31,852)       (21,419)
  Accumulated other comprehensive loss                                         (2,114)        (3,600)
                                                                        --------------- -------------
  Total stockholders' equity                                                    50,890        59,866
                                                                        --------------- -------------
                                                                        $      127,245 $     132,233
                                                                        =============== =============


     See accompanying notes to condensed consolidated financial statements.

                             3D SYSTEMS CORPORATION
                 Condensed Consolidated Statements of Operations
            For the Six Months Ended June 27, 2003 and June 28, 2002
                    (in thousands, except per share amounts)
                                   (unaudited)


                                                                 SIX MONTHS ENDED
                                                       --------------------------------------

                                                                              JUNE 28, 2002
                                                                               AS RESTATED
                                                         JUNE 27, 2003        (SEE NOTE 14)
                                                       ------------------    ----------------
Sales:
  Products                                              $         32,746     $        38,371
  Services
                                                                  17,141              17,686
                                                       ------------------    ----------------
    Total sales                                                   49,887              56,057
                                                       ------------------    ----------------
Cost of sales:
  Products                                                        18,044              21,741
  Services                                                        13,569              13,197
                                                       ------------------    ----------------
    Total cost of sales                                           31,613              34,938
                                                       ------------------    ----------------
Gross profit
                                                                  18,274              21,119
                                                       ------------------    ----------------
Operating expenses:
  Selling, general and administrative                             20,375              23,944
  Research and development
  Severance and other restructuring costs                          5,163               8,635
                                                                     251               1,617
                                                       ------------------    ----------------
    Total operating expenses                                      25,789              34,196
                                                       ------------------    ----------------
Loss from operations                                              (7,515)            (13,077)
Interest and other expense, net                                    1,887               1,368
Gain on arbitration settlement                                      ---               18,464
                                                       ------------------    ----------------
(Loss) income before provision for income taxes                   (9,402)              4,019
Provision for (benefit from) income taxes                          1,031                 953
                                                       ------------------    ----------------
Net (loss) income                                               (10,433)               3,066
                                                       ------------------    ----------------
Preferred stock dividend                                            198                 ---
                                                       ------------------    ----------------
Net (loss) income available to common shareholders      $       (10,631)       $      3,066
                                                       ==================    ================
Shares used to calculate basic net (loss) income
  available to common shareholders per share                     12,730               12,986
                                                       ==================    ================
Basic net (loss) income available to common
  shareholders per share                                $         (0.84)       $        0.24
                                                        ==================    ================

Shares used to calculate diluted net (loss) income to
  common shareholders per share                                  12,730               14,445
                                                       ==================    ================

Diluted net (loss) income available to common
shareholders per share                                  $         (0.84)       $        0.21
                                                       ==================    ================


     See accompanying notes to condensed consolidated financial statements.

                             3D SYSTEMS CORPORATION
                 Condensed Consolidated Statements of Cash Flows
            For the Six Months Ended June 27, 2003 and June 28, 2002
                                 (in thousands)
                                   (unaudited)

                                                                                    SIX MONTHS ENDED
                                                                              ------------------------------
                                                                              JUNE 27, 2003  JUNE 28, 2002
                                                                                              AS RESTATED
                                                                                             (SEE NOTE 14)
                                                                              ------------------------------

Cash flows from operating activities:
  Net (loss) income                                                           $     (10,433) $        3,066
  Adjustments to reconcile net (loss) income to net cash used in operating activities:
    Deferred income taxes                                                                ---            893
    Gain on arbitration settlement (including $1,846 included in selling,
      general and administrative for legal reimbursement)                                ---       (20,310)
    Depreciation and amortization                                                      4,590          4,776
    Adjustment to allowance accounts                                                     259            828
    Adjustment to inventory reserve                                                      568            ---
    Loss on disposition of property and equipment                                        316          1,171
    Stock compensation expense                                                           130            ---
    Changes in operating accounts, excluding acquisition:
      Accounts receivable                                                             10,329          7,039
      Lease receivables                                                                  190            706
      Inventories                                                                      (521)            795
      Prepaid expenses and other current assets                                        1,554              7
      Other assets                                                                       435            460
      Accounts payable                                                               (4,509)          (250)
      Accrued liabilities                                                            (1,443)        (3,728)
      Customer deposits                                                                (153)          (569)
      Deferred revenues                                                              (1,660)          (126)
      Other liabilities                                                                (187)            142
                                                                              ------------------ -----------
        Net cash used in operating activities                                          (535)        (5,100)

Cash flows from investing activities:
  Investment in OptoForm SARL                                                            ---        (1,200)
  Investment in RPC                                                                      ---        (2,045)
  Purchase of property and equipment                                                   (397)        (2,079)
  Additions to licenses and patents                                                  (3,231)        (1,536)
  Software development costs                                                             ---          (308)
                                                                              ------------------ -----------
        Net cash used in investing activities                                        (3,628)        (7,168)

Cash flows from financing activities:
   Exercise of stock options and purchase plan                                            40            529
   Proceeds from sale of redeemable preferred stock                                   15,800         12,492
   Issuance cost for redeemable preferred stock                                        (642)            ---
  Repayment of officers and employee notes                                               ---            145
  Net borrowings under line of credit                                                  6,100            ---
  Borrowings                                                                             ---         30,823
  Repayment of long-term debt                                                       (10,425)       (32,042)
                                                                              ------------------ -----------
           Net cash provided by financing activities                                  10,873         11,947

Effect of exchange rate changes on cash                                                  (4)          1,069
                                                                              ------------------ -----------
Net increase in cash and cash equivalents                                              6,706            748
Cash and cash equivalents at the beginning of the period                               2,279          5,948
                                                                              ------------------ -----------
Cash and cash equivalents at the end of the period                            $        8,985 $        6,696
                                                                              ================== ===========

     See accompanying notes to condensed consolidated financial statements.

     Supplemental schedule of non-cash investing and financing activities:

     During the six months ended June 27, 2003 and June 28, 2002, the Company transferred $1.0 million and $3.2 million of property and equipment from inventories to fixed assets, respectively.

     In conjunction with the $22 million arbitration settlement with Vantico, which was settled through the return of shares to the Company, the Company allocated $1.7 million to a put option which is included as an addition to stockholders' equity in the first quarter of 2002.

     During the second quarter of 2003, the Company accrued dividends on the Series B Convertible Preferred Stock of $0.2 million.

                             3D SYSTEMS CORPORATION
        Condensed Consolidated Statements of Comprehensive (Loss) Income
            For the Six Months Ended June 27, 2003 and June 28, 2002
                                 (in thousands)
                                   (unaudited)

                                       SIX MONTHS ENDED
                                  ---------------------------
                                    JUNE 27,   JUNE 28, 2002
                                   AS RESTATED
                                      2003     (SEE NOTE 14)
                                  ---------------------------
Net (loss)  income                $   (10,433)    $    3,066

Foreign currency translation            1,486          2,871
                                  --------------- -----------
Comprehensive (loss) income       $    (8,947)    $    5,937
                                  =============== ===========

     See accompanying notes to condensed consolidated financial statements.

                             3D SYSTEMS CORPORATION
              Notes to Condensed Consolidated Financial Statements
            For the Six Months Ended June 27, 2003 and June 28, 2002
                                   (unaudited)

(1)  Going Concern

     The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred operating losses totaling $7.5 million and $21.4 million for the six months ended June 27, 2003 and the year ended December 31, 2002, respectively. In addition, the Company has a working capital deficit of $1.3 million and an accumulated deficit of $31.9 million at June 27, 2003. These factors among others raise substantial doubt about the Company's ability to continue as a going concern.

     Management's plans include raising additional working capital through debt or equity financing. In May 2003, the Company sold approximately 2.6 million shares of its Series B Convertible Preferred Stock for aggregate consideration of $15.8 million (Note 7 - Preferred Stock). Subsequently, on May 5, 2003 the Company repaid $9.6 million of the U.S. Bank term loan balance (Note 10 - Borrowings).

     Management intends to obtain debt financing to replace the U.S. Bank financing, and in July 2003, management accepted a proposal from Congress Financial, a subsidiary of Wachovia, to provide a secured revolving credit facility of up to $20.0 million, subject to its completion of due diligence to its satisfaction and other conditions. Congress has not yet completed its diligence process; however, based on a preliminary analysis of the collateral, it has indicated that the loan, if made, would be for an amount significantly less than $20.0 million. Management is pursuing alternative financing sources, including a possible restructuring of the Company's industrial development bonds to make collateral currently serving to secure repayment of the bonds available for additional borrowings. Additionally, management intends to pursue a program to increase margins and continue cost saving programs. However, there is no assurance that the Company will succeed in accomplishing any or all of these initiatives.

     The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

(2)  Basis of Presentation

     The accompanying condensed consolidated financial statements of the Company are prepared in accordance with Regulation S-X and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) which are necessary for the fair presentation of results for the interim periods. The Company reports its interim financial information on a 13-week basis ending the last Friday of each quarter, and reports its annual financial information through the calendar year ended December 31. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The results of the six months ended June 27, 2003 are not necessarily indicative of the results to be expected for the full year.

(3)  Significant Accounting Policies and Estimates

     The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to allowance for doubtful accounts, income taxes, inventories, goodwill, intangible and other long-lived assets and contingencies. The Company bases its estimates on historical experience and on various other assumptions it believes reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     The Company believes the following critical accounting policies are most affected by management's judgments and the estimates used in preparation of the condensed consolidated financial statements.

CASH AND CASH EQUIVALENTS.

     Cash and cash equivalents include all cash on hand and cash in various banking institutions. The Company also has $1.2 million of cash in Wells Fargo Bank under restriction to pay off a portion of the outstanding industrial development bonds relating to its Colorado facility (Note 10 - Borrowings). Additionally, the Company has approximately $0.1 million of cash on deposit under restriction, as required by an arrangement with a certain utility supplier.

ALLOWANCE FOR DOUBTFUL ACCOUNTS.

     The Company's estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (for example, bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a reserve is established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (for example, the Company experiences higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the Company), estimates of the recoverability of amounts due to the Company could be reduced by a material amount.

INCOME TAXES.

     The provisions of SFAS No. 109, "Accounting for Income Taxes," require a valuation allowance when, based upon currently available information and other factors, it is more likely than not that all or a portion of the deferred tax asset will not be realized. SFAS No. 109 provides that an important factor in determining whether a deferred tax asset will be realized is whether there has been sufficient income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years. The existence of cumulative losses in recent years is an item of negative evidence that is particularly difficult to overcome. At June 27, 2003, the unadjusted net book value before valuation allowance of the Company's deferred tax assets totaled approximately $23.4 million, which principally was comprised of net operating loss carry-forwards and other credits. During the six months ended June 27, 2003 and during the Company's 2002 fourth quarter-end, the Company recorded a valuation allowance of approximately $4.8 million and $12.9 million, respectively, against its net deferred tax assets, which was additional to the approximate $5.7 million allowance previously recorded. The Company intends to maintain a valuation allowance until sufficient evidence exists to support its reversal. Also, until an appropriate level of profitability is reached, the Company does not expect to recognize any domestic tax benefits in future periods.

     The Company believes its determination to record a valuation allowance to reduce its deferred tax assets is a critical accounting estimate because it is based on an estimate of future taxable income in the United States, which is susceptible to change and dependent upon events that are remote in time and may or may not occur, and because the impact of recording a valuation allowance may be material to the assets reported on the Company's balance sheet. The determination of the Company's income tax provision is complex due to operations in numerous tax jurisdictions outside the United States, which are subject to certain risks, which ordinarily would not be expected in the United States. Tax regimes in certain jurisdictions are subject to significant changes, which may be applied on a retroactive basis. If this were to occur, the Company's tax expense could be materially different than the amounts reported. Furthermore, as explained in the preceding paragraph, in determining the valuation allowance related to deferred tax assets, the Company adopts the liability method as required by SFAS No. 109, "Accounting for Income Taxes." This method requires that we establish valuation allowance if, based on the weight of available evidence, in the Company's judgment it is more likely than not that the deferred tax assets may not be realized.

INVENTORY.

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. The Company evaluates the adequacy of these reserves quarterly. There were no inventories consigned to a sales agent at June 27, 2003, and inventories consigned to a sales agent at December 31, 2002 were $0.1 million. The Company's determination relating to the allowance for inventory obsolescence is subject to change because it is based on management's current estimates of required reserves and potential adjustments.

PROPERTY AND EQUIPMENT.

     Property and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, generally three to thirty years. Leasehold improvements are amortized on a straight-line basis over their estimated useful lives, or the lives of the leases, whichever is shorter. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected in results of operations. Repair and maintenance charges are expensed as incurred.

LICENSES AND PATENT COSTS.

     Licenses and patent costs are being amortized on a straight-line basis over their estimated useful lives, which are approximately eight to seventeen-years, or on a units-of-production basis, depending on the nature of the license or patent.

GOODWILL, INTANGIBLE AND OTHER LONG-LIVED ASSETS.

     The Company has applied Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" in its allocation of the purchase prices of DTM Corporation (DTM) and RPC Ltd. (RPC). The annual impairment testing required by SFAS No. 142, "Goodwill and Other Intangible Assets," requires the Company to use its judgment and could require the Company to write-down the carrying value of its goodwill and other intangible assets in future periods. SFAS No. 142 requires companies to allocate their goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires an allocation of the fair value of the reporting unit to all assets and liabilities of that unit as if the reporting unit had been acquired in a purchase business combination and the fair value of the reporting unit was the purchase price. The goodwill resulting from that purchase price allocation is then compared to its carrying amount with any excess recorded as an impairment charge.

     Upon implementation of SFAS No. 142 in January 2002 and again in the fourth quarter of 2002, the Company concluded that the fair value of the Company's reporting units exceeded their carrying value and accordingly, as of that date, there were no goodwill impairment issues. The Company is required to perform a valuation of its reporting unit annually, or upon significant changes in the Company's business environment.

     The Company evaluates long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

LEASE RECEIVABLES.

     In 2001, the Company sold lease receivables totaling $3.3 million to an outside party. No gain or loss was recognized on the transaction. The terms of the sale required the Company to guarantee to the purchaser certain cash payments in the event of default on those receivables. At June 27,2003, the Company has fully reserved for the maximum amount of payments under the guarantee of approximately $383,000.


CONTINGENCIES.

     The Company accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," SFAS No. 5 requires that the Company record an estimated loss from a loss contingency when information available prior to issuance of the Company's financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the Company to use its judgment. At this time, the Company's contingencies are not estimable and have not been recorded; however, management believes the ultimate outcome of these actions will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

REVENUE RECOGNITION.

     Revenues from the sale of systems and related products are recognized upon shipment, provided that both title and risk of loss have passed to the customer and collection is reasonably assured. Some sales transactions are bundled and include equipment, software license, warranty, training and installation. The Company allocates and records revenue in these transactions based on vendor specific objective evidence that has been accumulated through historic operations. The process of allocating the revenue involves some management judgments. Revenues from services are recognized at the time of performance. We provide end users with maintenance under a warranty agreement for up to one year and defer a portion of the revenues at the time of sale based on the objective evidence for the of these services. After the initial warranty period, we offer these customers optional maintenance contracts; revenue related to these contracts is deferred and recognized ratably over the period of the contract. Our warranty costs were $2.0 million and $2.5 million, for the six months ended June 27, 2003 and June 28, 2002, respectively. The Company's systems are sold with software products that are integral to the operation of the systems. These software products are not sold separately.

     Certain of the Company's sales were made through a sales agent to customers where substantial uncertainty exists with respect to collection of the sales price. The substantial uncertainty is generally a result of the absence of a history of doing business with the customer and uncertain political environment in the country in which the customer does business. For these sales, the Company records revenues based on the cost recovery method, which requires that the sales proceeds received are first applied to the carrying amount of the asset sold until the carrying amount has been recovered. Thereafter, all proceeds are recognized as gross profit.

     Credit is extended based on an evaluation of each customer's financial condition. To reduce credit risk in connection with systems sales, the Company may, depending upon the circumstances, require significant deposits prior to shipment and may retain a security interest in the system until fully paid. The Company often requires international customers to furnish letters of credit.

STOCK-BASED COMPENSATION.

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board, APB, No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure-only provisions of FAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense relating to employee stock options is determined based on the excess of the market price of the Company's stock over the exercise price on the date of grant, the intrinsic value method, versus the fair value method as provided under FAS No. 123. Accordingly, no stock-based employee compensation cost is reflected in net (loss) income, as all options granted under the plan had an exercise price at least equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for the six-month periods ended June 27, 2003 and June 28, 2002, consistent with the provisions of FAS No. 123, the Company's net (loss) income and net (loss) income per share would have changed. The following table represents the effect on net (loss) income and net (loss) income per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation--Transition Disclosure," to stock-based employee compensation.

                                                    SIX MONTHS ENDED
                                               ----------------------------
                                                JUNE 27,        JUNE 28,
                                                  2003            2002
                                               ------------    ------------
    Net (loss) income available to
     common shareholders, as reported          $  (10,631)      $   3,066

    Add:  Stock-based employee
    compensation expense included in reported
    net earnings, net of related tax benefits        ---             ---

    Deduct:  Stock-based employee
    compensation expense determined
    under the fair value based method
    for all awards, net of related tax effects      1,108           1,804
                                               ------------    ------------
    Pro forma net (loss) income
     available to common shareholders          $  (11,739)      $   1,262
                                               ============    ============

    Basic net (loss) earnings per common share:
           As reported                         $    (0.84)      $    0.24
                                               ============    ============
           Pro forma                           $    (0.92)      $    0.10
                                               ============    ============
    Diluted net (loss) earnings available to common shareholders per share:

           As reported                         $    (0.84)      $    0.21
                                               ============    ============
           Pro forma                           $    (0.92)      $    0.08
                                               ============    ============

     SFAS No. 123 requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. The fair value of options granted for the six months ended June 27, 2003 and June 28, 2002 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

                                        JUNE 27, 2003      JUNE 28, 2002
                                       --------------     ---------------
    Risk free interest rate                     2.42%              4.94%
    Expected life                             4 years             4 years
    Expected volatility                           83%                83%


     Because FAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in the future years.

RECENT ACCOUNTING PRONOUNCEMENTS.

     In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 does not have a material impact on the Company's results of operations or financial condition.

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN 45 also requires guarantors to disclose certain information for guarantees, beginning December 31, 2002. These financial statements contain the required disclosures.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. The Company does not have any variable interest entities that must be consolidated.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 will become effective for financial instruments entered into or modified after May 31, 2003. The Company does not have any financial instruments to be accounted for under this pronouncement.

     In May 2003, the Emerging Issues Task Force of the FASB ("EITF"), issued EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" (Issue 00-21). Issue 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 does not have a material effect on the Company's results of operations or financial condition.

(4)  Inventories (in thousands):

                                      JUNE 27, 2003   DECEMBER 31, 2002
                                      -------------  -------------------
      Raw materials                   $      2,197     $         2,617
      Work in progress                         401                 196
      Finished goods                        10,299               9,751
                                      -------------  -------------------
                                      $     12,897     $        12,564
                                      =============  ===================

(5)  Property and Equipment, net (in thousands):

                                                                                   USEFUL LIFE
                                             JUNE 27, 2003   DECEMBER 31, 2002      (IN YEARS)
                                           ----------------- ------------------ -----------------
      Land                                 $            435  $             435        ---
      Building                                        4,202              4,202         30
      Machinery and equipment                        26,681             26,984        3-5
      Office furniture and equipment                  3,711              3,597         5
      Leasehold improvements                          4,205              4,137   Life of lease
      Rental equipment                                1,207              1,189         5
      Construction in progress                          391                206        N/A
                                           ----------------- ------------------
                                                     40,832             40,750
      Less accumulated depreciation                 (27,339)           (25,411)
                                           ----------------- ------------------
                                           $         13,493  $          15,339
                                           ================= ==================

     Depreciation expense for the six-month periods ended June 27, 2003 and June 28, 2002 was $2.2 million and $2.8 million, respectively.

(6)  Intangible Assets and Goodwill:

     (a)  Licenses and Patent Costs

     Licenses and patent costs are summarized as follows (in thousands):

                                                  JUNE 27, 2003    DECEMBER 31, 2002
                                                 ---------------- ------------------
          Licenses, at cost                      $         2,333  $       2,333
          Patent costs                                    26,246         22,946
                                                 ---------------- ------------------
                                                          28,579         25,279
          Less:  Accumulated
            amortization                                 (11,600)       (10,319)
                                                 ---------------- ------------------
                                                 $        16,979  $      14,960
                                                 ================ ==================

     For the six months ended June 27, 2003 and June 28, 2002, the Company amortized $1.2 million and $1.0 million in license and patent costs, respectively. The Company incurred $3.2 million and $1.5 million in costs for the six months ended June 27, 2003 and June 28, 2002, respectively to acquire, defend, develop and extend patents in the United States, Japan, Europe and certain other countries.

     (b)  Acquired Technology

     Acquired technology is summarized as follows (in thousands):

                                                  JUNE 27, 2003    DECEMBER 31, 2002
                                                 ---------------- ------------------
          Acquired technology                    $        10,111  $      10,029
          Less:  Accumulated
            amortization                                  (3,251)        (2,382)
                                                 ---------------- ------------------
                                                 $         6,860  $       7,647
                                                 ================ ==================

     For the six months ended June 27, 2003 and June 28, 2002, the Company amortized $0.8 million in acquired technology for each period.

     (c)  Other Intangible Assets

     During the six months ended June 27, 2003 and June 28, 2002, the Company had amortization expense on other intangible assets of $0.3 million and $0.2 million, respectively.

     (d)  Goodwill

     The changes in the carrying amount of goodwill for the six months ended June 27, 2003 are as follows (in thousands):

          Balance as of December 31, 2002           $       44,456
          Effect of foreign currency exchange rates            194
                                                    ---------------
          Balance at June 27, 2003                  $       44,650
                                                    ===============

     The Company recorded no goodwill amortization in 2003.

(7)  Redeemable Preferred Stock

     On May 5, 2003, the Company sold 2,634,016 shares of redeemable Series B Convertible Preferred Stock for an aggregate consideration of $15.8 million. The Company incurred issuance costs of approximately $0.6 million in connection with this transaction. The preferred stock accrues dividends at 8% per share and is convertible at any time into 2,634,016 shares of common stock. The preferred stock is redeemable at the Company's option after the third anniversary date. Redemption is mandatory on the tenth anniversary date, at $6.00 per share plus accrued dividends. The Company accrued $0.2 million for dividends payable for the period from the issuance date through June 27, 2003.

(8)  Computation of Earnings Per Share

     Basic net (loss) income available to common shareholders per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) income available to common shareholders per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of shares of common stock outstanding plus the number of additional common shares that would have been outstanding if all potentially dilutive common shares had been issued. Common shares related to stock options and stock warrants are excluded from the computation when their effect is anti-dilutive.

     The following is a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) available per common share computations (in thousands):

                                                  SIX MONTHS ENDED
                                             ----------------------------
                                               JUNE 27,       JUNE 28,
                                                 2003           2002
                                             -------------  -------------
      Numerator:

          Net (loss) income available to common shareholders -- numerator for basic and diluted net (loss) income
           available per common share          $  (10,631)    $    3,066
                                             =============  =============
      Denominator:
         Denominator for basic net
           (loss) income available to common shareholders per share
          -- weighted average shares               12,730         12,986
          Effect of dilutive securities:
           Stock options and warrants                 ---          1,459
                                             -------------  -------------

       Denominator for diluted net
          (loss) income available to
          common shareholders per share        $   12,730     $   14,445
                                             =============  =============

     Potential common shares related to convertible debt, stock options and stock warrants were excluded from the calculation of diluted EPS because their effects were antidilutive. The weighted average for common shares excluded from the computation were approximately 3,760,000 and 1,837,000 for the six months ended June 27, 2003, and June 28, 2002, respectively.

(9)  Segment Information

     The Company develops, manufactures and markets worldwide solid imaging systems designed to reduce the time it takes to produce three-dimensional objects. Segments are reported by geographic sales regions.

     The Company's reportable segments include the Company's administrative, sales, service, manufacturing and customer support operations in the United States and sales and service offices in the European Community (France, Germany, the United Kingdom, Italy and Switzerland) and in Asia (Japan, Hong Kong and Singapore).

        The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 3.

        Summarized financial information concerning the Company's reportable segments is shown in the following tables (in thousands):

                                              SIX MONTHS ENDED
                                       -------------------------------
                                         JUNE 27, 2003   JUNE 28, 2002
                                       ----------------  -------------
    Net sales:
            USA                           $   38,625       $   40,146
            Europe                            13,629           25,008
            Asia                               6,867            7,084
                                       --------------    -------------
            Subtotal                          59,121           72,238
    Intersegment elimination                 (9,234)           (16,181)
                                       --------------    -------------
    Total                                 $   49,887       $   56,057
                                       ==============    =============


                                              SIX MONTHS ENDED
                                       -------------------------------
                                         JUNE 27, 2003   JUNE 28, 2002
                                       ----------------  -------------
    Intersegment eliminations:
            USA                           $    4,038       $    8,301
            Europe                             5,196            7,880
            Asia                                 ---              ---
                                       --------------    -------------
    Total                                 $    9,234       $   16,181
                                       ==============    =============


     All intersegment sales are recorded at amounts consistent with prices charged to distributors, which are above cost.

                                              SIX MONTHS ENDED
                                       -------------------------------
                                         JUNE 27, 2003   JUNE 28, 2002
                                       ----------------  -------------
    (Loss) income from operations:
            USA                         $   (12,034)      $   (9,197)
            Europe                             1,353          (5,286)
            Asia                               2,496           2,809
                                       --------------    -------------
            Subtotal                         (8,185)         (11,674)
    Intersegment elimination                     670          (1,403)
                                       --------------    -------------
    Total                               $    (7,515)      $  (13,077)
                                       ==============    =============

                                       JUNE 27, 2003    DECEMBER 31, 2002
                                       --------------   -----------------
    Assets:
            USA                         $    298,526      $    273,492
            Europe                            55,035            59,067
            Asia                              11,462            13,825
                                       --------------   -----------------
            Subtotal                         365,023           346,384
                                       --------------   -----------------
    Intersegment elimination                 (237,778)         (214,151)
                                       --------------   -----------------
    Total                               $     127,245     $     132,233
                                       ==============   =================

(10) Borrowings

     The total outstanding borrowings are as follows (in thousands):

                                                                  JUNE 27, 2003   DECEMBER 31, 2002
                                                                  -------------- -------------------
     Line of credit                                               $       8,550      $    2,450
                                                                  ============== ===================
     Long-term debt current portion:
       Industrial development bond                                $         155      $      150
       Term loan                                                            ---          10,350
                                                                  -------------- -------------------
     Total long-term debt current portion                         $         155      $   10,500
                                                                  -------------- -------------------
     Long-term debt, less current portion -
       Industrial development bond                                $       4,010      $    4,090
                                                                  -------------- -------------------
     Total long-term debt, less current portion                   $       4,010      $    4,090
                                                                  ============== ===================
     Subordinated debt                                            $      10,000      $   10,000
                                                                  ============== ===================


     On August 20, 1996, the Company completed a $4.9 million variable rate industrial development bond financing of its Colorado facility. Interest on the bonds is payable monthly (the interest rate at June 27, 2003 was 1.31%). Principal payments are payable in semi-annual installments through August 2016. The bonds are collateralized by an irrevocable letter of credit issued by Wells Fargo Bank, N.A. that is further collateralized by a standby letter of credit issued by U.S. Bank in the amount of $1.2 million. In order to further secure the reimbursement agreement, we executed a deed of trust, security agreement and assignment of rents, an assignment of rents and leases, and a related security agreement encumbering the Grand Junction facility and certain personal property and fixtures located there. In addition, the Grand Junction facility is encumbered by a second deed of trust in favor of Mesa County Economic Development Council, Inc. securing $0.8 million in allowances granted to us pursuant to an Agreement dated October 4, 1995. At June 27, 2003, a total of $4.2 million was outstanding under the bond. The terms of the letter of credit require the Company to maintain specific levels of minimum tangible net worth and fixed charge coverage ratios.

     On March 27, 2003, Wells Fargo sent a letter to the Company stating that it was in default under two covenants of the reimbursement agreement relating to this letter of credit relating to minimum tangible net worth and fixed charge coverage ratios, and provided the Company until April 26, 2003, to cure the default.

     On May 2, 2003, Wells Fargo drew down a letter of credit in the amount of $1.2 million which was held as partial security under the reimbursement agreement relating to the letter of credit underlying the bonds and placed the cash in a restricted account. The Company obtained a waiver for the default from the Bank, provided that the Company meets certain terms and conditions. The Company must remain in compliance with all other provisions of the reimbursement agreement for this letter of credit. If a replacement letter of credit cannot be obtained on or before December 31, 2003, the Company has agreed to retire $1.2 million of the bonds using the restricted cash. In July 2003, management accepted a proposal from Congress Financial, a subsidiary of Wachovia, to provide a secured revolving credit facility of up to $20.0 million, subject to its completion of due diligence to its satisfaction and other conditions. Congress has not yet completed its diligence process; however, based on a preliminary analysis of the collateral, it has indicated that the loan, if made, would be for an amount significantly less than $20.0 million. Management is pursuing alternative financing sources, including a possible restructuring of the Company's industrial development bonds to make collateral currently serving to secure repayment of the bonds available for additional borrowings.

     On August 17, 2001, the Company entered into a loan agreement with U.S. Bank totaling $41.5 million, in order to finance the acquisition of DTM. The financing arrangement consisted of a $26.5 million three-year revolving credit facility and $15 million 66-month commercial term loan. At June 27, 2003, a total of $8.6 million was outstanding under the revolving credit facility. The Company repaid $9.6 million that was outstanding under the term loan on May 5, 2003. The interest rate at June 27, 2003 for the revolving credit facility and term loan was 7.5%. The interest rate is computed as either: (1) the prime rate plus a margin ranging from 0.25% to 4.0%, or (2) the 90-day adjusted LIBOR plus a margin ranging from 2.0% to 5.75%. Pursuant to the terms of the agreement, U.S. Bank has received a first priority security interest in our accounts receivable, inventories, equipment and general intangible assets.

     On May 1, 2003, the Company entered into "Waiver Agreement Number Two" with U.S. Bank whereby U.S. Bank waived all financial covenant violations at December 31, 2002 and March 31, 2003. The events of default caused by the Company's failure to timely submit audited financial statements and failure to make the March 31, 2003 principal payment of $5.0 million were also waived. The agreement requires the Company to obtain additional equity investments of at least $9.6 million; to pay off the balance on the term loan of $9.6 million by May 5, 2003; to increase the applicable interest rate to Prime plus 5.25%; and to pay a $0.2 million waiver fee and all related costs of drafting the waiver. U.S. Bank also agreed to waive the Company's compliance with each financial covenant in the loan agreement through September 30, 2003. Provided the Company obtains a commitment letter from a qualified lending institution by September 30, 2003, to refinance all of the outstanding obligations with U.S. Bank, the waiver will be extended to the earlier of December 31, 2003, or the expiration date of the commitment letter. The Company has complied with all aspects of Waiver Agreement Number Two.

(11) Severance and Other Restructuring Costs

     On July 24, 2002, the Company substantially completed a reduction in workforce, which eliminated 109 positions out of its total workforce of 523 or approximately 20% of the total workforce. In addition, the Company closed its existing office in Austin, Texas, which it acquired as part of its acquisition of DTM, as well as its sales office in Farmington Hills, Michigan. This was the second reduction in workforce completed in 2002. On April 9, 2002, the Company eliminated approximately 10% of its total workforce. All costs incurred in connection with these restructuring activities are included as severance and other restructuring costs in the accompanying condensed consolidated statements of operations.


     A summary of the severance and other restructuring costs accrual consist of the following (in thousands):

                                             DECEMBER 31, 2002     UTILIZED     JUNE 27, 2003
                                             -----------------   -------------  --------------
     Severance costs (one-time benefits)      $        245       $     (209)      $    36
     Contract termination costs                        552             (312)          240
     Other associated costs                             66              (60)            6
                                             -----------------   -------------  --------------
     Total severance and other
     restructuring costs                      $        863       $     (581)      $   282
                                             =================   =============  ==============


These amounts are included in accrued liabilities and are expected to be paid by October 2003. There have been no adjustments to the liability except for payments of amounts due under the restructuring plan.

(12) Contingencies

     3D Systems, Inc. vs. Aaroflex, et al. On January 13, 1997, the Company filed a complaint in U.S. District Court, Central District of California, against Aarotech Laboratories, Inc., Aaroflex, Inc. and Albert C. Young. Aaroflex is the parent corporation of Aarotech. Young is the Chairman of the Board and Chief Executive Officer of both Aarotech and Aaroflex. The original complaint alleged that stereolithography equipment manufactured by Aaroflex infringes six of the Company's patents. In August 2000, two additional patents were added to the complaint. The Company seeks damages and injunctive relief from the defendants, who have threatened to sue the Company for trade libel. To date, the defendants have not filed such a suit.

     Following decisions by the District Court and the Federal Circuit Court of Appeals on jurisdictional issues, Aarotech and Mr. Young were dismissed from the suit, and an action against Aaroflex is proceeding in the District Court. Motions for summary judgment by Aaroflex on multiple counts contained in the Company's complaint and on Aaroflex's counterclaims have been dismissed and fact discovery in the case has been completed. The Company's motions for summary judgment for patent infringement and validity and Aaroflex's motion for patent invalidity were heard on May 10, 2001. In February 2002, the court denied Aaroflex's invalidity motions. On April 24, 2002, the court denied the Company's motions for summary judgment on infringement, reserving the right to revisit on its own initiative the decisions following the determination of claim construction. The court also granted in part the Company's motion on validity. On July 25, 2003, the court notified the Company that rulings on all patents in issue would be decided prior to September 30, 2003 and trial on any remaining unresolved issues following the rulings in this matter was rescheduled to November 12, 2003.

     DTM vs. EOS, et al. The plastic sintering patent infringement actions against EOS began in France (Paris Court of Appeals), Germany (District Court of Munich) and Italy (Regional Court of Pinerolo) in 1996. Legal actions in France, Germany and Italy are proceeding. EOS had challenged the validity of two patents related to thermal control of the powder bed in the European Patent Office, or EPO. Both of those patents survived the opposition proceedings after the original claims were modified. One patent was successfully challenged in an appeal proceeding and in January 2002, the claims were invalidated. The other patent successfully withstood the appeal process and the infringement hearings were re-started. In October 2001, a German district court ruled the patent was not infringed, and this decision is being appealed. In November 2001, the Company received a decision of a French court that the French patent was valid and infringed by the EOS product sold at the time of the filing of the action and an injunction was granted against future sales of the product. EOS filed an appeal of that decision in June 2002. In France, the Court of Appeals has set the hearing date for March 30, 2004 to address EOS' appeal of the lower court's ruling that the asserted patent is not infringed. In February 2002, the Company received a decision from an Italian court that the invalidation trial initiated by EOS was unsuccessful and the Italian patent was held valid. The infringement action in a separate Italian court has now been recommenced and a decision is expected based on the evidence that has been submitted. In Italy, the trial court has set a hearing for October 10, 2003 to consider the assertion of infringement by the EOS product.

     In 1997, DTM initiated an action against Hitachi Zosen Joho Systems, the EOS distributor in Japan. In May 1998, EOS initiated two invalidation trials in the Japanese Patent Office attempting to have DTM's patent invalidated on two separate bases. The Japanese Patent Office ruled in DTM's favor in both trials in July 1998, effectively ruling that DTM's patent was valid. In September 1999, the Tokyo District Court then ruled in DTM's favor and granted a preliminary injunction prohibiting further importation and selling of the infringing plastic sintering EOS machine. In connection with this preliminary injunction, DTM was required to place 20 million yen, which is approximately $0.2 million, on deposit with the court towards potential damages that Hitachi might claim should the injunction be reversed. Based on the Tokyo District Court's ruling, EOS then filed an appeal in the Tokyo High Court to have the rulings of the Japanese Patent Office revoked. On March 6, 2001, the Tokyo High Court ruled in EOS' favor that the rulings of the Japanese Patent Office were in error. As a result, the Tokyo High Court found that Hitachi Zosen was not infringing DTM's patent. These rulings were unsuccessfully appealed by DTM to the Tokyo Supreme Court. The Company amended the claims and the patent was reinstated in a corrective action in 2002 and no further challenges to the patent are pending in this matter.

     Hitachi Zosen vs. 3D Systems, Inc. On November 25, 2002, 3D Systems was served with a complaint through the Japanese Consulate General from EOS' Japanese distributor, Hitachi Zosen, seeking damages in the amount of 535,293,436 yen (approximately $4.5 million), alleging lost sales during the period in which DTM Corporation had an injunction in Japan prohibiting the sale of EOS EOSint P350 laser sintering systems. The Company filed an answer on March 11, 2003. A hearing in this matter was held on August 19, 2003. Following questions from the court, Hitachi Zosen was ordered to produce additional evidence and other materials and a further hearing was scheduled for October 9, 2003.

     3D Systems, Inc. vs. AMES. In April 2002, the Company filed suit for patent infringement against Advanced Manufacturing Engineering Systems of Nevada, Iowa, in the U.S. District Court, Western District of Texas, for patent infringement related to AMES' purchase and use of EOS powders in the Company's SLS system. On June 24, 2002, upon motion by the defendants, this matter was stayed pending trial of the EOS vs. DTM and 3D Systems, Inc. matter described immediately above. The Company has been informed that Ames is no longer in business, and the court dismissed this action on July 23, 2003.

     EOS GmbH Electro Optical Systems vs. 3D Systems, Inc. On January 21, 2003, the Company was served with a complaint that had been filed in May 2002 in Regional Court, Commerce Division, Frankfurt, Germany, seeking 1.0 million Euros for the alleged breach of a non-competition agreement entered into in 1997. The Company answered the complaint on April 25, 2003. At a hearing on June 27, 2003, the court advised the parties that it intends to issue a decision in this matter on September 27, 2003.

     Board of Regents, The University of Texas System and 3D Systems, Inc. vs. EOS GmbH Electro Optical Systems. On February 25, 2003, 3D Systems, along with the Board of Regents of the University of Texas, filed suit against EOS GmbH Electro Optical Systems ("EOS") in the U.S. District Court, Western District of Texas, seeking damages and injunctive relief arising from violation of U.S. Patents Nos. 5,597,589 and 5,639,070, which are patents relating to laser sintering which have been licensed by the University of Texas to the Company. On March 25, 2003, EOS filed its answer to this complaint, along with counterclaims including breach of contract and antitrust violations. Following a summary judgment hearing, the court on June 25, 2003 dismissed the anti-trust conspiracy counterclaims against the University of Texas. On July 21, 2003, EOS filed an amended antitrust counterclaim, in response to which 3D Systems filed a motion to strike on August 20, 2003. Trial has been scheduled in June 2004.

     Regent Pacific Management Corporation vs. 3D Systems Corporation. On June 11, 2003, Regent Pacific Management Corporation filed a complaint against the Company for breach of contract in the Superior Court of the State of California, County of San Francisco. Regent provided management services to the Company from September 1999 through September 2002. Regent alleges that the Company breached non-solicitation provisions in its contract with Regent Pacific by retaining the services of two Regent contractors following the termination of the contract. Regent seeks $0.8 million in liquidated damages together with reasonable attorney's fees and costs. On August 13, 2003, the Company filed an answer generally denying Regent's allegations.

     SEC Inquiry. The Company received an inquiry from the SEC relating to its revenue recognition practices. The Audit Committee has completed its own inquiry into the matter and shared its findings with the SEC. The Company has not been notified that the SEC has initiated a formal investigation.

     In addition, on May 6, 2003, the Company received a subpoena from the U.S. Department of Justice to provide certain documents to a grand jury investigating antitrust and related issues within its industry. The Company has been advised that it currently is not a target of the grand jury investigation, and the Company is complying with the subpoena.

     The Company is engaged in certain additional legal actions arising in the ordinary course of business, and, on the advice of legal counsel, the Company believes it has adequate legal defenses and that the ultimate outcome of these actions will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

(13) Subsequent Events

LEGAL PROCEEDINGS

     EOS vs. DTM and 3D Systems, Inc. In December 2000, EOS filed a patent infringement suit against DTM in the U.S. District Court, Central District of California. EOS alleges that DTM has infringed and continues to infringe certain U.S. patents that the Company licenses to EOS. EOS had estimated its damages to be approximately $27.0 million for the period from the fourth quarter of 1997 through 2002. In a press release dated August 26, 2003, EOS estimated its damages to be approximately $40.0 million, and asserted a claim of willful infringement which provides for treble damages at the discretion of the court. In April 2001, consistent with an order issued by the federal court in this matter, the Company was added as a plaintiff to the lawsuit. On October 17, 2001, the Company was substituted as a defendant in this action because DTM's corporate existence terminated when it merged into its subsidiary, 3D Systems, Inc. on August 31, 2001. In February 2002, the court granted summary adjudication on the Company's motion that any potential liability for patent infringement terminated with the merger of DTM into 3D Systems, Inc. Concurrently, the court denied EOS' motion for a fourth amended complaint to add counts related to EOS' claim that 3D Systems, Inc. is not permitted to compete in the field of laser sintering under the terms of the 1997 Patent License Agreement between 3D Systems, Inc. and EOS. 3D Systems, Inc. filed counterclaims against EOS for the sale of polyamide powders in the United States based on one of the patents acquired in the DTM acquisition. The discovery cut off date was on January 20, 2003. A motion by 3D Systems, Inc. for a preliminary injunction was denied by the court on May 14, 2002. On July 3, 2003, the court in this matter heard summary judgment motions by both parties.

     On August 20, 2003, the trial court entered rulings on its MARKMAN patent claims construction of certain phrases in the claims of the patents in suit and on the pending motions for summary judgment. The trial court granted EOS' motion for summary judgment that certain DTM laser sintering machines infringed one claim of one of the patents exclusively licensed by the Company to EOS, and denied DTM's motion that there was no infringement of any of the patents licensed to EOS. In connection with the Company's counterclaim against EOS for the sale of polyamide powders in the United States, the trial court ruled that it was unable to construe one of the claim phrases in the patent, which ruling is a factual predicate for a potential ruling by the trial court that the patent is invalid. On the other pending motions for summary judgment, the court denied the Company's motion for partial summary judgment on license agreement interpretation, denied DTM's motion for partial summary judgment on EOS' claim of willful infringement, denied the Company's motion for partial summary judgment on validity of one of the patents acquired in the DTM acquisition and granted EOS' motion for summary adjudication regarding DTM's affirmative defenses of laches and estoppel. Trial in this matter for all remaining issues is scheduled for October 7, 2003. The parties jointly have requested a status conference with the court to discuss the options for proceeding in light of the court's rulings. The ruling of infringement by certain of the DTM machines allows for a claim by EOS for damages for that infringement, which claim will be decided at trial if the ruling of infringement is not overturned on an interim appeal by the Federal Circuit. Any damages attributable to the infringement by certain DTM machines cannot at this time be predicted and will depend on other issues still to be determined at trial.

     In light of the court's findings, the Company is anticipating the recognition of a charge to operations in the third quarter ending September 26, 2003 of approximately $1.1 million related to the write off of capitalized legal fees and other costs. The ultimate outcome of the determination of damages could have a material adverse impact on the Company's operations.

     E. James Selzer vs. 3D Systems Corporation (Case No. PC033145, Superior Court of the State of California, County of Los Angeles). On July 28, 2003, the Company was served with a complaint by its former chief financial officer, whose employment had been terminated on April 21, 2003. The complaint asserts breach of alleged employment and equipment purchase contracts. In addition to declaratory relief, Mr. Selzer seeks compensatory and contractual damages, which he requested to be proven at trial, and for indemnification, various expenses, together with reasonable attorney's fees and costs. The Company currently is evaluating this complaint.

OTHER

     The Company has agreed to maintain an effective registration statement with respect to the resale of certain shares of its common stock that it sold in private placement transactions. At the date hereof, the Company is not in compliance with these obligations. In one transaction, the Company is obligated to pay liquidated damages in an aggregate amount of approximately $100,000 per month commencing July 15, 2003 and continuing until an effective registration statement is available for use by the shareholders.

     At June 27, 2003, the Company had a remaining note receivable totaling $45,232, including accrued interest, from Mr. Hull, a director and executive officer of the Company, pursuant to the 1996 Stock Incentive Plan. The loan was used to purchase shares of the Company's common stock at the fair market value on the date of purchase. The original amount of the note was $60,000. The note bore interest at a rate of 6% per annum and matured in 2003. Pursuant to the terms of the note, as a result of meeting certain profitability targets for fiscal 2000, $20,000 of the principal amount of the note was forgiven together with $3,671 of interest in 2000. The note receivable is shown on the balance sheet as a reduction of stockholders' equity. Pursuant to the terms of the note and related transaction documents, in July 2003, the Company retired Mr. Hull's note in exchange for 6,031 shares of common stock.

     On August 4, 2003, the Company completed a reduction in its current workforce by terminating 16 positions within its worldwide organization. The estimated severance cost of this reduction is approximately $0.3 million.

     On August 8, 2003, Brian K. Service resigned from his position as the Company's Chief Executive Officer and as a member of the Company's Board of Directors. Mr. Service will receive aggregate payments of approximately $300,000 pursuant to the terms of his employment agreement and a consulting agreement with Brian K. Service, Inc., an affiliate of Mr. Service, payable through January 2004. Mr. Service will continue as an employee of the Company for a 24-month term to assist with various clients and transactions, for which he will be paid $188,000.

     Effective August 8, 2003, Charles W. Hull, the Company's co-founder, Chief Technical Officer and a director, was named Interim Chief Executive Officer.

(14) Restatement

     Subsequent to the issuance of its June 28, 2002 consolidated quarterly financial statements, the Company's management determined that certain sales transactions recorded in the six months ended June 28, 2002 did not meet all of the criteria required for revenue recognition under United States Generally Accepted Accounting Principles. Additionally, certain sales transactions, which previously had been recorded in prior periods, were restated and recognized in the six months ended June 28, 2002. The restated transactions affect the Company's previously recorded amounts for accounts receivable, inventory, deferred revenue, sales, cost of sales and others as noted below. The consolidated financial statements as of and for the six months ended June 28, 2002 have been restated to correct the accounting for these transactions. A summary of the significant effects of the restatement is as follows:

                                                    SIX MONTHS ENDED
                                                -------------------------
                                                                     AS
                                                                 PREVIOUSLY
                                                                 REPORTED
                                                 AS RESTATED      JUNE 28,
                                                 JUNE 28,2002      2002
                                                ------------    -----------
                                                  (IN THOUSANDS, EXCEPT
                                                    PER SHARE AMOUNTS)
       CONSOLIDATED STATEMENTS OF OPERATIONS

          Sales                                   $   56,057    $  55,978
          Cost of Sales                               34,938       34,965
          Gross profit                                21,119       21,013
          Research & development
          expenses                                     8,635        8,645
          Total operating expenses                    34,196       34,205
          Loss from operations                       (13,077)     (13,192)
          Income tax expense (benefit)                   953        1,367
          Net (loss) income                            3,066        2,536
          Basic net income per share                    0.24         0.20
          Diluted net income per share            $     0.21    $    0.18

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.



                                7,767,734 SHARES



                             3D SYSTEMS CORPORATION












                                  COMMON STOCK




                                  ------------

                                   PROSPECTUS
                                  ------------



                               ____________, 2003


     Through and including _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table itemizes the fees and expenses incurred by us in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates except the SEC registration fee.


SEC registration fee.................................................        $ 4,714
Accounting fees and expenses.........................................        145,000
Legal fees and expenses..............................................        125,000
Transfer agent and registrar fees and expenses.......................            200
Miscellaneous expenses...............................................          5,086
        Total........................................................       $279,800


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

        As permitted by the Delaware General Corporation Law, our Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under section 174 of the Delaware General Corporation law regarding unlawful dividends and stock purchases; or

     - for any transaction for which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, our Bylaws provide that:

     - we may indemnify our directors and officers to the fullest extend permitted by the Delaware General Corporation Law, subject to very limited exceptions;

     - we may indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

     - we may advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law;

     - we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

     -    the rights conferred in the Bylaws are not exclusive.

     We have entered into indemnification agreements with certain of our directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of ours regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     The indemnification provisions in our amended Certificate of Incorporation and Bylaws and the indemnification agreements entered into between us and each of our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

ITEM 15 RECENT SALES OF UNREGISTERED SECURITIES

     In September 2001, we sold 617,000 shares of our common stock to accredited investors in a private placement transaction. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Net proceeds to us from these transactions were $8.0 million.

     In the fourth quarter of 2001, we sold convertible subordinate debentures to accredited investors in a private placement transaction. These debentures were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. As of December 31, 2001, we received $9.4 million in proceeds from this sale. We received additional proceeds of $0.6 million in January 2002, for a total of $10.0 million. The convertible debentures are convertible into an aggregate of 833,333 shares of our common stock immediately at the option of the holder or at our discretion at any time after December 31, 2003, and prior to maturity at December 31, 2006. The debentures bear interest at the rate of 7% payable quarterly.

     In September 2002, in connection with the acquisition of RPC, we issued warrants to former RPC shareholders to purchase an aggregate of 264,900 shares of our common stock at an exercise price of $15.27. If the fair market value of our common stock is less than $25.27 on September 19, 2003, then each warrant holder has the right to receive, in exchange for the warrant, an amount equal to CHF 8.25 (approximately $6.30 at June 20, 2003) multiplied by the total number of shares of common stock then underlying the warrant. The value of this commitment at the acquisition date was $1.3 million and was included in the purchase price of RPC. Our aggregate potential liability at March 28, 2003 was approximately $1.6 million. Payment in cash is due within 30 days of exercise of the guaranty right by the warrant holder. All of the warrants currently are exercisable and expire on September 19, 2003.

     On May 7, 2002, we repurchased 125,000 shares of our common stock from Vantico. On that same date, we sold 1,125,000 shares of our common stock to accredited investors in a private placement transaction. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Net proceeds to us from these transactions were $12.5 million.

     On May 5, 2003, we sold 2,634,016 shares of our Series B Convertible Preferred Stock, at a price of $6.00 per share, to accredited investors for aggregate consideration of $15.8 million. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. The preferred stock accrues dividends at 8% per share and is convertible at any time into approximately 2,634,016 shares of common stock. The stock is redeemable at our option after the third anniversary date. We must redeem any shares of preferred stock outstanding on the tenth anniversary date. The redemption price is $6.00 per share plus accrued and unpaid dividends.

ITEM 16 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  The following exhibits are filed herewith:

NUMBER EXHIBIT TITLE

     The following exhibits are included as part of this filing and incorporated herein by this reference:

3.1  Certificate of Incorporation of Registrant. Incorporated by reference to
     Exhibit 3.1 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

3.2 Amendment to Certificate of Incorporation filed on May 23, 1995. Incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form S-2/A filed on May 25, 1995.

3.3 Certificate of Designation of Rights, Preferences and Privileges of Preferred Stock. Incorporated by reference to Exhibit 2 to Registrant's Registration Statement on Form 8-A filed January 8, 1996.

3.4 Certificate of Designations of the Series B Convertible Preferred Stock, filed with the Secretary of State of Delaware on May 2, 2003. Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, filed on May 7, 2003.

3.5 Bylaws of Registrant. Incorporated by reference to Exhibit 3.2 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.1* 1989 Employee and Director Incentive Plan. Incorporated by reference to
     Exhibit 4.1 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.2* Form of Director Option Contract pursuant to the 1989 Employee and Director
     Incentive Plan. Incorporated by reference to Exhibit 4.2 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.3* Form of Officer Option Contract pursuant to the 1989 Employee and Director
     Incentive Plan. Incorporated by reference to Exhibit 4.3 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.4* Form of Employee Option Contract pursuant to the 1989 Employee and Director
     Incentive Plan. Incorporated by reference to Exhibit 4.4 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.5 3D Systems Corporation 1996 Stock Incentive Plan. Incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed on March 30, 2001.

4.6* Form of Incentive Stock Option Contract for Executives pursuant to the 1996
     Stock Incentive Plan. Incorporated by reference to Exhibit 4.6 of Registrant's Form 10-K for the year ended December 31, 2000.

4.7* Form of Non-Statutory Stock Option Contract for Executives pursuant to the
     1996 Stock Incentive Plan. Incorporated by reference to Exhibit 4.7 of Registrant's Form 10-K for the year ended December 31, 2000.

4.8* Form of Employee Incentive Stock Option Contract pursuant to the 1996 Stock
     Incentive Plan. Incorporated by reference to Exhibit 4.8 of Registrant's Form 10-K for the year ended December 31, 1999.

4.9* Form of Employee Non-Statutory Stock Option Contract pursuant to the 1996
     Stock Incentive Plan. Incorporated by reference to Exhibit 4.9 of Registrant's Form 10-K for the year ended December 31, 1999.

4.10* 3D Systems Corporation 1996 Non-Employee Directors' Stock Option Plan.
     Incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement filed on March 30, 2001.

4.11* Form of Director Option Contract pursuant to the 1996 Non-Employee
     Director Stock Option Plan. Incorporated by reference to Exhibit 4.5 of Registrant's Form 10-K for the year ended December 31, 1999.

4.12 3D Systems Corporation 1998 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8 filed on July 10, 1998.

4.13 3D Systems Corporation 2001 Stock Option Plan. Incorporated by reference to
     Exhibit 10.1 to Registrant's Registration Statement on Form S-8 filed on June 11, 2001.

5.1  Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1 Lease dated as of July 12, 1988, by and between 3D Systems, Inc. and Valencia Tech Associates. Incorporated by reference to Exhibit 3.1 to 3-D Canada's Annual Report on Form 20-F for the year ended December 31, 1987 (Reg. No. 0-16333).

10.2 Third Amendment to Lease dated as of August 27, 2002 by and between Katell Valencia Associates, a California limited partnership and 3D Systems, Inc., a California corporation.

10.3 Amendment No. 1 to Lease Agreement between 3D Systems, Inc. and Katell Valencia Associates, a California limited partnership, dated May 28, 1993. Incorporated by reference to Exhibit 10.2 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

10.4 Agreement dated as of July 19, 1988, by and among 3D Systems, Inc., UVP, Cubital, Ltd. and Scitex Corporation Ltd. Incorporated by reference to
     Exhibit 3.10 to 3-D Canada's Annual Report on Form 20-F for the year ended December 31, 1987 (Reg. No. 0-16333).

10.5 Patent Purchase Agreement dated January 5, 1990 by and between 3D Systems, Inc. and UVP. Incorporated by reference to Exhibit 10.28 to 3-D Canada's Registration Statement on Form S-1 (Reg. No. 33-31789).

10.6 Security Agreement dated as of the 5th day of January, 1990 by and between UVP and 3D Systems, Inc. relating to security interest in UVP Patent. Incorporated by reference to Exhibit 10.29 to 3-D Canada's Registration Statement on Form S-1 (Reg. No. 33-31789).

10.7 Assignment of UVP Patent dated January 12, 1990 by UVP to 3D, Inc. Incorporated by reference to Exhibit 10.30 to 3-D Canada's Registration Statement on Form S-1 (Reg. No. 33-31789).

10.8 Form of Indemnification Agreement between Registrant and certain of its executive officers and directors. Incorporated by reference to Exhibit
     10.18 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

10.9 Agreement dated October 4, 1995 between Registrant and Mesa County Economic Development Council, Inc., a Colorado non-profit corporation. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended September 29, 1995, filed on November 13, 1995.

10.10 Retainer Agreement effective September 9, 1999 between Registrant and Regent Pacific Management Corporation. Incorporated by reference to Exhibit
     10.1 to Registrant's Current Report on Form 8-K, filed on February 23,
     2000.

10.11 Patent License Agreement dated December 16, 1998 by and between 3D Systems, Inc., NTT Data CMET, Inc. and NTT Data Corporation. Incorporated by reference to Exhibit 10.56 to Form 10-K for the year ended December 31, 1998.

10.12 Stock Option Agreement dated May 20, 1999 between Registrant and Arthur B. Sims. Incorporated by reference to Exhibit 10.54 to Form 10-K for the year ended December 31, 1999, filed on March 30, 2000.

10.13 Amendment to Retainer Agreement effective August 8, 2000 between Registrant and Regent Pacific Management Corporation. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the third quarter of 2000, filed on November 9, 2000.

10.14 Amendment dated August 27, 1998 to R&D Agreement of July 1, 1990 between Registrant and Ciba-Geigy Limited. Incorporated by reference to Exhibit
     10.41 of Registrant's Form 10-K for the year ended December 31, 2000.

10.15 Termination Agreement dated July 21, 2000, between 3D Systems Corporation, a California Corporation, Charles W. Hull ("Hull"), as Founders' Agent pursuant to the Shareholders Agreement and Ciba Specialty Chemicals Canada Inc., a Canadian corporation ("Ciba Canada"), terminating the Shareholders' Agreement, dated April 10, 1991, among 1726 Holdings Ltd., a British Columbia corporation ("1726"), Lionheart Capital Corp., a British Columbia corporation ("Lionheart"), 3-D Canada, and Raymond S. Freed, Charles W. Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal (Freed, Hull, Griffiths, Hiramatsu, Warren and Kaftal are collectively referred to as the "Founders"), dated as of May 5, 1993, by and among 1726, Lionheart, 3-D Canada, the Founders and Registrant. Incorporated by reference to Exhibit 10.42 of Registrant's Form 10-K for the year ended December 31, 2000.

10.16 Agreement and Plan of Merger by and among Registrant, Tiger Deals, Inc., a Delaware corporation, and DTM Corporation, a Texas corporation. Incorporated by reference to Form 8-K, filed April 2, 2001.

10.17 Amendment to Employment Agreement effective October 30, 2001 between Registrant and Gary J. Sbona. Incorporated by reference to Exhibit 10.44 of Registrant's Form 10-K for the year ended December 31, 2001, filed on March 27, 2002.

10.18 Agreement effective October 30, 2001 between Registrant and Regent Pacific Management Corporation. Incorporated by reference to Exhibit 10.45 of Registrant's Form 10-K for the year ended December 31, 2001, filed on March 27, 2002.

10.19 Employment Agreement for Brian Service dated October 15, 2002. Incorporated by reference to Exhibit 10.9 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.20* Consulting Agreement for Brian Service dated November 18, 2002.

10.21 Debenture Purchase Agreement dated as of December 19, 2001, by and among Registrant and the purchasers listed on Schedule I thereto.

10.22 Rights Agreement dated as of December 4, 1995, between Registrant and U.S. Stock Transfer Corporation, as Rights Agent. Incorporated by reference to
     Exhibit 1 to Registrant's Registration Statement on Form 8-A filed January 8, 1996.

10.23* Stock Option Agreement dated July 1, 1999, between Registrant and G.
     Walter Loewenbaum II. Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement on Form S-8 filed on March 4, 2002.

10.24* Stock Option Agreement dated September 9, 1999, between Registrant and
     Gary J. Sbona. Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-8 filed on March 4, 2002.

10.25* Stock Option Agreement dated May 20, 1999, between Registrant and Arthur
     B. Sims. Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement on Form S-8 filed on March 4, 2002.

10.26 Amendment Agreement Number One to Loan and Security Agreement dated July 26, 2001. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.27 Amendment Agreement Number Two to Loan and Security Agreement dated August 16, 2001. Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.28 Amendment Agreement Number Three to Loan and Security Agreement dated October 1, 2001. Incorporated by reference to Exhibit 10.3 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.29 Amendment Agreement Number Four to Loan and Security Agreement dated November 1, 2001. Incorporated by reference to Exhibit 10.4 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.30 Amendment Agreement Number Five to Loan and Security Agreement dated December 20, 2001. Incorporated by reference to Exhibit 10.5 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.31 Amendment Agreement Number Six to Loan and Security Agreement dated August 30, 2002. Incorporated by reference to Exhibit 10.6 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.32 Amendment Agreement Number Seven to Loan and Security Agreement dated October 1, 2002. Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.33 Amendment Agreement Number Eight to Loan and Security Agreement dated November 12, 2002. Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.34 Sixth Amendment to Reimbursement Agreement dated November 8, 2002. Incorporated by reference to Exhibit 10.10 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.35 Form of Securities Purchase Agreement. Incorporated by reference to
     Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on May 7, 2003.

10.36 Waiver Agreement Number Two, dated as of May 1, 2003, between and among U.S. Bank National Association, Registrant, and 3D Holdings, LLC. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on May 7, 2003.

10.37* Employment Agreement dated March 1, 1994, by and among Registrant, 3D
     Systems, Inc., a California corporation and Charles W. Hull. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended July 1, 1994, filed on August 9, 1994.

10.38 Lease Amendment No. 2 dated as of March 1, 1996 by and between Katell Valencia Associates, a California limited partnership and 3D Systems, Inc., a California corporation. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended March 28, 2003, filed on July 14, 2003.

10.39 Waiver dated June 26, 2003, between Wells Fargo and Registrant. Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q for the quarterly period ended March 28, 2003, filed on July 14, 2003.

10.40 Waiver dated June 16, 2003, between Wells Fargo and Registrant.

10.41 Letter Agreement between Registrant and Brian K. Service, dated August 8, 2003. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on August 11, 2003.

16.1 Letter, dated April 23, 2003, from Deloitte & Touche LLP to the Securities and Exchange Commission. Incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K, filed on April 23, 2003.

16.2 Letter, dated April 29, 2003, from Deloitte & Touche LLP to the Securities and Exchange Commission. Incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K, filed on April 30, 2003.

16.3 Letter, dated July 22, 203, from Deloitte & Touche LLP to the Securities and Exchange Commission. Incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K, filed on July 23, 2003.

21.1 Subsidiaries of Registrant.

23.1 Consent of Akin Gump Strauss Hauer & Feld LLP (as set forth in Exhibit
     5.1).

23.2 Consent of Independent Auditors - Deloitte & Touche LLP.

24.1 Power of Attorney (included on page II-5 of this registration statement).

---------------

*  Management contract or compensatory plan or arrangement

     (b)  The following financial statement schedule is filed herewith:

     Other financial statement schedules are omitted because the information called for is not required or is shown either in our consolidated financial statements or the notes thereto.

ITEM 17  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sale are being made, a post-effective amendment to this registration statement; to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registration has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Valencia, State of California, on this day of August, 2003.

                                  3D SYSTEMS CORPORATION

                      By:
                                    /s/ Charles W. Hull
                                   -------------------------------------------
                                     Charles W. Hull
                                     Interim Chief Executive Officer,
                                     Executive Vice President and
                                     Chief Technology Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSON BY THESE PRESENTS that each individual whose signature appears below constitute and appoints Brian K. Service and Keith Kosco, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for he same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.


NAME                                      TITLE                               DATE


/s/ Charles W. Hull
----------------------------
Charles W. Hull                         Director, Interim Chief Executive     August 29, 2003
                                        Officer, Executive Vice President
                                        and Chief Technology Officer
                                        (Principal Executive Officer)
/s/ Kevin McNamara
----------------------------
Kevin McNamara                          Acting Chief Financial Officer        August  29, 2003
                                        (Principal Financial Officer)


/s/ G. Peter V. White
----------------------------
G. Peter V. White                       Vice President, Finance               August  29, 2003
                                        (Principal Accounting Officer)


/s/ G. Walter Loewenbaum II
-----------------------------
G. Walter Loewenbaum II                 Chairman of the Board of Directors    August  29, 2003





/s/ Miriam V. Gold
-----------------------------
Miriam V. Gold                           Director                             August  29, 2003


/s/ Jim D. Kever
-----------------------------
Jim D. Kever                             Director                             August  29, 2003


-----------------------------
Kevin S. Moore                           Director                             August __, 2003


/s/ Richard C. Spalding
-----------------------------
Richard C. Spalding                      Director                             August  29, 2003



                                  EXHIBIT INDEX

NUMBER EXHIBIT TITLE

     The following exhibits are included as part of this filing and incorporated herein by this reference:

3.1  Certificate of Incorporation of Registrant. Incorporated by reference to
     Exhibit 3.1 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

3.2 Amendment to Certificate of Incorporation filed on May 23, 1995. Incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form S-2/A filed on May 25, 1995.

3.3 Certificate of Designation of Rights, Preferences and Privileges of Preferred Stock. Incorporated by reference to Exhibit 2 to Registrant's Registration Statement on Form 8-A filed January 8, 1996.

3.4 Certificate of Designations of the Series B Convertible Preferred Stock, filed with the Secretary of State of Delaware on May 2, 2003. Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, filed on May 7, 2003.

3.5 Bylaws of Registrant. Incorporated by reference to Exhibit 3.2 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.1* 1989 Employee and Director Incentive Plan. Incorporated by reference to
     Exhibit 4.1 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.2* Form of Director Option Contract pursuant to the 1989 Employee and Director
     Incentive Plan. Incorporated by reference to Exhibit 4.2 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.3* Form of Officer Option Contract pursuant to the 1989 Employee and Director
     Incentive Plan. Incorporated by reference to Exhibit 4.3 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.4* Form of Employee Option Contract pursuant to the 1989 Employee and Director
     Incentive Plan. Incorporated by reference to Exhibit 4.4 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

4.5 3D Systems Corporation 1996 Stock Incentive Plan. Incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed on March 30, 2001.

4.6* Form of Incentive Stock Option Contract for Executives pursuant to the 1996
     Stock Incentive Plan. Incorporated by reference to Exhibit 4.6 of Registrant's Form 10-K for the year ended December 31, 2000.

4.7* Form of Non-Statutory Stock Option Contract for Executives pursuant to the
     1996 Stock Incentive Plan. Incorporated by reference to Exhibit 4.7 of Registrant's Form 10-K for the year ended December 31, 2000.

4.8* Form of Employee Incentive Stock Option Contract pursuant to the 1996 Stock
     Incentive Plan. Incorporated by reference to Exhibit 4.8 of Registrant's Form 10-K for the year ended December 31, 1999.

4.9* Form of Employee Non-Statutory Stock Option Contract pursuant to the 1996
     Stock Incentive Plan. Incorporated by reference to Exhibit 4.9 of Registrant's Form 10-K for the year ended December 31, 1999.


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4.10* 3D Systems Corporation 1996 Non-Employee Directors' Stock Option Plan.
     Incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement filed on March 30, 2001.

4.11* Form of Director Option Contract pursuant to the 1996 Non-Employee
     Director Stock Option Plan. Incorporated by reference to Exhibit 4.5 of Registrant's Form 10-K for the year ended December 31, 1999.

4.12 3D Systems Corporation 1998 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8 filed on July 10, 1998.

4.13 3D Systems Corporation 2001 Stock Option Plan. Incorporated by reference to
     Exhibit 10.1 to Registrant's Registration Statement on Form S-8 filed on June 11, 2001.

5.1  Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1 Lease dated as of July 12, 1988, by and between 3D Systems, Inc. and Valencia Tech Associates. Incorporated by reference to Exhibit 3.1 to 3-D Canada's Annual Report on Form 20-F for the year ended December 31, 1987 (Reg. No. 0-16333).

10.2 Third Amendment to Lease dated as of August 27, 2002 by and between Katell Valencia Associates, a California limited partnership and 3D Systems, Inc., a California corporation.

10.3 Amendment No. 1 to Lease Agreement between 3D Systems, Inc. and Katell Valencia Associates, a California limited partnership, dated May 28, 1993. Incorporated by reference to Exhibit 10.2 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

10.4 Agreement dated as of July 19, 1988, by and among 3D Systems, Inc., UVP, Cubital, Ltd. and Scitex Corporation Ltd. Incorporated by reference to
     Exhibit 3.10 to 3-D Canada's Annual Report on Form 20-F for the year ended December 31, 1987 (Reg. No. 0-16333).

10.5 Patent Purchase Agreement dated January 5, 1990 by and between 3D Systems, Inc. and UVP. Incorporated by reference to Exhibit 10.28 to 3-D Canada's Registration Statement on Form S-1 (Reg. No. 33-31789).

10.6 Security Agreement dated as of the 5th day of January, 1990 by and between UVP and 3D Systems, Inc. relating to security interest in UVP Patent. Incorporated by reference to Exhibit 10.29 to 3-D Canada's Registration Statement on Form S-1 (Reg. No. 33-31789).

10.7 Assignment of UVP Patent dated January 12, 1990 by UVP to 3D, Inc. Incorporated by reference to Exhibit 10.30 to 3-D Canada's Registration Statement on Form S-1 (Reg. No. 33-31789).

10.8 Form of Indemnification Agreement between Registrant and certain of its executive officers and directors. Incorporated by reference to Exhibit
     10.18 to Form 8-B filed August 16, 1993, and the amendment thereto, filed on Form 8-B/A on February 4, 1994.

10.9 Agreement dated October 4, 1995 between Registrant and Mesa County Economic Development Council, Inc., a Colorado non-profit corporation. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended September 29, 1995, filed on November 13, 1995.

10.10 Retainer Agreement effective September 9, 1999 between Registrant and Regent Pacific Management Corporation. Incorporated by reference to Exhibit
     10.1 to Registrant's Current Report on Form 8-K, filed on February 23,
     2000.


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


10.11 Patent License Agreement dated December 16, 1998 by and between 3D Systems, Inc., NTT Data CMET, Inc. and NTT Data Corporation. Incorporated by reference to Exhibit 10.56 to Form 10-K for the year ended December 31, 1998.

10.12 Stock Option Agreement dated May 20, 1999 between Registrant and Arthur B. Sims. Incorporated by reference to Exhibit 10.54 to Form 10-K for the year ended December 31, 1999, filed on March 30, 2000.

10.13 Amendment to Retainer Agreement effective August 8, 2000 between Registrant and Regent Pacific Management Corporation. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the third quarter of 2000, filed on November 9, 2000.

10.14 Amendment dated August 27, 1998 to R&D Agreement of July 1, 1990 between Registrant and Ciba-Geigy Limited. Incorporated by reference to Exhibit
     10.41 of Registrant's Form 10-K for the year ended December 31, 2000.

10.15 Termination Agreement dated July 21, 2000, between 3D Systems Corporation, a California Corporation, Charles W. Hull ("Hull"), as Founders' Agent pursuant to the Shareholders Agreement and Ciba Specialty Chemicals Canada Inc., a Canadian corporation ("Ciba Canada"), terminating the Shareholders' Agreement, dated April 10, 1991, among 1726 Holdings Ltd., a British Columbia corporation ("1726"), Lionheart Capital Corp., a British Columbia corporation ("Lionheart"), 3-D Canada, and Raymond S. Freed, Charles W. Hull, Bethany Griffiths, Virginia Hiramatsu, Paul B. Warren and Edwin J. Kaftal (Freed, Hull, Griffiths, Hiramatsu, Warren and Kaftal are collectively referred to as the "Founders"), dated as of May 5, 1993, by and among 1726, Lionheart, 3-D Canada, the Founders and Registrant. Incorporated by reference to Exhibit 10.42 of Registrant's Form 10-K for the year ended December 31, 2000.

10.16 Agreement and Plan of Merger by and among Registrant, Tiger Deals, Inc., a Delaware corporation, and DTM Corporation, a Texas corporation. Incorporated by reference to Form 8-K, filed April 2, 2001.

10.17 Amendment to Employment Agreement effective October 30, 2001 between Registrant and Gary J. Sbona. Incorporated by reference to Exhibit 10.44 of Registrant's Form 10-K for the year ended December 31, 2001, filed on March 27, 2002.

10.18 Agreement effective October 30, 2001 between Registrant and Regent Pacific Management Corporation. Incorporated by reference to Exhibit 10.45 of Registrant's Form 10-K for the year ended December 31, 2001, filed on March 27, 2002.

10.19 Employment Agreement for Brian Service dated October 15, 2002. Incorporated by reference to Exhibit 10.9 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.20* Consulting Agreement for Brian Service dated November 18, 2002.

10.21 Debenture Purchase Agreement dated as of December 19, 2001, by and among Registrant and the purchasers listed on Schedule I thereto.

10.22 Rights Agreement dated as of December 4, 1995, between Registrant and U.S. Stock Transfer Corporation, as Rights Agent. Incorporated by reference to
     Exhibit 1 to Registrant's Registration Statement on Form 8-A filed January 8, 1996.

10.23* Stock Option Agreement dated July 1, 1999, between Registrant and G.
     Walter Loewenbaum II. Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement on Form S-8 filed on March 4, 2002.


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10.24* Stock Option Agreement dated September 9, 1999, between Registrant and
     Gary J. Sbona. Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-8 filed on March 4, 2002.

10.25* Stock Option Agreement dated May 20, 1999, between Registrant and Arthur
     B. Sims. Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement on Form S-8 filed on March 4, 2002.

10.26 Amendment Agreement Number One to Loan and Security Agreement dated July 26, 2001. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.27 Amendment Agreement Number Two to Loan and Security Agreement dated August 16, 2001. Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.28 Amendment Agreement Number Three to Loan and Security Agreement dated October 1, 2001. Incorporated by reference to Exhibit 10.3 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.29 Amendment Agreement Number Four to Loan and Security Agreement dated November 1, 2001. Incorporated by reference to Exhibit 10.4 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.30 Amendment Agreement Number Five to Loan and Security Agreement dated December 20, 2001. Incorporated by reference to Exhibit 10.5 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.31 Amendment Agreement Number Six to Loan and Security Agreement dated August 30, 2002. Incorporated by reference to Exhibit 10.6 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.32 Amendment Agreement Number Seven to Loan and Security Agreement dated October 1, 2002. Incorporated by reference to Exhibit 10.7 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.33 Amendment Agreement Number Eight to Loan and Security Agreement dated November 12, 2002. Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.34 Sixth Amendment to Reimbursement Agreement dated November 8, 2002. Incorporated by reference to Exhibit 10.10 to Registrant's Form 10-Q for the quarterly period ended September 27, 2002, filed on November 12, 2002.

10.35 Form of Securities Purchase Agreement. Incorporated by reference to
     Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on May 7, 2003.

10.36 Waiver Agreement Number Two, dated as of May 1, 2003, between and among U.S. Bank National Association, Registrant, and 3D Holdings, LLC. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on May 7, 2003.

10.37* Employment Agreement dated March 1, 1994, by and among Registrant, 3D
     Systems, Inc., a California corporation and Charles W. Hull. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended July 1, 1994, filed on August 9, 1994.

10.38 Lease Amendment No. 2 dated as of March 1, 1996 by and between Katell Valencia Associates, a California limited partnership and 3D Systems, Inc., a California corporation. Incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q for the quarterly period ended March 28, 2003, filed on July 14, 2003.

10.39 Waiver dated June 26, 2003, between Wells Fargo and Registrant. Incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q for the quarterly period ended March 28, 2003, filed on July 14, 2003.

10.40 Waiver dated June 16, 2003, between Wells Fargo and Registrant.

10.41 Letter Agreement between Registrant and Brian K. Service, dated August 8, 2003. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on August 11, 2003.

16.1 Letter, dated April 23, 2003, from Deloitte & Touche LLP to the Securities and Exchange Commission. Incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K, filed on April 23, 2003.

16.2 Letter, dated April 29, 2003, from Deloitte & Touche LLP to the Securities and Exchange Commission. Incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K, filed on April 30, 2003.

16.3 Letter, dated July 22, 203, from Deloitte & Touche LLP to the Securities and Exchange Commission. Incorporated by reference to Exhibit 16.1 to Registrant's Current Report on Form 8-K, filed on July 23, 2003.

21.1 Subsidiaries of Registrant.

23.1 Consent of Akin Gump Strauss Hauer & Feld LLP (as set forth in Exhibit
     5.1).

23.2 Consent of Independent Auditors - Deloitte & Touche LLP.

24.1 Power of Attorney (included on page II-5 of this registration statement).

---------------------
*  Management contract or compensatory plan or arrangement


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